Exhibit 99.1

KB SECURITIES CO., LTD.

and Subsidiaries

Consolidated Financial Statements

December 31, 2025 and 2024

(With Independent Auditor’s Report Thereon)

KB SECURITIES CO., LTD. and Subsidiaries

Index

December 31, 2025 and 2024

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

To the Board of Directors and Shareholders of KB Securities Co.,Ltd.

Opinion

We have audited the consolidated financial statements of KB Securities Co.,Ltd. and its subsidiaries (collectively referred to as the “Group”) which comprise the consolidated statements of financial position as at December 31, 2025 and 2024, and the consolidated statements of profit or loss, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the year then ended, and notes to the consolidated financial statements, including material accounting policy information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of KB Securities Co.,Ltd. and its subsidiaries as at December 31, 2025 and 2024, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of the consolidated financial statements and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Other Matters

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with Korean IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

March 05, 2026

This report is effective as of March 05, 2026, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KB SECURITIES CO., LTD. and Subsidiaries

Consolidated Statements of Financial Position

December 31, 2025 and 2024

(in Korean won)	Notes	2025	2024
Assets
Cash and deposits	5,36,37,38	4,106,569,157,278	3,322,504,801,129
Financial assets at fair value through profit or loss	6,36,37,38	42,787,453,810,773	37,098,018,781,130
Derivative financial assets	7,36,37,38,39	1,614,613,117,421	1,394,203,700,793
Financial assets at fair value through other comprehensive income	8,36,37,38	9,463,744,417,319	6,485,291,405,839
Investments in associates	9	524,795,447,807	417,779,179,720
Financial assets measured at amortised cost	10,36,37,38,39	10,648,276,534,803	10,605,842,882,283
Property and equipment	11,40	246,132,957,110	264,565,054,272
Investment properties	12	112,303,626,799	419,452,413,193
Intangible assets	13	247,707,431,208	270,013,083,580
Current tax assets		7,263,856,076	6,817,736,155
Deferred tax assets	35	1,028,672,514	101,231,125,789
Other financial assets	14,36,37,38,39	6,323,965,381,055	2,813,756,957,484
Other assets	15	391,035,926,032	191,058,232,236

Total assets		76,474,890,336,195	63,390,535,353,603

Liabilities
Deposit liabilities	16,36,37,38	12,110,773,883,179	7,725,858,827,353
Financial liabilities at fair value through profit or loss	6,36,37,38,39	10,907,226,138,761	10,568,567,281,885
Derivative financial liabilities	7,36,37,38,39	2,088,322,937,570	1,924,224,653,973
Borrowings	17,36,37,38,39	37,823,437,013,085	33,454,601,384,335
Current tax liabilities		3,511,145,613	2,088,698,400
Net defined benefit liabilities	18	78,075,613,277	68,664,255,596
Deferred tax liabilities	35	83,098,965,782	—
Provisions	19	110,112,536,856	137,559,873,490
Other financial liabilities	20,36,37,38,39,40	5,861,140,105,763	2,210,452,579,371
Other liabilities	21	512,456,754,770	410,188,122,844

Total liabilities		69,578,155,094,656	56,502,205,677,247

Equity
Share capital	22	1,493,102,120,000	1,493,102,120,000
Hybrid securities	23	756,092,772,000	756,092,772,000
Other paid-in capital	24	1,479,259,900,170	1,479,259,900,170
Retained earnings	25	2,776,090,156,504	2,709,817,622,121
Other components of equity	26	359,346,515,034	366,918,638,122

Equity attributable to shareholders of the Parent Company		6,863,891,463,708	6,805,191,052,413
Non-controlling interest		32,843,777,831	83,138,623,943

Total equity		6,896,735,241,539	6,888,329,676,356

Total liabilities and equity		76,474,890,336,195	63,390,535,353,603

The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

KB SECURITIES CO., LTD. and Subsidiaries

Consolidated Statements of Profit or Loss

Years Ended December 31, 2025 and 2024

(in Korean won)	Notes	2025	2024
Operating income
Fee and commission income	27	1,218,585,193,850	996,126,674,623
Gain on valuation and disposal of financial instruments	28	9,688,036,628,162	6,736,722,555,374
Interest income	29	1,767,647,609,350	1,786,484,002,043
Interest income from financial instruments at FVTPL		818,417,272,992	845,561,099,273
Interest income in applying of effective interest rate		949,230,336,358	940,922,902,770
Gain on valuation and disposal of financial assets measured at amortised costs	30	7,914,883,182	93,211,647,521
Gain on foreign currency transactions	31	1,197,533,309,395	1,003,250,074,144
Other operating income	32	268,507,921,807	216,235,771,509

		14,148,225,545,746	10,832,030,725,214

Operating expenses
Fee and commission expense	27	277,509,273,615	224,247,029,796
Loss on valuation and disposal of financial instruments	28	9,426,444,322,313	6,596,582,730,529
Interest expense	29	1,132,588,335,404	1,179,191,194,744
Loss on valuation and disposal of financial assets measured at amortised costs	30	175,763,491,187	145,590,870,688
Loss on foreign currency transactions	31	1,101,757,751,711	855,259,385,623
Selling and administrative expenses	33	1,070,713,550,424	980,571,344,291
Other operating expenses	32	51,877,818,853	69,801,692,335

		13,236,654,543,507	10,051,244,248,006

Operating profit		911,571,002,239	780,786,477,208
Non-operating income	34	112,942,456,111	79,952,919,885
Non-operating expenses	34	117,621,747,035	112,106,383,967

Profit before income tax		906,891,711,315	748,633,013,126
Income tax expense	35	224,506,293,054	158,272,192,817

Profit for the year		682,385,418,261	590,360,820,309

Profit attributable to:
Shareholders of the Parent Company		679,735,666,551	591,153,189,731
Non-controlling interest		2,649,751,710	(792,369,422)

The above consolidated statements of profit or loss should be read in conjunction with the accompanying notes.

KB SECURITIES CO., LTD. and Subsidiaries

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2025 and 2024

(in Korean won)	Notes	2025	2024
Profit for the year		682,385,418,261	590,360,820,309

Other comprehensive income(loss)
Items that will not be reclassified to profit or loss
Net gains on valuation of equity instruments at fair value through other comprehensive income	8,26	67,227,217,044	8,839,011,424
Fair value changes on financial liabilities designated at fair value due to own credit risk	6,26	(3,225,599,161)	(5,514,924,589)
Remeasurements of the net defined benefit liabilities	18,26	(6,236,623,659)	(4,690,189,048)
Revaluation of property and equipment	26	(867,736,179)	—
Items that may be subsequently reclassified to profit or loss
Net gains(losses) on valuation of debt instrument at fair value through other comprehensive income	8,26	(38,367,096,425)	(1,984,821,331)
Share of other comprehensive income(loss) of associates	9,26	(786,671,104)	6,533,680,406
Gains(losses) on hedge of net investments in foreign operations	7,26	6,040,168,716	(21,669,806,592)
Exchange difference on translation of foreign operations	26	(27,915,387,535)	66,396,452,674

Other comprehensive income for the year, net of tax		(4,131,728,303)	47,909,402,944

Total comprehensive income for the year		678,253,689,958	638,270,223,253

Total comprehensive income for the year attributable to:
Shareholders of the Parent Company		677,300,111,295	636,999,680,242
Non-controlling interest		953,578,663	1,270,543,011

The above consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

KB SECURITIES CO., LTD. and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2025 and 2024

(in Korean won)	Attributable to the Shareholder of the Parent Company
	Share Capital	Hybrid Securities	Other Paid In Capital	Retained Earnings	Other Components of Equity	Total	Non-controlling Interest	Total Equity
Balance at January 1, 2024	1,493,102,120,000	626,093,392,000	1,478,687,978,420	2,304,302,712,341	322,497,946,084	6,224,684,148,845	71,347,869,622	6,296,032,018,467
Issuance of hybrid securities	—	129,999,380,000	—	—	—	129,999,380,000	—	129,999,380,000
Dividends of hybrid securities	—	—	—	(37,064,078,424)	—	(37,064,078,424)	—	(37,064,078,424)
Dividends	—	—	—	(150,000,000,000)	—	(150,000,000,000)	—	(150,000,000,000)
Changes in scope of consolidation	—	—	571,921,750	—	—	571,921,750	10,520,211,310	11,092,133,060
Replacement due to disposal of equity investments at FVOCI	—	—	—	1,425,798,473	(1,425,798,473)	—	—	—
Total comprehensive income
Profit for the year	—	—	—	591,153,189,731	—	591,153,189,731	(792,369,422)	590,360,820,309
Gains on financial instruments at fair value through other comprehensive income	—	—	—	—	6,854,190,093	6,854,190,093	—	6,854,190,093
Fair value changes on financial liabilities designated at fair value due to own credit risk	—	—	—	—	(5,514,924,589)	(5,514,924,589)	—	(5,514,924,589)
Share of other comprehensive income of associates	—	—	—	—	6,533,680,406	6,533,680,406	—	6,533,680,406
Revaluation of property and equipment	—	—		—	—	—	—	—
Remeasurements of net defined benefit liabilities	—	—	—	—	(4,690,189,048)	(4,690,189,048)	—	(4,690,189,048)
Gains on hedge of net investments in foreign operations	—	—	—	—	(21,669,806,592)	(21,669,806,592)	—	(21,669,806,592)
Exchange difference on translation of foreign operations	—	—	—	—	64,333,540,241	64,333,540,241	2,062,912,433	66,396,452,674

Balance at December 31, 2024	1,493,102,120,000	756,092,772,000	1,479,259,900,170	2,709,817,622,121	366,918,638,122	6,805,191,052,413	83,138,623,943	6,888,329,676,356

Balance at January 1, 2025	1,493,102,120,000	756,092,772,000	1,479,259,900,170	2,709,817,622,121	366,918,638,122	6,805,191,052,413	83,138,623,943	6,888,329,676,356
Dividends of hybrid securities	—	—	—	(38,599,700,000)	—	(38,599,700,000)	—	(38,599,700,000)
Dividends	—	—	—	(580,000,000,000)	—	(580,000,000,000)	(1,176,318,032)	(581,176,318,032)
Changes in scope of consolidation	—	—	—	—	—	—	(50,072,106,743)	(50,072,106,743)
Replacement due to disposal of equity investments at FVOCI	—	—	—	1,051,211,175	(1,051,211,175)	—	—	—
Replacement of Revaluation Surplus due to disposal of property and equipment	—	—	—	4,085,356,657	(4,085,356,657)	—	—	—
Total comprehensive income
Profit for the year	—	—	—	679,735,666,551	—	679,735,666,551	2,649,751,710	682,385,418,261
Gains on financial instruments at fair value through other comprehensive income	—	—	—	—	29,108,189,243	29,108,189,243	(248,068,624)	28,860,120,619

KB SECURITIES CO., LTD. and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2025 and 2024

Fair value changes on financial liabilities designated at fair value due to own credit risk	—	—	—	—	(3,225,599,161)	(3,225,599,161)	—	(3,225,599,161)
Share of other comprehensive income of associates	—	—	—	—	(786,671,104)	(786,671,104)	—	(786,671,104)
Revaluation of property and equipment	—	—		—	(867,736,179)	(867,736,179)	—	(867,736,179)
Remeasurements of net defined benefit liabilities	—	—	—	—	(6,236,623,659)	(6,236,623,659)	—	(6,236,623,659)
Gains on hedge of net investments in foreign operations	—	—	—	—	6,040,168,716	6,040,168,716	—	6,040,168,716
Exchange difference on translation of foreign operations	—	—	—	—	(26,467,283,112)	(26,467,283,112)	(1,448,104,423)	(27,915,387,535)

Balance at December 31, 2025	1,493,102,120,000	756,092,772,000	1,479,259,900,170	2,776,090,156,504	359,346,515,034	6,863,891,463,708	32,843,777,831	6,896,735,241,539

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

KB SECURITIES CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2025 and 2024

(in Korean won)	Notes	2025	2024
Cash flows from operating activities
Cash generated from operating activities
Profit for the year		682,385,418,261	590,360,820,309
Adjustment for non-cash items	43	(927,921,963,551)	(235,405,440,147)
Changes in operating assets and liabilities	43	(511,465,876,887)	(1,481,806,807,935)

		(757,002,422,177)	(1,126,851,427,773)
Interest received		1,730,075,332,554	1,723,472,495,685
Interest paid		(1,129,884,884,732)	(1,162,048,104,085)
Dividends received		102,789,420,208	87,216,895,805
Income taxes paid		(248,855,506,454)	(265,384,713,273)

Net cash used in operating activities		(302,878,060,601)	(743,594,853,641)

Cash flows from investing activities
Decrease(increase) in long-term deposit		(65,618,550,000)	4,904,563,265
Acquisition of financial assets at fair value through other comprehensive income		(11,735,348,404,508)	(5,810,505,707,282)
Disposal of financial assets at fair value through other comprehensive income		8,826,609,065,903	4,537,478,148,513
Acquisition of investments of associates	9	(216,945,692,143)	(189,694,468,319)
Disposal of investment of associates	9	67,631,618,701	39,028,047,799
Net cash flows from the acquisition of subsidiaries		(9,505,746,848)	—
Net cash flows from the disposal of subsidiaries		(55,401,797,923)	4,899,392,910
Acquisition of property and equipment	11	(25,320,731,420)	(29,580,876,276)
Disposal of property and equipment	11	30,108,643,761	868,027,735
Acquisition of intangible assets	13	(57,380,348,151)	(64,199,531,738)
Disposal of intangible assets	13	1,531,416,125	11,587,324,372
Disposal of investment properties	12	1,459,865,433	—
Others		(33,327,025)	(91,281,928)

Net cash provided by investing activities		(3,238,213,988,095)	(1,495,306,360,949)

Cash flows from financing activities
Increase in borrowings	43	2,861,360,138,473	1,685,010,912,522
Issuance of debentures	43	2,000,000,000,000	1,658,655,508,229
Repayment of debentures	43	(831,900,000,000)	(810,000,000,000)
Increase(decrease) in guarantee deposit liabilities	43	492,762,533	(565,525,605)
Dividends paid	25	(580,000,000,000)	(150,000,000,000)
Decrease of lease liabilities	43	(38,314,233,831)	(46,492,571,462)
Issuance of hybrid securities	23	—	129,999,380,000
Dividends of hybrid securities	25	(38,599,700,000)	(42,652,275,000)
Increase(decrease) in other liabilities	43	16,665,222,370	(32,697,142,966)

Net cash provided by financing activities		3,389,704,189,545	2,391,258,285,718

Effect of exchange rate changes on cash and cash equivalents		1,156,578,093	15,979,335,695

Net increase in cash and cash equivalents		(150,231,281,058)	168,336,406,823
Cash and cash equivalents at the beginning of the year	5	783,086,833,987	614,750,427,164

Cash and cash equivalents in consolidated statement of financial position as at the end of the year	5	632,855,552,929	783,086,833,987

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

1. General Information

General information of KB Securities Co., Ltd. (the “Parent Company” or “KB Securities”) which is a controlling company in accordance with Korean IFRS No.1110 Consolidated Financial Statements, and 69 subsidiaries including KBFG Securities America Inc. is as follows:

The Parent Company was established on June 1, 1962, under the name of Kookil Securities Co., Ltd. On June 5, 1986, the Parent Company changed its name to “Hyundai Securities Co., Ltd.”. After several capital increases, the share capital of the Parent Company amounts to ~~W~~1,493,102 million as at December 31, 2025.

The Parent Company became a wholly owned subsidiary of KB Financial Group Inc. on October 19, 2016, through a comprehensive exchange of shares. At the end of the reporting period, KB Financial Group Inc. owns 100% of ordinary shares of the Parent Company.

Meanwhile, the Parent Company merged with KB Investment & Securities Co., Ltd. (the “KB Investment & Securities”) on December 30, 2016 as a surviving company and changed its name to KB Securities Co., Ltd. As at December 31, 2025, the Parent Company has 74 branch offices in Korea and two overseas branch offices.

Details of the consolidated subsidiaries as at December 31, 2025 and 2024, are as follows:

	2025
Investor	Investee	Industry	Percentage of ownership (%)	Location	Date of financial statements
The Parent Company	KBFG Securities America Inc.	Investment, advisory	100.00	USA	December
	KB Securities Hong Kong Ltd.	Investment, advisory	100.00	Hong Kong	December
	KB Securities Vietnam Joint Stock Company	Investment, advisory	99.81	Vietnam	December
	KB FINA COMPANY LIMITED(formely, KB FINA Joint Stock Company)	IT(Fintech)	100.00	Vietnam	December
	PT. KB Valbury Sekuritas	Investment, advisory	65.00	Indonesia	December
	KB Digital Innovation&growth New Technology Business Investment Fund [1]	Other financial	20.00	Korea	December
	KB Pre-IPO 2nd (TCB) New Technology Business Investment Fund 1 [1]	Other financial	42.86	Korea	December
	KB Global Contents Private Investment Fund [1]	Other financial	27.27	Korea	December
	KB Securities ESG Value Enhancement Fund	Other financial	93.75	Korea	December
	LB Ireland Private Real Estate Investment Trust 8	Funds	96.64	Korea	December
	Pacific US BlackRock Private Placement Real Estate Fund Investment Trust No. 15	Funds	98.51	Korea	December
	JB Dry Street Private Fund 1	Funds	100.00	Korea	December
	JB Australia108 Private Fund 1	Funds	100.00	Korea	December
	JB Forge Private Fund 1	Funds	100.00	Korea	December
	JB Hall Street Private Fund 1	Funds	100.00	Korea	December
	JB Margaret Street Private Fund 1	Funds	100.00	Korea	December
	GVA Europe Pre-IPO Private Investment Trust No.1	Funds	100.00	Korea	December
	LIFE Global Reits Pre-IPO General Private Investment Trust 1	Funds	99.89	Korea	December
	Star-Lord Alpha Flux General Investors Private Real Estate Investment Company No.11	Funds	99.78	Korea	December
	Global One Professional Investment Type Private U.S. Real Estate Investment Trust No. 2(H)	Funds	99.99	Korea	December
	PineStreet AIOFIII Infrastructure General Private Trust No.2	Funds	99.92	Korea	December
	Samsung Vista Credit BDC Private Investment No.2(USD)	Funds	99.93	Korea	December
	Mangrove Feeder Fund	Funds	71.63	Cayman Islands	December
	GH Real Estate I LP	Investment	81.00	Guernsey	December

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

2025
Investor	Investee	Industry	Percentage of ownership (%)	Location	Date of financial statements
	Able Gwonseon 1st Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	Newstar Gimpo 1st Co., Ltd [1]	Asset-backed securitization	—	Korea	December
	Able Sewoon Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	KB MyeongJi 1st Co.,Ltd. [1]	Asset-backed securitization	—	Korea	December
	KB Mapo 2nd Co.,Ltd. [1]	Asset-backed securitization	—	Korea	December
	Zitaress 1st Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	Newstar Gimpo 4th Co.,Ltd. [1]	Asset-backed securitization	—	Korea	December
	Powerplay 1st Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	Able Maseok 1st Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	Newstar Wave 1st Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	Able Next 1st Co., Ltd [1]	Asset-backed securitization	—	Korea	December
	YSMC 1st Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	Stoke 2nd Corp [1]	Asset-backed securitization	—	Korea	December
	Newstar Seongnam 1st Co.,Ltd [1]	Asset-backed securitization	—	Korea	December
	KPS Sihwa 1st Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	Able alpha Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	Newstar Gimpo 7th Co.,Ltd. [1]	Asset-backed securitization	—	Korea	December
	able hi position 1st [1]	Asset-backed securitization	—	Korea	December
	Able Yongin Wonsam 2nd Co.,Ltd. [1]	Asset-backed securitization	—	Korea	December
	TRUE HOUSE FIRST CO., LTD. [1]	Asset-backed securitization	—	Korea	December
	Able Gongpyeong 3rd Co.,Ltd [1]	Asset-backed securitization	—	Korea	December
	NEW STAR L CARD 1ST CO.,LTD. [1]	Asset-backed securitization	—	Korea	December
	Olivia 1st Co.,Ltd. [1]	Asset-backed securitization	—	Korea	December
	New Star Sinar Third Co., Ltd [1]	Asset-backed securitization	—	Korea	December
	New Star YJ Second Co., Ltd [1]	Asset-backed securitization	—	Korea	December
	HJ GALAXY No.4 Co.,ltd [1]	Asset-backed securitization	—	Korea	December
	Hyosung Vina Second Co., Ltd [1]	Asset-backed securitization	—	Korea	December
	newstarwoncle 1st. Co.ltd [1]	Asset-backed securitization	—	Korea	December
	NetFabric Suncheon First Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	KB Infra 4th Co.,Ltd. [1]	Asset-backed securitization	—	Korea	December
	Newstar Songam 1st Co.,ltd. [1]	Asset-backed securitization	—	Korea	December
	New Star SJ First Co., Ltd [1]	Asset-backed securitization	—	Korea	December
	New Star REITs First Co., Ltd [1]	Asset-backed securitization	—	Korea	December

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

2025
Investor	Investee	Industry	Percentage of ownership (%)	Location	Date of financial statements
	Newstar Cine 1st Co.,ltd. [1]	Asset-backed securitization	—	Korea	December
	MS Cheongna No.2 Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	Next Yeongjong First Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	New Star KM First Co., Ltd [1]	Asset-backed securitization	—	Korea	December
	Newstar Next 1st Co.,ltd. [1]	Asset-backed securitization	—	Korea	December
	Newstar Next 2nd Co.,ltd. [1]	Asset-backed securitization	—	Korea	December
	Newstar Doan first Co., Ltd [1]	Asset-backed securitization	—	Korea	December
	PAV Co., Ltd [1]	Asset-backed securitization	—	Korea	December
	Still No.1 2nd Co., Ltd [1]	Asset-backed securitization	—	Korea	December
	Newstar L Chemi 1st [1]	Asset-backed securitization	—	Korea	December
Mangrove Feeder Fund	Mangrove Master Fund	Funds	100.00	Cayman Islands	December
KB Securities Hong Kong Ltd.	Global Investment Opportunity Limited	Financial & real-estate	100.00	Malaysia	December

[1]

The Group has a substantive power over the special purpose entities (“SPEs”) or investment trusts and is exposed to variable returns. Accordingly, these SPEs and investment trusts are included in subsidiaries although the Group’s ownership is less than 50%.

	2024
Investor	Investee	Industry	Percentage of ownership (%)	Location	Date of financial statements
The Parent Company	KBFG Securities America Inc.	Investment, advisory	100.00	USA	December
	KB Securities Hong Kong Ltd.	Investment, advisory	100.00	Hong Kong	December
	KB Securities Vietnam Joint Stock Company	Investment, advisory	99.81	Vietnam	December
	KB FINA Joint Stock Company	IT(Fintech)	100.00	Vietnam	December
	PT. KB Valbury Sekuritas	Investment, advisory	65.00	Indonesia	December
	KB Digital Innovation&growth New Technology Business Investment Fund [1]	Other financial	20.00	Korea	December
	KB Pre-IPO 2nd (TCB) New Technology Business Investment Fund [1]	Other financial	42.86	Korea	December
	JB New Jersey Private Real Estate Fund 1	Funds	98.15	Korea	December
	LB Ireland Private Real Estate Investment Trust 8	Funds	96.64	Korea	December
	Pacific US BlackRock Private Placement Real Estate Fund Investment Trust No. 15	Funds	98.51	Korea	December
	JB Dry Street Private Fund 1	Funds	100.00	Korea	December
	JB Australia108 Private Fund 1	Funds	100.00	Korea	December
	JB Forge Private Fund 1	Funds	100.00	Korea	December
	JB Hall Street Private Fund 1	Funds	100.00	Korea	December
	JB Margaret Street Private Fund 1	Funds	100.00	Korea	December
	GH Real Estate I LP	Investment	81.00	Guernsey	December
	GVA Europe Pre-IPO Private Investment Trust No.1	Funds	100.00	Korea	December
	LIFE Global Reits Pre-IPO General Private Investment Trust 1	Funds	99.89	Korea	December
	Able Gwonseon 1st Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	Newstar Gimpo 1st Co., Ltd [1]	Asset-backed securitization	—	Korea	December

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

2024
Investor	Investee	Industry	Percentage of ownership (%)	Location	Date of financial statements
	Able Sewoon Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	KB MyeongJi 1st Co.,Ltd. [1]	Asset-backed securitization	—	Korea	December
	Able Dangjin 1st Co.,Ltd. [1]	Asset-backed securitization	—	Korea	December
	KB Mapo 2nd Co.,Ltd. [1]	Asset-backed securitization	—	Korea	December
	Able Wonchang 1st Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	Zitaress 1st Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	Able Beomeo-one Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	Newstar Gimpo 4th Co.,Ltd. [1]	Asset-backed securitization	—	Korea	December
	Powerplay 1st Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	Able Dosan 1st Co., Ltd [1]	Asset-backed securitization	—	Korea	December
	Able Maseok 1st Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	TW Seocho 1st Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	TW Seocho 2nd Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	Newstar Wave 1st Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	Able Next 1st Co., Ltd [1]	Asset-backed securitization	—	Korea	December
	YSMC 1st Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	Gyeongsan Logis 1st Co., Ltd [1]	Asset-backed securitization	—	Korea	December
	Stoke 2nd Corp [1]	Asset-backed securitization	—	Korea	December
	KB Global Contents Private Investment Fund [1]	Other financial	27.27	Korea	December
	Newstar Seongnam 1st Co.,Ltd [1]	Asset-backed securitization	—	Korea	December
	KPS Sihwa 1st Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	Newstar NRB First Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	Able alpha Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	Star-Lord Alpha Flux General Investors Private Real Estate Investment Company No.11	Funds	99.78	Korea	December
	KB Securities ESG Value Enhancement Fund	Other financial	93.75	Korea	December
	Able Eunhwasam 2nd Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	Newstar Sina 2nd Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	Newstar Gimpo 7th Co.,Ltd. [1]	Asset-backed securitization	—	Korea	December
	NewStar Yui the 1st [1]	Asset-backed securitization	—	Korea	December
	able hi position 1st [1]	Asset-backed securitization	—	Korea	December
	Graha 2nd Co., Ltd.[1]	Asset-backed securitization	—	Korea	December
	Able Yongin Wonsam 2nd Co.,Ltd. [1]	Asset-backed securitization	—	Korea	December
	ABLE GUNPO 1ST CO.,LTD. [1]	Asset-backed securitization	—	Korea	December
	TRUE HOUSE FIRST CO., LTD. [1]	Asset-backed securitization	—	Korea	December

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

	2024
Investor	Investee	Industry	Percentage of ownership (%)	Location	Date of financial statements
	Breeze Air Primary Co.,Ltd. [1]	Asset-backed securitization	—	Korea	December
	Able Gongpyeong 3rd Co.,Ltd [1]	Asset-backed securitization	—	Korea	December
	NEW STAR L CARD 1ST CO.,LTD. [1]	Asset-backed securitization	—	Korea	December
	Olivia 1st Co.,Ltd. [1]	Asset-backed securitization	—	Korea	December
	THE APOGEE THE FIRST CO.,LTD. [1]	Asset-backed securitization	—	Korea	December
	EULJI NAIN 1ST CO.,LTD. [1]	Asset-backed securitization	—	Korea	December
	E&F Blacksapphire Private Equity Fund	Other financial	98.76	Korea	December
	Global One Professional Investment Type Private U.S. Real Estate Investment Trust No. 2(H)	Funds	99.99	Korea	December
	Able Civic 4th Co., Ltd. [1]	Asset-backed securitization	—	Korea	December
	NEWSTAR EXPER 1ST CO.,LTD. [1]	Asset-backed securitization	—	Korea	December
	Mangrove Feeder Fund	Funds	74.90	Cayman Islands	December
Mangrove Feeder Fund	Mangrove Master Fund	Funds	100.00	Cayman Islands	December
KB Securities Hong Kong Ltd.	Global Investment Opportunity Limited	Financial & real-estate	100.00	Malaysia	December
E&F Blacksapphire Private Equity Fund	Black Sapphire Holdings Co.,Ltd.	Other financial	100.00	Korea	December
The Parent Company. YSMC 1st Co., Ltd.	K-1 23th Yeoksam Real Estate Investment Trust Company	Real-estate Investment	51.11	Korea	December

[1]

The Group has a substantive power over the special purpose entities (“SPEs”) or investment trusts and is exposed to variable returns. Accordingly, these SPEs and investment trusts are included in subsidiaries although the Group’s ownership is less than 50%.

Summarized financial information of major subsidiaries as at and for the years ended December 31, 2025 and 2024, is as follows:

(in thousands of Korean won)	December 31, 2025		2025
Name of subsidiary	Assets	Liabilities	Operating profit	Profit (loss) for the year	Total comprehensive income(loss)
KBFG Securities America Inc.	40,232,659	3,407,150	24,127,770	11,800,416	11,296,043
KB Securities Hong Kong Ltd.	329,258,232	27,059,189	32,834,058	15,138,328	7,694,138
KB Securities Vietnam Joint Stock Company	692,931,158	444,411,064	61,871,812	11,349,528	(2,228,063)
KB FINA COMPANY LIMITED(formely, KB FINA Joint Stock Company)	2,327,616	4,931	6,563	(170,558)	(311,786)
PT. KB Valbury Sekuritas	242,695,761	150,190,089	34,158,077	7,516,684	2,736,180
LB Ireland Private Real Estate Investment Trust 8	57,101	4,383,978	1,245	(239,679)	(239,679)
Mangrove Feeder Fund	12,637,369	14,402	—	(612,121)	(2,150,623)
Mangrove Master Fund	26,427,117	8,904,190	2,554,967	1,487,459	(438,035)
GH Real Estate I LP	29,116,238	1,708,208	—	(2,368,340)	300,148
Global Investment Opportunity Limited	195,235	—	1,105	(17,544)	(22,910)
Pacific US BlackRock Private Placement Real Estate Fund Investment Trust No. 15	2,906,682	241,827	4,395,493	4,211,581	4,211,581

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(in thousands of Korean won)	December 31, 2025		2025
Name of subsidiary	Assets	Liabilities	Operating profit	Profit (loss) for the year	Total comprehensive income(loss)
KB Digital Innovation&growth New Technology Business Investment Fund	9,713,414	144,100	3,084,181	1,832,131	1,832,131
KB Pre-IPO 2nd (TCB) New Technology Business Investment Fund 1	18,240,494	341,266	13,303,583	10,555,334	10,555,334
JB Dry Street Private Fund 1	112,070	9,230	5,312	(89,614)	(89,614)
JB Australia108 Private Fund 1	68,241	3,554	4,978	(62,665)	(62,665)
JB Forge Private Fund 1	48,977	2,882	2,498	(44,857)	(44,857)
JB Hall Street Private Fund 1	116,235	3,224	5,173	(82,282)	(82,282)
JB Margaret Street Private Fund 1	31,606	668	1,438	(23,385)	(23,385)
KB Global Contents Private Investment Fund	14,356,793	6,405	2,496	(1,331,692)	(1,331,692)
GVA Europe Pre-IPO Private Investment Trust No.1	26,154,749	16,975	18,669	1,225,242	1,225,242
LIFE Global Reits Pre-IPO General Private Investment Trust 1	59,395,925	35,392	3,991	4,086,257	4,086,257
Star-Lord Alpha Flux General Investors Private Real Estate Investment Company No. 11	98,066,853	102,685,801	4,574,599	(35,702,583)	(35,702,583)
KB Securities ESG Value Enhancement Fund	2,972,631	1,430	485	(91,095)	(91,095)
Global One Professional Investment Type Private U.S. Real Estate Investment Trust No. 2(H)	1,247,218	25	132	(192,020)	(228,979)
PineStreet AIOFIII Infrastructure General Private Trust No.2	4,741,478	51,688	53,300	(41,989)	(41,989)
Samsung Vista Credit BDC Private Investment No.2 (USD)	21,538,294	6,058	459	(5,741)	(508,448)
Able Gwonseon 1st Co., Ltd.	15,441,859	15,355,797	838,634	17,223	17,223
Newstar Gimpo 1st Co., Ltd	22,426,428	22,341,941	2,074,982	347,266	347,266
Able Sewoon Co., Ltd.	4,010,520	3,110,931	2,248,542	1,742,216	1,742,216
KB MyeongJi 1st Co., Ltd.	10,565,777	10,970,839	1,094,510	(761,897)	(761,897)
KB Mapo 2nd Co., Ltd.	9,686,143	10,104,501	643,193	(79,844)	(79,844)
Zitaress 1st Co., Ltd.	13,920,792	13,221,711	891,670	340,876	340,876
Newstar Gimpo 4th Co., Ltd.	628,295	7,262,873	490,563	60,267	60,267
Powerplay 1st Co., Ltd.	9,410,968	15,161,151	738,673	(5,377,587)	(5,377,587)
Able Maseok 1st Co., Ltd.	3,985,918	4,081,361	1,341,776	364,322	364,322
Newstar Wave 1st Co., Ltd.	78,945,209	78,242,955	3,752,677	317,131	317,131
Able Next 1st Co., Ltd	20,404,750	21,157,794	704,547	(106,810)	(106,810)
YSMC 1st Co., Ltd.	47,749,856	46,800,000	14	1,169,670	1,169,670
Stoke 2nd Corp	46,255,750	81,745,000	5,476,268	(28,700,316)	(28,700,316)
Newstar Seongnam 1st Co., Ltd	3,264,977	3,101,481	681,427	77,947	77,947
KPS Sihwa 1st Co., Ltd.	189,180,028	266,594,862	13,472,756	(35,120,641)	(35,120,641)
Able alpha Co., Ltd.	28,279,824	28,815,682	1,764,593	864,588	864,588
Newstar Gimpo 7th Co., Ltd.	54,646,168	96,506,587	7,492,358	2,632,027	2,632,027
able hi position 1st	96,040,137	96,692,839	6,429,202	114,323	114,323
Able Yongin Wonsam 2nd Co., Ltd.	50,448,809	50,989,039	3,754,458	(301,178)	(301,178)
TRUE HOUSE FIRST CO., LTD.	15,806,571	15,391,084	1,559,107	214,921	214,921
Able Gongpyeong 3rd Co., Ltd	44,232,571	44,096,594	2,989,943	65,949	65,949
NEW STAR L CARD 1ST CO., LTD.	118,174,139	117,066,951	7,318,224	1,500,051	1,500,051
Olivia 1st Co., Ltd.	16,122,259	15,545,777	3,128,232	440,315	440,315
New Star Sinar Third Co., Ltd	29,963,490	29,819,053	3,817,336	144,437	144,437
New Star YJ Second Co., Ltd	101,571,593	101,814,025	5,111,186	(242,433)	(242,433)
HJ GALAXY No.4 Co., ltd	77,308,346	79,100,000	857,226	(1,791,656)	(1,791,656)
Hyosung Vina Second Co., Ltd	80,442,497	79,635,668	3,204,145	806,828	806,828
newstarwoncle 1st. Co. ltd	30,050,556	29,819,691	1,746,917	230,855	230,855
NetFabric Suncheon First Co., Ltd.	69,900,222	70,786,426	1,863,942	(886,214)	(886,214)

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(in thousands of Korean won)	December 31, 2025		2025
Name of subsidiary	Assets	Liabilities	Operating profit	Profit (loss) for the year	Total comprehensive income(loss)
KB Infra 4th Co., Ltd.	20,019,960	20,513,907	973,980	(493,948)	(493,948)
Newstar Songam 1st Co., ltd.	30,391,950	30,231,083	628,624	160,858	160,858
New Star SJ First Co., Ltd	30,176,874	30,268,673	237,622	(91,800)	(91,800)
New Star REITs First Co., Ltd	85,694,079	85,586,849	717,283	107,219	107,219
Newstar Cine 1st Co., ltd.	170,902,334	173,085,365	1,037,552	(2,183,041)	(2,183,041)
MS Cheongna No.2 Co., Ltd.	100,586,714	100,606,755	1,040,158	(20,042)	(20,042)
Next Yeongjong First Co., Ltd.	109,743,337	116,041,616	1,402,033	(6,298,289)	(6,298,289)
New Star KM First Co., Ltd	40,259,681	40,376,169	131,082	(116,490)	(116,490)
Newstar Next 1st Co., ltd.	54,851,677	55,947,995	671,298	(1,096,328)	(1,096,328)
Newstar Next 2nd Co., ltd.	24,885,748	25,657,260	589,787	(771,522)	(771,522)
Newstar Doan first Co., Ltd	110,686,759	110,953,639	161,992	(266,881)	(266,881)
PAV Co., Ltd	30,416,264	30,300,115	206,138	116,140	116,140
Still No.1 2nd Co., Ltd	50,776,001	50,841,723	877,105	(65,725)	(65,725)
Newstar L Chemi 1st	316,865,568	316,865,568	2,104,083	(1)	(1)
JB New Jersey Private Real Estate Fund 1 [1]	—	—	15	(60)	(60)
K-1 23th Yeoksam Real Estate Investment Trust Company [1]	—	—	5,673,979	(2,343,177)	(2,343,177)
E&F Blacksapphire Private Equity Fund [1]	—	—	—	(722,520)	(722,520)
Able Dangjin 1st Co.,Ltd. [1]	—	—	1,282,298	(132,710)	(132,710)
Able Wonchang 1st Co., Ltd. [1]	—	—	62	267,240	267,240
Able Beomeo-one Co., Ltd. [1]	—	—	2,037,821	1,817,541	1,817,541
Able Dosan 1st Co., Ltd [1]	—	—	223,013	(139,123)	(139,123)
TW Seocho 1st Co., Ltd. [1]	—	—	10,062,742	(35,976,631)	(35,976,631)
TW Seocho 2nd Co., Ltd. [1]	—	—	1,827,203	(29,031,254)	(29,031,254)
Gyeongsan Logis 1st Co., Ltd [1]	—	—	916,997	(4,070,233)	(4,070,233)
Newstar NRB First Co., Ltd. [1]	—	—	1,147,001	820,512	820,512
Newstar Sina 2nd Co., Ltd. [1]	—	—	9,237,352	970,985	970,985
ABLE GUNPO 1ST CO., LTD. [1]	—	—	577,447	(145,534)	(145,534)
Breeze Air Primary Co.,Ltd. [1]	—	—	2,754,784	(33,394)	(33,394)
THE APOGEE THE FIRST CO., LTD. [1]	—	—	1,645,191	811,498	811,498
Able Civic 4th Co., Ltd. [1]	—	—	1,332,125	(407,806)	(407,806)
NEWSTAR EXPER 1ST CO., LTD. [1]	—	—	13,050,226	2,736,298	2,736,298
New Star kumkang 1st Co., Ltd. [1]	—	—	10,674,909	75,080	75,080
Buu 1st Co., Ltd. [1]	—	—	109,073	(234,021)	(234,021)
Prime Twin Co., Ltd [1]	—	—	297,034	(483,610)	(483,610)
New Star Smile First Co., Ltd [1]	—	—	2,412,202	(285,066)	(285,066)
Newstar Solution 2nd Co., Ltd [1]	—	—	655,668	(202,082)	(202,082)
Sepia 1st Co., Ltd. [1]	—	—	54,918	(382,907)	(382,907)
ZeroWind pungmu First Co., Ltd. [1]	—	—	13,229	(303,238)	(303,238)
newstarseongsu 1st. Co. ltd [1]	—	—	156,000	(177,921)	(177,921)

[1]	These companies are excluded from subsidiaries as at December 31, 2025.

(in thousands of Korean won)	December 31, 2024		2024
Name of subsidiary	Assets	Liabilities	Operating profit	Profit (loss) for the year	Total comprehensive income(loss)
KBFG Securities America Inc.	29,454,978	3,925,511	15,942,384	5,349,316	8,193,302
KB Securities Hong Kong Ltd.	322,077,995	27,573,090	34,975,931	5,010,632	42,442,728
KB Securities Vietnam Joint Stock Company	498,369,887	247,711,661	62,760,647	12,931,044	32,194,535
KB FINA Joint Stock Company	2,825,649	191,178	135,030	(7,100,031)	(6,620,633)

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(in thousands of Korean won)	December 31, 2024		2024
Name of subsidiary	Assets	Liabilities	Operating profit	Profit (loss) for the year	Total comprehensive income(loss)
PT. KB Valbury Sekuritas	132,899,592	43,130,100	24,673,008	4,592,286	11,181,484
JB New Jersey Private Real Estate Fund 1	56,720	403	3,026	(15,900,215)	(15,900,215)
LB Ireland Private Real Estate Investment Trust 8	56,280	4,143,478	1,782	(257,351)	(257,351)
Mangrove Feeder Fund	18,580,918	18,487	—	(872,877)	1,055,937
Mangrove Master Fund	32,238,326	10,114,638	2,408,779	607,124	556,423
GH Real Estate I LP	28,473,558	1,365,676	—	(2,012,020)	(134,743)
Global Investment Opportunity Limited	218,145	—	1,615	(19,901)	7,988
Pacific US BlackRock Private Placement Real Estate Fund Investment Trust No. 15	6,401,893	1,496,961	2,279,870	(2,135,681)	(2,135,681)
KB Digital Innovation&growth New Technology Business Investment Fund	7,890,172	152,990	564,375	(93,036)	(93,036)
KB Pre-IPO 2nd (TCB) New Technology Business Investment Fund	25,661,250	432,356	6,794,487	811,785	811,785
Able Gwonseon 1st Co., Ltd.	13,676,445	13,607,606	1,068,184	83,897	83,897
JB Dry Street Private Fund 1	201,692	9,239	6,895	(17,362)	(17,362)
JB Australia108 Private Fund 1	130,906	3,555	5,488	(12,143)	(12,143)
JB Forge Private Fund 1	93,835	2,882	5,468	(8,700)	(8,700)
JB Hall Street Private Fund 1	198,516	3,223	6,743	(15,914)	(15,914)
JB Margaret Street Private Fund 1	54,995	672	1,871	(4,526)	(4,526)
Newstar Gimpo 1st Co., Ltd	39,827,673	40,090,452	11,720,670	9,688,247	9,688,247
Able Sewoon Co., Ltd.	24,430,465	25,273,091	1,310,863	(990,005)	(990,005)
KB MyeongJi 1st Co.,Ltd.	15,625,181	15,268,346	1,232,649	6,165	6,165
Able Dangjin 1st Co.,Ltd.	26,845,170	25,784,933	2,641,956	737,641	737,641
KB Mapo 2nd Co.,Ltd.	9,955,880	10,294,395	699,865	473,045	473,045
Able Wonchang 1st Co., Ltd.	9,349,684	10,560,000	763,969	137,169	137,169
Zitaress 1st Co., Ltd.	20,526,071	20,167,866	1,117,426	211,688	211,688
Able Beomeo-one Co., Ltd.	31,459,239	31,074,021	1,741,681	663,544	663,544
Newstar Gimpo 4th Co.,Ltd.	597,458	7,292,304	499,363	(12,916)	(12,916)
Powerplay 1st Co., Ltd.	13,150,423	13,523,019	404,946	(574,832)	(574,832)
Able Dosan 1st Co., Ltd	4,352,179	2,573,638	855,394	862,146	862,146
Able Maseok 1st Co., Ltd.	16,815,745	17,275,510	5,068,705	1,414,227	1,414,227
TW Seocho 1st Co., Ltd.	200,494,321	198,447,658	16,667,785	5,844,657	5,844,657
TW Seocho 2nd Co., Ltd.	32,208,486	31,281,734	4,182,068	1,676,119	1,676,119
Newstar Wave 1st Co., Ltd.	83,721,465	83,336,342	7,057,512	3,466,095	3,466,095
Able Next 1st Co., Ltd	20,417,274	21,063,508	1,402,326	(598,237)	(598,237)
YSMC 1st Co., Ltd.	47,680,186	47,900,000	13	731,524	731,524
Gyeongsan Logis 1st Co., Ltd	18,585,684	18,599,662	230,795	(183,069)	(183,069)
Stoke 2nd Corp	69,530,565	76,319,500	5,535,046	(7,568,667)	(7,568,667)
KB Global Contents Private Investment Fund	15,682,080	—	4,268	(265,948)	(265,948)
Newstar Seongnam 1st Co.,Ltd	1,944,770	1,859,222	2,947,194	1,007,564	1,007,564
KPS Sihwa 1st Co., Ltd.	218,185,315	260,479,507	17,178,878	(40,335,228)	(40,335,228)
Newstar NRB First Co., Ltd.	17,984,328	19,331,133	2,594,001	347,089	347,089
GVA Europe Pre-IPO Private Investment Trust No.1	29,638,647	20,032	3,688	2,182,228	2,182,228
LIFE Global Reits Pre-IPO General Private Investment Trust 1	59,383,526	24,950	12,061	4,401,787	4,401,787
Star-Lord Alpha Flux General Investors Private Real Estate Investment Company No.11	129,639,678	98,556,042	5,535,662	(7,152,201)	(7,152,201)
Able alpha Co., Ltd.	24,312,869	25,713,315	1,757,302	(1,056,473)	(1,056,473)

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(in thousands of Korean won)	December 31, 2024		2024
Name of subsidiary	Assets	Liabilities	Operating profit	Profit (loss) for the year	Total comprehensive income(loss)
K-1 23th Yeoksam Real Estate Investment Trust Company	301,209,424	168,924,135	10,188,322	434,502	434,502
KB Securities ESG Value Enhancement Fund	1,996,726	1,430	538	(92,297)	(92,297)
Able Eunhwasam 2nd Co., Ltd.	42,955,135	44,324,704	8,439,125	1,678,170	1,678,170
Newstar Sina 2nd Co., Ltd.	74,387,881	73,529,437	15,460,085	1,852,670	1,852,670
Newstar Gimpo 7th Co.,Ltd.	52,004,996	96,497,442	6,340,484	(44,492,457)	(44,492,457)
NewStar Yui the 1st	100,316,599	101,385,834	7,263,486	(1,069,246)	(1,069,246)
able hi position 1st	86,563,317	87,330,342	4,450,126	(767,026)	(767,026)
Graha 2nd Co., Ltd.	20,473,692	20,461,687	759,786	12,004	12,004
Able Yongin Wonsam 2nd Co.,Ltd.	50,297,134	50,536,186	1,997,382	(239,052)	(239,052)
ABLE GUNPO 1ST CO.,LTD.	18,381,451	18,874,773	820,265	(493,322)	(493,322)
TRUE HOUSE FIRST CO., LTD.	29,957,465	29,756,900	1,108,310	200,555	200,555
Breeze Air Primary Co.,Ltd.	100,684,566	100,832,748	2,200,356	(148,192)	(148,192)
Able Gongpyeong 3rd Co.,Ltd	58,382,203	58,312,176	1,723,871	70,018	70,018
NEW STAR L CARD 1ST CO.,LTD.	147,837,864	148,230,726	2,076,295	(392,863)	(392,863)
Olivia 1st Co.,Ltd.	73,445,399	73,309,232	1,238,200	136,157	136,157
THE APOGEE THE FIRST CO., LTD.	39,308,171	39,276,887	318,491	31,274	31,274
EULJI NAIN 1ST CO., LTD.	38,589,392	39,236,893	585,154	(647,503)	(647,503)
E&F Blacksapphire Private Equity Fund	39,900,138	3,789	138	(603,651)	(603,651)
Black Sapphire Holdings Co., Ltd.	175,847,940	140,837,315	56,835	(3,989,375)	(3,989,375)
Global One Professional Investment Type Private U.S. Real Estate Investment Trust No. 2(H)	1,476,198	26	36	(15,122)	60,913
Able Civic 4th Co., Ltd.	54,734,596	54,990,678	264,115	(256,092)	(256,092)
NEWSTAR EXPER 1ST CO., LTD.	583,210,024	583,987,264	953,080	(777,240)	(777,240)
Newstar JH Center Co., Ltd. [1]	—	—	2,549,414	981,219	981,219
Newstar Sina Co., Ltd. [1]	—	—	1,979,995	25,050	25,050
Lalaroro 1st Co., Ltd. [1]	—	—	554,229	34,054	34,054
French Shine 1st Co., Ltd. [1]	—	—	1,574,900	142,774	142,774
KB Infra 2nd Co., Ltd. [1]	—	—	3,766,827	2,916,891	2,916,891
ABR Joongang2 1st Co.,Ltd [1]	—	—	1,148,655	43,405	43,405
Able MK 1st co.ltd [1]	—	—	2,308,411	14	14
Able Civic Third Co., Ltd. [1]	—	—	378,748	211	211
Newstar Believe Co., Ltd. [1]	—	—	793,424	582,759	582,759
Able NJ DSM Investment REIT [1]	—	—	73,467	(20,373,868)	(24,011,561)
Able PT 1st Co., Ltd [1]	—	—	335,359	39,151	39,151
KB Gold 1st Co.,Ltd. [1]	—	—	742,077	(124,010)	(124,010)
Able Gongpyeong 1st Co.,Ltd [1]	—	—	465,322	59,589	59,589
Vestas Qualified Investors’ Private Real Estate Fund Investment Trust No. 38 [1]	—	—	422,989	343,694	343,694
Able Gasan 1st Co., Ltd. [1]	—	—	367,506	59,815	59,815
Able Bonri 1st Co., Ltd. [1]	—	—	7,308,998	(740,605)	(740,605)
Newstar Enerbil 1st Co., Ltd. [1]	—	—	393,852	(52,307)	(52,307)
Newstar Plus 1st Co., Ltd. [1]	—	—	269,260	(2,144)	(2,144)
Bighouse 7th Co., Ltd. [1]	—	—	3,113,874	1,519,228	1,519,228
HD Value 1st Co., Ltd. [1]	—	—	1,322,380	(479,809)	(479,809)
ABLE NJ DSM LLC [1]	—	—	1,647,158	180,171	(1,612,552)
Keppel Private Real Estate Investment Trust No.13 [1]	—	—	924,910	(147,569)	(147,569)
Lamdamine 1st Co.,Ltd [1]	—	—	—	—	—
KB SmartSchool 1st Co., Ltd. [1]	—	—	—	—	—
Able Chowall 2nd Co., Ltd. [1]	—	—	—	—	—
Able TY 2nd Co., Ltd. [1]	—	—	—	—	—

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(in thousands of Korean won)	December 31, 2024		2024
Name of subsidiary	Assets	Liabilities	Operating profit	Profit (loss) for the year	Total comprehensive income(loss)
Able Dongtan 1st Co., Ltd. [1]	—	—	—	—	—
PT. Valbury Capital Management [1]	—	—	—	—	—
GDIC 2nd co.ltd [1]	—	—	—	—	—
Able Yongdap 2nd Co., Ltd. [1]	—	—	—	—	—
KB Samyoung Co., Ltd. [1]	—	—	—	—	—
Able Banpo 1st Co., Ltd. [1]	—	—	—	—	—
Able Banpo 2nd Co., Ltd. [1]	—	—	—	—	—
Newstar Gimpo 5th Co.,Ltd. [1]	—	—	—	—	—
KB Osansegyo 2nd Co.,Ltd. [1]	—	—	—	—	—
Newstar one-firm 2023-1 1st. Co., Ltd. [1]	—	—	—	—	—
Newstar one-firm 2023-1 3rd. Co., Ltd. [1]	—	—	—	—	—
Newstar one-firm 2023-1 4th. Co., Ltd. [1]	—	—	—	—	—
Newstar one-firm 2023-1 5th. Co., Ltd. [1]	—	—	—	—	—
Newstar IP Co., Ltd. [1]	—	—	—	—	—
Newstar Yangju Station 1st Co., Ltd. [1]	—	—	—	—	—
KB Tongyoung 1st Co., Ltd [1]	—	—	—	—	—

[1]	These companies are excluded from subsidiaries as at December 31, 2024.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

The details of changes in scope for consolidation for the year ended December 31, 2025, are as follows:

(a)	Subsidiaries newly included in the consolidation

Name of entity	Reason
New Star kumkang 1st Co., Ltd.

Holding power over the relevant activities in the event of default and being a provider of credit facilities or purchase commitments, or being exposed to significant variable gains from the acquisition of subordinated bonds.

Buu 1st Co., Ltd.
New Star Sinar Third Co., Ltd
Prime Twin Co., Ltd
New Star YJ Second Co., Ltd
New Star Smile First Co., Ltd
HJ GALAXY No.4 Co.,ltd
Newstar Solution 2nd Co., Ltd
Sepia 1st Co., Ltd.
ZeroWind pungmu First Co., Ltd.
Hyosung Vina Second Co., Ltd
newstarwoncle 1st. Co.ltd
NetFabric Suncheon First Co., Ltd.
KB Infra 4th Co.,Ltd.
newstarseongsu 1st. Co.ltd
Newstar Songam 1st Co.,ltd.
PineStreet AIOFIII Infrastructure General Private Trust No.2	Holding power or being exposed to significant variable gains from the relevant activities of subsidiaries
MS Cheongna No.2 Co., Ltd.

Holding power over the relevant activities in the event of default and being a provider of credit facilities or purchase commitments, or being exposed to significant variable gains from the acquisition of subordinated bonds.

New Star SJ First Co., Ltd
New Star REITs First Co., Ltd
Newstar Cine 1st Co.,ltd.
Samsung Vista Credit BDC Private Investment No.2	Holding power or being exposed to significant variable gains from the relevant activities of subsidiaries
Next Yeongjong First Co., Ltd.

Holding power over the relevant activities in the event of default and being a provider of credit facilities or purchase commitments, or being exposed to significant variable gains from the acquisition of subordinated bonds.

New Star KM First Co., Ltd
Newstar Next 1st Co.,ltd.
Newstar Next 2nd Co.,ltd.
Newstar Doan first Co., Ltd
PAV Co., Ltd
Still No.1 2nd Co., Ltd
Newstar L Chemi 1st

(b)	Subsidiaries excluded from the consolidation

Name of entity	Reason
Able Eunhwasam 2nd Co., Ltd.	End of payment guarantee contract
EULJI NAIN 1ST CO.,LTD.	End of payment guarantee contract
NewStar Yui the 1st	End of payment guarantee contract
Graha 2nd Co., Ltd.	End of payment guarantee contract
Black Sapphire Holdings Co.,Ltd.	Disposal
E&F Blacksapphire Private Equity Fund	Disposal
Buu 1st Co., Ltd.	End of payment guarantee contract
Prime Twin Co., Ltd	End of payment guarantee contract
Able Civic 4th Co., Ltd.	End of payment guarantee contract
ABLE GUNPO 1ST CO.,LTD.	End of payment guarantee contract
Gyeongsan Logis 1st Co., Ltd	Repayment of loan
JB New Jersey Private Real Estate Fund 1	Liquidation
Sepia 1st Co., Ltd.	End of payment guarantee contract

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

Able Dosan 1st Co., Ltd	End of payment guarantee contract
New Star Smile First Co., Ltd	End of payment guarantee contract
K-1 23th Yeoksam Real Estate Investment Trust Company	Disposal
Breeze Air Primary Co., Ltd.	End of payment guarantee contract
Newstar NRB First Co., Ltd.	End of payment guarantee contract
Newstar Solution 2nd Co., Ltd	End of payment guarantee contract
ZeroWind pungmu First Co., Ltd.	End of payment guarantee contract
New Star kumkang 1st Co., Ltd.	Disposal
NEWSTAR EXPER 1ST CO., LTD.	End of payment guarantee contract
newstarseongsu 1st. Co. ltd	Disposal
Newstar Sina 2nd Co., Ltd.	End of payment guarantee contract
TW Seocho 1st Co., Ltd.	Disposal
TW Seocho 2nd Co., Ltd.	Disposal
Able Dangjin 1st Co., Ltd.	Disposal
Able Beomeo-one Co., Ltd.	Repayment of loan
THE APOGEE THE FIRST CO., LTD.	End of payment guarantee contract
Able Wonchang 1st Co., Ltd.	Repayment of loan

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

2. Material Accounting Policies

The material accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1 Basis of Preparation

The Group maintains its accounting records in Korean won and prepares statutory consolidated financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Group’s financial position, financial performance or cash flows, is not presented in the accompanying consolidated financial statements.

The consolidated financial statements of the Group have been prepared in accordance with Korean IFRS. These are the standards and related interpretations issued by the International Accounting Standards Board (IASB) that have been adopted by the Republic of Korea.

The consolidated financial statements have been prepared on the historical cost basis except for the following items:

•	Certain financial assets and liabilities (including derivatives instruments), certain classes of property, plant and equipment and investment properties measured at fair value

•	Assets held for sale measured at fair value less costs to sell, and

•	Defined benefit obligation and plan assets measured at fair value

The preparation of the consolidated financial statements requires the use of certain significant accounting estimates. Management also needs to exercise judgement in applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

2.2 Changes in Accounting Policy and Disclosures

2.2.1 New and amended standards adopted by the Group

The Group has applied the following amended standards for the first time for its annual reporting period commencing January 1, 2025.

•	Amendment of Korean IFRS No.1021 “The Effects of Changes in Foreign Exchange Rates” and Korean IFRS No.1101 “First-time Adoption of International Financial Reporting Standards”—Lack of exchangeability

The amendments require the Group to estimate the exchangeability of the currency, and to disclose information related to the currency not exchangeable into the other currency with estimation of foreign exchange rates. These amendments do not have a significant impact on the consolidated financial statements.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

•	Amendment of Korean IFRS No. 1117 “Insurance contracts”

If the estimation methods of input variables used to measure an insurance contract differ from the principled estimation methods required by insurance-related regulations, and if the differences and their impact on the financial statements are judged to be relevant and material to users of the financial statements, they are disclosed.

2.2.2 The following amended standards have been published that are not mandatory for December 31, 2025 reporting periods and have not been early adopted by the Group.

•	Amendments to Korean IFRS No. 1109 Financial Instruments and Korean IFRS No. 1107 Financial Instruments—Disclosure

The amendments of Korean IFRS 1109, Financial Instruments, and Korean IFRS 1107, Financial Instruments: Disclosure have been made for the purpose of addressing questions raised in practice and reflecting new requirements. The amendments should be applied for annual reporting periods beginning on or after January 1, 2026, and earlier application is permitted. The main amendments are as follows: The Group is in the process of reviewing the impact of these amendments on the consolidated financial statements.

•	Allowing financial liabilities to be considered settled (derecognized) through electronic payment systems before the settlement date, if certain criteria are met.

•	Clarifying and adding additional guidance for assessing whether a financial asset meets the criteria for payments of principal and interest only.

•

Disclosing the impact on the company and the extent to which the company is exposed, of contractual terms that change the timing or amount of cash flows under the contract, for each type of financial instrument.

•	Additional disclosures for equity instruments at designated FVOCI.

•	Annual Improvement of Korean IFRS Volume 11

Annual Improvements to Korean IFRS Volume 11 should be applied for annual reporting periods beginning on or after January 1, 2026, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Korean IFRS No. 1101, First-Time Adoption of Korean IFRS : Application of Hedge Accounting upon First-Time Adoption of K-IFRS

•	Korean IFRS No. 1107, Financial Instruments: Disclosure: Derecognition of Profit and Loss, Guidance on Practice

•	Korean IFRS No. 1109, Financial Instruments: Derecognition of Lease Liabilities and Definition of Transaction Price

•	Korean IFRS No. 1110, Consolidated Financial Statements: Determination of De facto Agent

•	Korean IFRS No. 1007, Cash Flow Statement: Cost Method

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

•	Amendments to Korean Accounting Standards No. 1109, “Financial Instruments,” and Korean Accounting Standards No. 1107, “Financial Instruments: Disclosures”—Contracts Related to Power Reliant on Nature

The amendments define contracts related to power dependent on nature as contracts that expose companies to the volatility of the underlying electricity supply because the source of electricity generation depends on uncontrollable natural conditions (e.g., weather). The amendments also clarify that “contracts to purchase or sell power dependent on nature” are subject to the self-use exception. Furthermore, The amendments change hedge accounting requirements, including allowing the designation of “variable notional quantities” of “expected power transactions dependent on nature” as “hedged items,” and add related disclosures. These amendments are effective for the year beginning on or after January 1, 2026, with early adoption permitted. These amendments do not have a significant impact on the financial statements.

•	Enactment of Corporate Accounting Standards No. 1118, “Presentation and Disclosure of Financial Statements”

Korean IFRS 1118, “Presentation and Disclosure of Financial Statements,” replaces Korean IFRS 1001, “Presentation of Financial Statements.” The new presentation requirements introduced by Korean IFRS 1118, particularly regarding the definition of operating profit or loss, will enhance the comparability of financial performance across comparable companies. Furthermore, the disclosure requirement for “performance measures defined by management” will enhance transparency. The standard will be effective for the year beginning on or after January 1, 2027, with early adoption permitted. In accordance with the standard’s retrospective requirement, comparative information for the year ended December 31, 2026, will be restated in accordance with Korean IFRS 1118.

The Group has not yet adopted Korean IFRS 1118 and is currently assessing the impact of its adoption. The Group is developing a transition plan and is preparing, as scheduled, its first interim financial statements under No. 1118 for the period ended March 31, 2027, and its annual financial statements for the year ended December 31, 2027.

2.3 Consolidation

The Group has prepared the consolidated financial statements in accordance with Korean IFRS No. 1110 Consolidated Financial Statements.

(a)	Subsidiaries

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the Group. The consideration transferred is measured at the fair values of the assets transferred, and identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. All other non-controlling interests are measured at fair values, unless otherwise required by other standards. Acquisition-related costs are expensed as incurred.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

Meanwhile, the Group applies the book-value method to account for business combinations of entities under common control. Identifiable assets acquired and liabilities assumed in a business combination are measured at their book values on the consolidated financial statements of the ultimate parent entity. In addition, the difference between the sum of consolidated book values of the assets and liabilities transferred and accumulated other comprehensive income; and the consideration paid is recognized as capital surplus.

The excess of consideration transferred, amount of any non-controlling interest in the acquired entity and acquisition-date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in the profit or loss as a bargain purchase.

Intergroup transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

(b)	Associates

Associates are entities over which the Group has significant influence but not control or joint control. Investments in associates are accounted for using the equity method of accounting, after initially being recognized at cost. Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. If the Group’s share of losses of an associate equals or exceeds its interest in the associate (including long-term interests that, in substance, form part of the Group’s net investment in the associate), the Group discontinues recognizing its share of further losses. After the Group’s interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.

If there is objective evidence of impairment on the investment in the associate, the Group recognizes the difference between the recoverable amount of the associate and its book amount as impairment loss.

If an associate uses accounting policies other than those of the Group for the identical transactions and events in similar circumstances, if necessary, adjustments shall be made to make the associate’s accounting policies conform to those of the Group when the associate’s financial statements are used by the Group in applying the equity method.

(c)	Joint Arrangements

A joint arrangement, wherein two or more parties have joint control, is classified as either a joint operation or a joint venture. A joint operator has rights to the assets, and obligations for the liabilities, relating to the joint operation and recognizes the assets, liabilities, revenues and expenses relating to its interest in a joint operation. A joint-venturer has rights to the net assets relating to the joint venture and accounts for that investment using the equity method.

2.4 Foreign Currency Translation

(a)	Functional and presentation currency

Items included in the financial statements of the Group are measured using the currency of the primary economic environment in which the Group operates (“the functional currency”). The financial statements are presented in Korean won, which is the Group’s functional and presentation currency.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss. They are deferred in other comprehensive income if they relate to qualifying cash flow hedges and qualifying effective portion of hedge of net investments in foreign operations, or are attributable to monetary part of the net investment in a foreign operation.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities held at fair value through other comprehensive income are recognized in other comprehensive income.

2.5 Recognition and Measurement of Financial Instruments

2.5.1 Classification

The Group classifies financial assets as follows.

•	Those to be measured at fair value (through profit or loss or other comprehensive income)

•	Those to be measured at amortised cost

The classification depends on the Group’s business model for managing the financial assets and the contractual terms of the cash flows.

For financial assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income. For investments in debt instruments, this will depend on the business model in which the investment is held. The Group reclassifies debt investments when, and only when its business model for managing those assets changes.

For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income. Changes in fair value of non-designated equity investment are recognized in profit or loss.

2.5.2 Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

2.5.2.1 Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. The Group classifies its debt instruments into one of the following three measurement categories:

(a)	Amortised cost

Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortised cost. A gain or loss on a debt investment that is subsequently measured at amortised cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included in ‘interest income’ using the effective interest rate method.

(b)	Fair value through other comprehensive income

Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at fair value through other comprehensive income. Movements in the carrying amount are taken through other comprehensive income, except for the recognition of impairment loss (reversal of impairment loss), interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Interest income from these financial assets is included in ‘interest income’ using the effective interest rate method. Foreign exchange gains and losses are presented in ‘gain or loss on foreign currency transaction’ and impairment losses are presented in ‘loss on valuation and disposal of financial instrument’.

(c)	Fair value through profit or loss

Assets that do not meet the criteria for amortised cost or fair value through other comprehensive income are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in profit or loss and presented net in the statement of profit or loss within ‘gain or loss on valuation and disposal of financial instrument’ in the year in which it arises.

2.5.2.2 Equity instruments

The Group subsequently measures all equity investments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity investments in other comprehensive income, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividend income from such investments continues to be recognized in profit or loss when the right to receive payments is established.

Changes in the fair value of financial assets at fair value through profit or loss are recognized in ‘gain or loss on valuation and disposal of financial instrument’ in the statement of profit or loss. Impairment loss (reversal of impairment loss) on equity investments measured at fair value through other comprehensive income are not reported separately from other changes in fair value.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

2.5.3 Impairment

The Group assesses on a forward-looking basis expected credit losses associated with its debt instruments carried at amortised cost and fair value through other comprehensive income. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

Expected credit losses are a probability-weighted estimate of credit losses (i.e. the present value of all cash shortfalls) over the expected life of the financial instrument. The Group measures expected credit losses by reflecting reasonable and supportable information that is reasonably available at the reporting date without undue cost or effort, including information about past events, current conditions and forecasts of future economic conditions.

The Group uses the following three measurement techniques in accordance with Korean IFRS:

•	General approach: for financial assets and off-balance-sheet unused credit line that below two approaches are not applied

•	Simplified approach: for receivables, contract assets and lease receivables

•	Credit-impaired approach: for purchased or originated credit-impaired financial assets

Different measurement approaches are applied depending on significant increase in credit risk. 12 month expected credit losses is recognized when credit risk has not significantly increased since initial recognition. A loss allowance at an amount equal to lifetime expected credit losses is recognized when credit risk has significantly increased since initial recognition. Lifetime is presumed to be a period to the contractual maturity date of a financial asset (the expected life of the financial asset).

The Group determines whether the credit risk has increased significantly since initial recognition using the following information. One or more of the following circumstances is deemed significant increase in credit risk.

•	More than 30 days past due;

•	Decline in credit rating at period end by more than certain notches as compared to that at initial recognition;

•	Decline in ratings below certain level in the early warning system;

Under simplified approach, the Group shall always measure the loss allowance at an amount equal to lifetime expected credit losses. Under credit-impaired approach, the Group shall only recognize the cumulative changes in lifetime expected credit losses since initial recognition as a loss allowance for purchased or originated credit-impaired financial assets.

The Group generally deems credit-impaired in case of one or more of the following circumstances:

•	90 days or more past due;

•	Legal proceedings related to collection;

•	Refinancing;

•	Corporate borrowers that are rated C or D;

•	Debt restructuring.

2.5.3.1 Forward-looking information

The Group uses forward-looking information, when it determines whether the credit risk has increased significantly since initial recognition and measures expected credit losses.

The Group assumes the risk component has a certain correlation with the business cycle, and calculates the expected credit loss by reflecting the forward-looking information with macroeconomic variables on the measurement inputs.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

Forward-looking information used in calculation of expected credit loss is derived after comprehensive consideration of a variety of factors including scenario in management planning, risk situation scenario for stress test, third party forecast, and others.

2.5.3.2 Measuring expected credit losses on financial assets at amortised cost

The amount of the loss on financial assets at amortised cost is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The Group estimates expected future cash flows for financial assets that are individually significant (individual assessment of impairment).

For financial assets that are not individually significant, the Group collectively estimates expected credit loss by grouping loans with homogeneous credit risk profile (collective assessment of impairment).

•	Individual assessment of impairment

Individual assessment of impairment losses are calculated using management’s best estimate on present value of expected future cash flows. The Group uses all the available information including operating cash flow of the borrower and net realizable value of any collateral held.

•	Collective assessment of impairment

Collective assessment of loss allowance involves historical loss experience along with incorporation of forward-looking information. Such process incorporates factors such as type of collateral, product and borrowers, credit rating, size of portfolio and recovery period and applies ‘probability of default’ (PD) on a company of assets and ‘loss given default’ (LGD) by type of recovery method. Also, the expected credit loss model involves certain assumption to determine input based on loss experience and forward-looking information. These models and assumptions are periodically reviewed to reduce gap between loss estimate and actual loss experience.

2.5.3.3 Measuring expected credit losses on financial assets at fair value through other comprehensive income

Measuring method of expected credit losses on financial assets at fair value through other comprehensive income is equal to the method of financial assets at amortised cost, except for loss allowances that are recognized as other comprehensive income. Amounts recognized in other comprehensive income for sale or repayment of financial assets at fair value through other comprehensive income are reclassified to profit or loss.

2.5.4 Recognition and Derecognition

Regular way purchases and sales of financial assets are recognized or derecognized on trade-date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

If a transfer does not result in derecognition because the Group has retained substantially all the risks and rewards of ownership of the transferred asset, the Group continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received. The Group classified the financial liability as “borrowings” in the statement of financial position.

The Group writes off the carrying amount and allowance of financial assets in its entirety or to a portion thereof when the principal and interest are determined to be no longer recoverable. In general, the Group considers write-off when it is determined that the debtor does not have sufficient resources or income to cover the principal and interest, and this write-off decision is made in accordance with internal regulations.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

2.5.5 Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the statements of financial position where there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Group or the counterparty.

2.6 Financial Liabilities

2.6.1 Classification and Measurement

The Group’s financial liabilities at fair value through profit or loss are financial instruments held for trading. A financial liability is held for trading if it is incurred principally for the purpose of repurchasing in the near term. A derivative that is not designated as hedging instruments and an embedded derivative that is separated are also classified as held for trading.

The Group classifies non-derivative financial liabilities, except for financial liabilities at fair value through profit or loss, financial guarantee contracts and financial liabilities that arise when a transfer of financial assets does not qualify for derecognition, as financial liabilities carried at amortised cost and present as ‘deposits liabilities’, ‘borrowings’, and ‘other financial liabilities’ in the statement of financial position.

2.6.2 Derecognition

Financial liabilities are removed from the statement of financial position when it is extinguished; for example, when the obligation specified in the contract is discharged or canceled or expired or when the terms of an existing financial liability are substantially modified. The difference between the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

The Group’s financial liabilities at fair value through profit or loss are financial instruments held for trading. A financial liability is held for trading if it is incurred principally for the purpose of repurchasing in the near term. A derivative that is not a designated as hedging instruments and an embedded derivative that is separated are also classified as held for trading. Financial liabilities designated the financial liabilities at fair value through profit or loss is the structured financial liabilities containing embedded derivatives issued by the Group.

The changes in fair value of financial liabilities at fair value through profit or loss due to the change of credit risk is recognized as other comprehensive income(instead of profit and loss) and this other comprehensive income can not be transferred to profit and loss in subsequent events.

2.7 Derivative Financial Instruments

The Group enters into numerous derivative financial instrument contracts such as stock options, stock swaps, interest rate swaps and others for trading purposes or sale and issue of derivative combined securities. These derivative financial instruments are presented as derivative financial instruments within the financial statements irrespective of transaction purpose and subsequent measurement requirement.

Derivatives are initially recognized at fair value on the date a derivative contract enters into and are subsequently re-measured at their fair value. The changes of the fair value of derivatives financial instruments held for trading are recognized in profit or loss as ‘gain or loss on valuation and disposal of financial instrument’.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

Fair value of derivative instrument traded in active market is a quoted price. In case of fair value of relatively simple derivative instruments such as options, interest rate or currency swaps and others is calculated using one or more valuation techniques like cash flow discount model, option pricing model which is based on observable data and appropriate considering the nature of objects.

Also, fair value of more complex derivative instrument is calculated using valuation techniques based on unobservable data in the market. The accuracy of the valuation techniques is approved by periodical review.

2.7.1 Day 1 Profit and Loss

Accordance with Korean IFRS, if there is no available price from active market and if the Group uses a valuation technique that uses unobservable valuation parameters from market for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price and the difference is amortised by using the straight line method over the life of the financial instruments.

2.7.2 Credit risk adjustments

In case of exchange-traded derivative instrument, credit risk is not reflected on the fair value because exchange-traded derivative instrument is traded in public exchange, and it is not available to identify certain counterparties. Fair value of OTC derivative instrument only reflects credit risk.

2.7.3 Hedge accounting

The accounting treatment of changes of fair value for the derivatives varies as the character of hedging items and the purpose of hedging. The Group holds derivative contracts for the purpose of hedging the risk and the Group designates certain derivatives as hedging instruments to hedge the risk as follows.

(a)	Fair value hedge : a hedge of the exposure to changes in fair value of a recognised asset or liability or an unrecognised firm commitment

(b)

Cash flow hedge : a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with all, or a component of, the recognised asset or liability or a highly probable forecast transaction

(c)	Hedge of net investments in foreign operations

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged items, including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

The fair value of derivatives for hedge is disclosed in note 37.

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss

If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item is fully amortised to profit or loss by the maturity of the financial instrument using the effective interest method.

The accounting treatments of hedge of net investments in foreign operations are similar to those of cash flow hedge.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

If hedging instruments qualify for a hedge of net investments in foreign operations, the effective portion of changes in fair value of hedging instrument is recognized in other comprehensive income or loss and the ineffective portion is recognized in profit or loss. The gain or loss on the hedging instrument relating to the effective portion of the hedge that has been recognized in other comprehensive income will be reclassified from other comprehensive income or loss to profit or loss as a reclassification adjustment on the disposal or partial disposal of the foreign operation.

2.8 Property and Equipment

All property and equipment except for land are recognized at its cost less any accumulated depreciation and any accumulated impairment losses. The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Land is measured at fair value on the basis of the valuation performed by an independent valuer. Revaluations are performed with sufficient regularity to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the end of the reporting period.

If an asset’s carrying amount is increased as a result of a revaluation, the increase is recognized in other comprehensive income and the amount is accumulated in equity under the heading of revaluation surplus after netting deferred tax. However, the increase is recognized in profit or loss to the extent that it reverses a revaluation decrease of the same asset previously recognized in profit or loss. If an asset’s carrying amount is decreased as a result of a revaluation, the decrease is recognized in profit or loss. However, the decrease is recognized in other comprehensive income to the extent of any credit balance existing in the revaluation surplus in respect of that asset. The decrease recognized in other comprehensive income reduces the amount accumulated in equity under the heading of revaluation surplus. The revaluation surplus included in equity in respect of an item of property and equipment is transferred directly to retained earnings when the asset is derecognized.

Depreciation of all property and equipment, except for land, is calculated using the following method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives as follows:

Property and equipment	Estimated useful lives	Depreciation method
Buildings	40 years	Straight-line method
Vehicles	4 years	Straight-line method
Furniture and equipment	4 years	Straight-line method
Other	4 years	Straight-line method
Right-of-use assets	1~10 years (initial date of the contract entered into ~ maturity date)	Straight-line method

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year-end and, if needed, the changes are accounted for as a change in an accounting estimate.

2.9 Investment Property

Property held to earn rentals or for capital appreciation or both is classified as investment property. Investment property is measured initially at its cost. After recognition as an asset, investment property is carried at cost less accumulated depreciation and impairment losses. Investment property, except for land, is depreciated using the straight-line method over their useful lives of 40 years.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

2.10 Intangible Assets

Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, except for goodwill, comprise software and membership rights, and are amortised using the straight-line method with no residual value over following estimated useful economic life since the asset is available for use. However, goodwill and membership rights are not amortised by considering their useful life as indefinite, because there is no expectable limit to period for use.

Intangible assets	Estimated useful lives	Amortization method
Development costs	4 years	Straight-line method
Software	4 years	Straight-line method

The amortization period and the amortization method for intangible assets with a finite useful life are reviewed at the end of each financial year. The management reviews the useful life of intangible assets that is not being amortised each period to determine whether events and circumstances continue to support an indefinite useful life. If management judges that previous estimates should be adjusted, the change is accounted for as a change in an accounting estimate.

2.11 Impairment of Non-financial Assets

Goodwill or intangible assets with indefinite useful lives are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Non-financial assets, other than goodwill, that suffered impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

2.12 Lease

Lease income from operating leases where the Group is a lessor is recognized on a straight-line basis over the lease term. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as expense over the lease term on the same basis as lease income. The respective leased assets are included in the statement of financial position based on their nature.

The Group should assess whether a contract is, or contains a lease at the date the contract entered into and the initial application date under Korean IFRS No.1116. But the Group may elect not to reassess whether a contract is, or contains a lease for the contract entered into before the transition date by applying practical expedient permitted by Korean IFRS No.1116. The Group has gone through all the contract to assess whether the contract is, or contains, a lease at the date the contract entered into after the date of initial application.

A lessee is required to recognize a right-of-use asset (lease asset) representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Assets and liabilities arising from a lease are initially measured on a present value basis.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

Lease liabilities include the net present value of the following lease payments:

•	Fixed payments (including in-substance fixed payments), less any lease incentives receivable

•	Variable lease payment that are based on an index or a rate

•	Amounts expected to be payable by the lessee under residual value guarantees

•	The exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

•	Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease

The lease payments are discounted using the interest rate implicit in the lease, if that rate can be readily determined. If that rate can not be readily determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms and conditions.

Right-of-use assets are measured at cost comprising the following:

•	The amount of the initial measurement of lease liability

•	Any lease payments made at or before the commencement date less any lease incentives received

•	Any initial direct costs incurred by the lessee, and

•	An estimate of restoration costs

However, short-term lease (lease that, at the commencement date, has a lease term of 12 months or less) and lease of low-value assets (For example, underlying leased asset under $ 5,000) are permitted to elect exceptional conditions.

The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term.

Related to sale and leaseback, the Group (seller-lessee) is required to apply the Korean IFRS No.1115 ‘Revenue from Contracts with Customers’ to determine whether the transfer of an asset is accounted for as a sale of that asset. However, the Group shall not reassess sale and leaseback transactions entered into before the date of initial application.

Large number of lease contracts held by the Group have extension option and termination option. These conditions are generally used for maximizing the flexibility of lease operation in a view of managing the contracts. Extension option or termination option included in the lease contracts are generally owned by the Group, not lessor. The Group re-evaluated the lease term of the lease contracts by taking into account the contract type, operation plan for branch offices, and costs related to lease termination . As a result, no significant change in the existing lease term has occurred.

2.13 Provisions

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation and the increase in the provision due to passage of time is recognized as interest expense.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

2.14 Financial Guarantee Contracts

Financial guarantees contracts provided by the Group are initially measured at fair value on the date the guarantee was given. Subsequent to initial recognition, the Group’s liabilities under such guarantees are measured at the higher of the amounts below and recognized as ‘other financial liabilities’:

•	Loss allowance in accordance with Korean IFRS No.1109, ‘Financial Instruments’

•	The amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with the principles of Korean IFRS No.1115, ‘Revenue from Contracts with Customers’

2.15 Revenue Recognition

The Group recognizes revenues in accordance with the following five-step revenue recognition standard (Korean IFRS No.1115 Revenue from Contracts with Customers).

•	Step 1: Identify the contract with a customer.

•	Step 2: Identify the performance obligations in the contract.

•	Step 3: Determine the transaction price.

•	Step 4: Allocate the transaction price to the performance obligations in the contract.

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

2.16 Employee Benefits

2.16.1 Retirement benefit liabilities: Defined benefit plans and Defined contribution plans

The Group has both defined benefit and defined contribution plans. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The contributions are recognized as employee benefit expenses when an employee has rendered service. A defined benefit plan is a pension plan that is not a defined contribution plan.

Typically defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that have terms to maturity approximating to the terms of the related pension obligation. The remeasurements of the net defined benefit liability are recognized in other comprehensive income.

If any plan amendments, curtailments, or settlements occur, past service costs or any gains or losses on settlement are recognized as profit or loss for the year.

2.16.2 Short-term employee benefits

Short-term employee benefits, which are expected to be settled wholly before 12 months after the end of the annual reporting period in which the employees render the service, are recognized in profit or loss at the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

The expected cost of profit-sharing and bonus payments are recognized as liabilities when the Group has a present legal or constructive obligation to make such payments as a result of past events rendered by employees and a reliable estimate of the obligation can be made.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

2.16.3 Share-based payment

The Group is under share-based payment arrangements that grant shares to the executives of the Group. When the arrangements are exercised, the Group provides share or cash equal to the monetary value of the share.

The Group measures the services acquired and the liability incurred at fair value, and the fair value is recognized as expense and accrued expenses over the vesting period. Until the liability is settled, the Group remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss as share-based payments.

2.17 Income Tax Expenses

Income tax expense comprises current income tax and deferred income tax and is recognized in profit or loss for the year, except to the extent that the tax arises from (a) a transaction or event which is recognized either in other comprehensive income or directly in equity and (b) a business combination.

2.17.1 Current income tax

Current income tax is the amount of income taxes payable (recoverable) in respect of the taxable profit (tax loss) for a period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation or expenses that is not deductible in determining taxable profit (tax loss). Current income tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The Group offsets current income tax assets and current income tax liabilities if, and only if, the Group (a) has a legally enforceable right to set off the recognized amounts and (b) intends to settle on a net basis.

2.17.2 Deferred income tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amount in the financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting profit nor taxable profit or loss.

Deferred income tax is recognized on temporary differences arising from investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Group reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Current income tax and deferred income tax are included in the calculation of income tax expense. Income taxes related to prior period are included in current income tax.

Deferred income taxes, recognized directly in equity or arisen from business combination, are directly deducted from equity or goodwill.

2.17.3 Tax Uncertainties

Due to the complexity of transactions and differences in tax law interpretation, tax policies adopted by the Group may present tax uncertainties. These tax uncertainties arise in tax correction claims, refund lawsuits for tax surcharges by the tax authorities, tax audits and so on. The Group accounts for such tax uncertainties in accordance with Korean IFRS No. 1012 and Korean IFRS No. 2123.

In other words, if the Group has paid an amount due to an additional tax assessment by the tax authorities but the likelihood of a future refund is high, it recognizes the amount as a corporate tax asset. Conversely, amounts expected to be paid as a result of a tax audit or similar investigation are recognized as a corporate tax liability. However, penalties and interest on refunds are regarded, based on their economic substance, as interest or fines, and are accounted for in accordance with Korean IFRS 1037.

2.18 Operating Segment Reporting

Operating segments are components of the Group, about which separate internal reporting information is evaluated regularly by the chief operating decision makers including Board of Directors in deciding how to allocate resources and to assess performance. Each segment is a strategic business unit that offers different products and services, and is managed separately because each business has different risks and opportunities, different technology required and marketing strategies.

Segment information includes the items which are directly attributable and reasonably allocated to the segment.

2.19 Other Receivables and Payables Related to Brokerage Transactions

Regarding customer brokerage transactions, the Group recognizes the receivable from and payable to the Korea Exchange (Clearing and settlement organization) and customers in total amounts, which the Group recognizes as other financial assets and other financial liabilities. The Group offsets the receivable and payable that arise between Korea Exchange and the Group within the same day.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

2.20 Business Combinations

The acquisition method of accounting is used to account for business combinations by the Group. The consideration transferred is measured at the fair values of the assets transferred, and identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

The Group applies the book-value method to account for business combinations of entities under common control. Identifiable assets acquired and liabilities assumed in a business combination are measured at their book values on the consolidated financial statements of the ultimate parent entity. In addition, the difference between the sum of book values of the assets and liabilities transferred and accumulated other comprehensive income; and the consideration paid is recognized as capital surplus.

2.21 Approval of Issuance of the Financial Statements

The issuance of the December 31, 2025 consolidated financial statements of the Group was approved by the Board of Directors on February 4, 2026, which is subject to change with approval at the annual shareholder’s meeting.

3. Critical Accounting Estimates and Assumptions

The preparation of financial statements requires the Group to make estimates and assumptions concerning the future. Management also needs to exercise judgement in applying the Group’s accounting policies. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. As the resulting accounting estimates will, by definition, seldom equal the related actual results, it can contain a significant risk of causing a material adjustment.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below. Additional information of significant judgment and assumptions of certain items are included in relevant notes.

3.1 Income taxes

The Group recorded, based on its best estimate, current taxes and deferred taxes that the Group will be liable in the future for the operating results at the end of the reporting period. However, the final tax outcome in the future may be different from the amounts that were initially recorded. Such differences will impact the current and deferred income tax assets and liabilities in the period in which the final tax outcome is determined.

If certain portion of the taxable income is not used for investments or increase in wages in accordance with the Special Taxation for Facilitation of Investment and Mutually-Beneficial Cooperation, the Group is liable to pay additional income tax calculated based on the tax law. Accordingly, the measurement of current and deferred income tax is affected by the tax effects from such tax law. As the Group’s income tax is dependent on the investments and increase in wages, there exists uncertainty with regard to measuring the final tax effects.

3.2 Fair value of financial instruments

The fair value of financial instruments where no active market exists or where quoted prices are not otherwise available is determined by using valuation techniques. Financial instruments, which are not actively traded in the market and those with less transparent market prices, will have less objective fair values and require broad judgment on liquidity, concentration, uncertainty in market factors and assumptions in price determination and other risks.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

As described in Note 2.5, ‘Recognition and Measurement of Financial Instruments’, diverse valuation techniques are used to determine the fair value of financial instruments, from generally accepted market valuation models to internally developed valuation models that incorporate various types of assumptions and variables.

3.3 Impairment of financial assets

In accordance of Korean IFRS No.1109, the provision for impairment for financial assets are based on assumptions about risk of default and expected loss rates. The Group uses judgment in making these assumptions and selecting the inputs to the impairment calculation based on the Group’s past history, existing market conditions as well as forward-looking estimates at the end of each reporting period (Note 2.5).

3.4 Measurement of defined benefit obligation

The present value of the defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include the discount rate. Any changes in these assumptions will impact the carrying amount of the defined benefit liability. The Group determines the appropriate discount rate at the end of the reporting period. This is the interest rate that is used to determine the present value of estimated future cash outflows expected to be required to settle the defined benefit liability. In determining the appropriate discount rate, the Group considers the interest rates of high-quality corporate bonds that are denominated in the currency in which the pension benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability. Other key assumptions for defined benefit liability are based in part on current market conditions.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

4. Segment Information

4.1 Types of services from which each reportable segment derives its revenues

Management of the Group decides operating segment based on the information, which is to be reported to the Group’s chief executive officer, in order to allocate resources to the segment and evaluate performance of the segment. The Group’s operating segments consist of brokerage and wealth management, investment banking, trading and other business.

In accordance with Korean IFRS No.1108, reporting segments of the Group by type of services categories are as follows:

Reporting segment	Main business activities
Brokerage and wealth management	Sales and services relating to wealth management and brokerage provided to individuals, corporations and institutional investors

Investment banking	Underwriting and advisory services related to bond issuance, structured finance, initial public offering, and mergers and acquisition

Trading	Trading of securities and derivatives, and proprietary trading

Others	Other services and support services

4.2 Revenue and income of segment reporting

Financial information by operating segment for the years ended December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025
	Operating income	Operating expense	Operating profit	Non-operating income(expense)	Profit(loss) before income tax expense(income)
Brokerage and wealth management	7,811,177,641	7,267,789,965	543,387,676	(16,795,662)	526,592,014
Investment banking	1,204,956,919	1,088,728,368	116,228,551	4,719,939	120,948,490
Trading	4,366,108,310	4,323,640,622	42,467,688	(4,838,649)	37,629,039
Others	765,982,676	556,495,589	209,487,087	12,235,081	221,722,168

	14,148,225,546	13,236,654,544	911,571,002	(4,679,291)	906,891,711

(in thousands of Korean won)	2024
	Operating income	Operating expense	Operating profit	Non-operating income(expense)	Profit(loss) before income tax expense(income)
Brokerage and wealth management	5,125,756,091	4,796,445,268	329,310,823	(58,644,234)	270,666,589
Investment banking	1,170,072,565	983,069,680	187,002,885	36,383,312	223,386,197
Trading	3,929,884,607	3,893,895,155	35,989,452	3,518,269	39,507,721
Others	606,317,462	377,834,145	228,483,317	(13,410,811)	215,072,506

	10,832,030,725	10,051,244,248	780,786,477	(32,153,464)	748,633,013

The above reported operating income is generated from external customers and inter-segment transactions, and expense includes expenses that can be directly attributed or reasonably allocated to each segment including internal interests. Segment profit represents the profit earned by each segment, reported to the chief executive officer to determine the allocation of resources and to measure the respective segments’ performance.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

4.3 Assets and liabilities of segments

Total assets and liabilities by each segment as at December 31, 2025 and 2024, are as follows:

	2025
(in thousands of Korean won)	Total assets	Total liabilities
Brokerage and wealth management	12,611,238,694	13,577,838,823
Investment banking	6,370,430,981	1,926,144,042
Trading	28,087,886,043	11,481,948,171
Others	29,405,334,618	42,592,224,059

	76,474,890,336	69,578,155,095

	2024
(in thousands of Korean won)	Total assets	Total liabilities
Brokerage and wealth management	7,564,847,592	8,311,185,348
Investment banking	6,750,342,725	2,777,070,185
Trading	26,389,900,152	11,811,775,837
Others	22,685,444,884	33,602,174,307

	63,390,535,353	56,502,205,677

4.4 Information on principal customers

No single customer contributed 10% or more to the Group’s revenue for the years ended December 31, 2025 and 2024.

5. Cash and Deposits

The details of cash and deposits as at December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Cash and cash equivalents
Cash on hand	298	256
Cash in foreign currency	2,472	3,006
Demand deposits	165,866,019	466,097,989
Checking deposit	16,244,316	12,908,712
Foreign currency deposits	184,852,869	192,459,262
Certificates of deposit	17,218,800	16,170,000
MMDA	248,670,778	88,351,061
Accommodation notes	—	7,096,548

	632,855,552	783,086,834

Deposits
Deposits for securities subscription	21,538,625	1,083,733
Reserve for claims of customers’ deposits	1,506,899,724	802,442,695
Guarantee deposits for securities lending and borrowing	389,805,311	46,752,791
Deposits for exchange-traded derivatives	472,541,683	584,738,144
Guarantee deposits for KSFC trading	1,294,281	—
Long-term deposits	155,081,447	109,213,322
Restricted due from financial institutes	42,000	39,000
Others	927,570,303	995,886,495
Allowances for credit losses of deposits	(1,059,769)	(738,213)

	3,473,713,605	2,539,417,967

	4,106,569,157	3,322,504,801

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

Restricted deposits as at December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Deposits for securities subscription [1]	21,538,625	1,083,733
Reserve for claims of customers’ deposits [2]	1,506,899,724	802,442,695
Guarantee deposits for securities lending and borrowing [3]	389,805,311	46,752,791
Deposits for exchange-traded derivatives [4]	472,541,683	584,738,144
Guarantee deposits for KSFC trading [5]	1,294,281	—
Long-term deposits [6]	69,000,000	82,361,293
Restricted due from financial institutes [7]	42,000	39,000
Others [8]	927,570,303	995,886,495

	3,388,691,927	2,513,304,151

[1]

Subscription deposits are subscription margin of investors and the Group that are separately deposited at Korea Securities Finance Corporation(KSFC) or other relevant financial institutions until due date for payment for the subscription of the newly issued or sold securities in accordance with the provisions of Article 4-44 of the Regulation on Financial Investment Business.

[2]

The reserve for claims of customers’ deposits is deposited separately in a form of trust in KSFC to meet the demands of investors, such as return of deposit and others, in accordance with Article 74 of the Financial Investment Services and Capital Markets Act.

[3]	Deposited in Korea Securities Depository to guarantee for securities lending and borrowing.
[4]	The deposits for exchange-traded derivatives that the investors and the Group pay for foreign futures option trading to KEB Hana Bank and Forex Dealer Member.
[5]	In the case of an investor’s loan transaction, a certain portion of the price of securities sold is deposited at KSFC as margin.
[6]	Pledged deposits provided for securities lending and borrowing, repurchase agreements between institutions and retail payment through investment & securities companies are included.
[7]	Guarantee deposits for checking accounts
[8]	Deposits in foreign currency and others consist of the margin accounts for trading financial instruments in foreign markets and deposits to court.

Changes in allowances for credit losses of deposits for the years ended December 31, 2025 and 2024, are as follows:

	2025
	12-month expected credit losses	Lifetime expected credit losses
(in thousands of Korean won)		Non-impaired	Impaired
Beginning	738,213	—	—
Provision	321,556	—	—

	1,059,769	—	—

	2024
	12-month expected credit losses	Lifetime expected credit losses
(in thousands of Korean won)		Non-impaired	Impaired
Beginning	290,229	—	—
Provision	448,028	—	—
Other changes (foreign exchange rate, etc.)	(44)	—	—

	738,213	—	—

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

6. Financial Instruments at FVTPL

The details of financial instruments at FVTPL as at December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	Financial Assets at FVTPL		Financial Liabilities at FVTPL
	2025	2024	2025	2024
Financial assets required to be mandatorily measured at FVTPL	42,787,453,811	37,098,018,781	2,910,712,724	2,558,520,223
Financial assets designated at FVTPL	—	—	7,996,513,415	8,010,047,059

	42,787,453,811	37,098,018,781	10,907,226,139	10,568,567,282

6.1 Financial assets required to be mandatorily measured at FVTPL

The details of financial assets required to be mandatorily measured at FVTPL as at December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Deposits
Reserve for claims of customers’ deposits (trust) [1]	6,291,667,379	4,458,853,144
Equity instruments
Stocks	4,090,047,147	1,629,488,642
Debt instruments
Government and local government bonds	2,931,969,940	4,038,123,584
Special bonds	4,210,324,688	4,394,107,831
Corporate bonds	6,824,486,015	5,887,629,630
Corporate commercial papers	5,369,662,486	5,668,511,190
Asset-backed short-term bonds	1,124,792,053	1,731,958,269
Hybrid bond with security-like features	328,391,430	267,899,220
Investment in partnerships	717,130,999	621,369,479
Collective investment securities	6,587,303,623	4,889,259,964
Hybrid stock with bond-like features	137,557,530	191,300,842
Loans
Loan receivables	960,390,430	937,623,364
Derivative linked securities
Equity-linked securities	80,970,708	10,897,742
Other derivative linked securities	1,021,084,300	783,440,520
Other OTC derivative combined contract	143,046,855	102,732,731
Securities in foreign currency
Stocks in foreign currency	50,592,275	56,718,799
Bonds in foreign currency	1,243,360,934	841,110,016
Investment in partnerships in foreign currency	49,909,886	52,692,465
Collective investment securities in foreign currency	231,861,157	148,454,235
Collective fund for default loss	96,241,957	82,900,562
Hybrid bonds	293,249,242	271,689,060
Exchange traded notes	134,273	—
Other short-term securities held for sale	3,278,504	31,257,492

	42,787,453,811	37,098,018,781

[1]

The reserve for claims of customers’ deposits is restricted to use because this reserve is deposited separately in a form of trust in KSFC to meet the demands of investors, such as return of deposit and others, in accordance with Article 74 of the Financial Investment Services and Capital Markets Act.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

Details of securities sold which are classified as financial liabilities at FVTPL as at December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Equity Securities
Stocks	1,640,199,761	798,188,133
Debt Securities
Government and local government bonds	1,243,927,993	1,758,937,852
Collective investment securities	26,584,970	1,394,238

	2,910,712,724	2,558,520,223

The details of financial assets pledged as collateral as at December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	Description[1]	2025	2024	Security right holder
Financial assets at FVTPL	Guarantee deposits for lending and borrowing securities and bonds	11,148,996,178	9,908,290,516	Korea Securities Depository, KSFC, etc.
	Margin required and guarantee deposits for derivatives trading	1,741,587,209	1,591,262,017	Korea Stock Exchange, etc.
	Guarantee deposits for loan	105,943,750	—	Kookmin Bank
	Guarantee deposits for reverse repurchase agreements	4,148,851,974	4,232,134,843	Customer, Institution
Financial assets at FVOCI	Guarantee deposits for lending and borrowing securities and bonds	4,041,764,331	2,510,367,880	Korea Securities Depository, KSFC, etc.
	Guarantee deposits for derivatives trading	106,035,567	183,121,174	Korea Securities Depository, etc.
	Guarantee deposits for reverse repurchase agreements	2,601,915,338	1,811,592,215	Customer, Institution

		23,895,094,347	20,236,768,645

[1]	As at December 31, 2025 and 2024, the accrued interests related to debt securities provided as collateral of ~~W~~235,903 million and ~~W~~406,426 million, respectively, are excluded.

The Group provides ~~W~~10,485,363 million and ~~W~~8,027,229 million of its borrowing securities held as collateral to KSFC and others as at December 31, 2025 and 2024, respectively.

As at December 31, 2025 and 2024, the fair values of collaterals sold or repledged as collateral regardless of default are as follows:

(in thousands of Korean won)	Securities
	2025	2024
Fair value of collateral held	2,034,440,723	2,255,447,484
Fair value of collaterals sold or re-provided as collateral	—	—

	2,034,440,723	2,255,447,484

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

6.2 Financial liabilities designated at FVTPL

The details of financial liabilities designated at FVTPL as at December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024

Derivative linked securities
Equity-linked securities	3,959,492,400	4,437,103,116
Other derivative linked securities	2,440,972,492	2,062,512,677
Other OTC derivative combined contract	1,088,148,738	1,209,941,532
Exchange traded notes	507,899,785	300,489,734

	7,996,513,415	8,010,047,059

The differences between the contractual value to be paid at maturity and the carrying amount of financial liabilities at FVTPL as at December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024

Contractual value to be paid at maturity	7,909,016,857	7,947,235,520
Carrying amount	7,996,513,415	8,010,047,059

Differences	(87,496,558)	(62,811,539)

Accumulated changes in fair value of financial liabilities at FVTPL due to the change of credit risk as at December 31, 2025 and 2024, are as follows:

	Other comprehensive income recognized from changes of fair value due to the change of credit risk (before tax) [1]
(in thousands of Korean won)	2025	2024
Beginning of the year	23,501,476	16,008,372
Change of fair value	4,805,676	7,493,104

End of the year	28,307,152	23,501,476

[1]	The Group assessed OCI based on the probability of default corresponding to the Group’s credit rating and loss given default. The amount is before tax.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

7. Derivatives and Hedge Accounting

Derivatives owned by the Group as at December 31, 2025 and 2024, are as follows:

	2025
	Assets		Liabilities
(in thousands of Korean won)	Hedging	Trading	Hedging	Trading	Unsettled amount
Exchange-traded derivatives
Interest rate:
Futures	—	458,350	—	1,340,185	2,711,107,584
Equity:
Futures	—	395,800	—	6,880,804	3,552,399,956
Purchase options	—	164,620,094	—	—	471,966,622
Written options	—	—	—	119,129,766	885,215,546
Currency:
Futures	—	727,819	—	19,982	667,149,581
Goods:
Futures	—	1,055,889	—	1,949,104	81,630,722

	—	167,257,952	—	129,319,841	8,369,470,011

OTC derivatives
Interest rate:
Forwards	—	831,678,574	—	789,179,537	24,953,579,400
Swaps	—	170,399,971	—	288,078,925	81,372,320,305
Options	—	9,462,701	—	12,711,975	450,000,000
Currency:
Forwards	—	102,929,263	2,911,200	187,684,256	10,916,998,422
Swaps	—	1,624,649	—	897,916	307,834,412
Options	—	2,739,390	—	—	143,490,000
Equity:
Swaps	—	237,065,442	—	379,735,597	6,120,873,935
Purchase options	—	41,840,388	—	—	444,767,350
Written options	—	—	—	42,262,638	450,988,980
Credit:
Swaps	—	35,971,365	—	26,470,050	5,122,155,324
Goods:
Swaps	—	10,571,788	—	10,185,126	568,777,593
Options	—	3,071,634	—	3,109,343	101,737,280
Others:
Swaps	—	—	—	215,776,534	729,940,931

	—	1,447,355,165	2,911,200	1,956,091,897	131,683,463,932

	—	1,614,613,117	2,911,200	2,085,411,738	140,052,933,943

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

	2024
	Assets		Liabilities
(in thousands of Korean won)	Hedging	Trading	Hedging	Trading	Unsettled amount
Exchange-traded derivatives
Interest rate:
Futures	—	1,178,439	—	5,406,671	4,179,414,373
Equity:
Futures	—	3,260,046	—	7,962,965	2,140,518,324
Purchase options	—	9,946,986	—	—	264,716,897
Written options	—	—	—	165,495,252	1,305,007,298
Currency:
Futures	—	1,694,383	—	234,401	467,353,785
Goods:
Futures	—	1,191,265	—	1,012,175	42,764,421

		17,271,119	—	180,111,464	8,399,775,098

OTC derivatives
Interest rate:
Forwards	—	697,806,221	—	674,883,353	17,627,246,000
Swaps	—	118,669,376	—	312,957,040	122,722,303,442
Options	—	10,235,246	—	12,676,965	450,100,000
Currency:
Forwards	—	182,379,315	4,309,200	229,896,555	8,112,241,494
Swaps	—	28,173,803	—	28,835,713	682,131,009
Options	—	4,415,787	—	6,151	147,000,000
Equity:
Swaps	—	278,277,987	—	156,824,783	4,963,174,354
Purchase options	—	4,396,416	—	—	471,018,000
Written options	—	—	—	5,872,788	483,738,001
Credit:
Swaps	—	37,123,089	—	27,397,061	4,411,630,000
Goods:
Swaps	—	12,389,787	—	11,780,566	1,297,182,950
Options	—	3,018,458	—	3,130,137	292,290,390
Others:
Swaps	—	47,097	—	275,542,878	796,712,171

		1,376,932,582	4,309,200	1,739,803,990	162,456,767,811

		1,394,203,701	4,309,200	1,919,915,454	170,856,542,909

The Group entered into the derivative contracts for hedging foreign currency risk of foreign operations and applied hedge of net investments in foreign operations accounting.

Gain or loss on hedge of net investments in foreign operations for the years ended December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Gain(loss) on the hedging instrument	6,780,762	(32,456,592)
Effective portion of changes in fair value of hedging (other comprehensive income)	6,780,762	(32,456,592)
Ineffective portion of changes in fair value of hedging (profit or loss)	—	—

The effective portion of changes in fair value of hedge of net investments in foreign operations recognized as other comprehensive income for the years ended December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Other comprehensive income	6,780,762	(32,456,592)
Reclassification form other comprehensive income to net income	758,100	3,013,920
Tax effect	(1,498,693)	7,772,865

Other comprehensive income-net of tax	6,040,169	(21,669,807)

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

The average price related to hedge of net investments in foreign operations as at December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025
	The nominal amount of the hedging instrument	Average price (KRW/USD, Korean won)	Average price (KRW/GBP, Korean won)	Average price (KRW/EUR, Korean won)
1 year	242,498,100	1,173.81	—	—
2 year	—	—	—	—
3 year	—	—	—	—
Over 3 year	—	—	—	—

	242,498,100	1,173.81	—	—

(in thousands of Korean won)	2024
	The nominal amount of the hedging instrument	Average price (KRW/USD, Korean won)	Average price (KRW/GBP, Korean won)	Average price (KRW/EUR, Korean won)
1 year	15,876,000	1,071.00	—	—
2 year	236,670,000	1,178.92	—	—
3 year	—	—	—	—
Over 3 year	—	—	—	—

	252,546,000	1,172.13	—	—

8. Financial Assets at FVOCI

The details of financial assets at FVOCI as at December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Equity instruments
Stocks [1]	555,227,795	472,013,720
Investment in partnerships	1,200,000	1,200,000
Other	941,617,362	879,977,297
Debt instruments
Government and municipal government bonds	113,091,530	70,709,895
Special bonds	2,331,033,103	1,821,452,212
Corporate bonds	4,657,305,415	2,595,239,175
Securities in foreign currency
Debt instruments	860,204,442	641,121,645
Stocks	2,407,680	2,407,680
Investment in partnerships	1,657,090	1,169,782

	9,463,744,417	6,485,291,406

[1]	Equity investment on Korea Stock Exchange and other relative institutions

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

Changes in gains and losses on valuation of financial assets at FVOCI (before tax) for the years ended December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025
	Beginning balance	Valuation[1]	Disposal / Transfer	Ending balance
Stocks	370,452,931	102,445,443	1,586,092	474,484,466
Government and local government bonds	(447,623)	(8,018,955)	447,623	(8,018,955)
Special bonds	9,273,877	(14,240,022)	(5,205,743)	(10,171,888)
Corporate bonds	13,629,179	(21,429,749)	(7,634,040)	(15,434,610)
Securities in foreign currency	(2,120,577)	3,583,955	420,107	1,883,485
Other securities in Korean won	10,515,554	(8,443,100)	1,094,085	3,166,539

	401,303,341	53,897,572	(9,291,876)	445,909,037

[1]	Provision for credit loss of debt instruments at FVOCI of ~~W~~1,746 million is excluded.

(in thousands of Korean won)	2024
	Beginning balance	Valuation[1]	Disposal / Transfer	Ending balance
Stocks	386,171,268	(15,718,337)	—	370,452,931
Government and local government bonds	57,031	(447,623)	(57,031)	(447,623)
Special bonds	3,686,348	7,970,335	(2,382,806)	9,273,877
Corporate bonds	6,816,506	8,237,295	(1,424,622)	13,629,179
Securities in foreign currency	(1,426,312)	(832,697)	138,432	(2,120,577)
Other securities in Korean won	(1,588,431)	14,095,998	(1,992,013)	10,515,554

	393,716,410	13,304,971	(5,718,040)	401,303,341

[1]	Provision for credit loss of debt instruments at FVOCI of ~~W~~215 million is excluded.

The derecognized equity investments at FVOCI for the year ended December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Marketable securities	20,817,460	—
Other quity investments at FVOCI	136,243,062	151,937,226

	157,060,522	151,937,226

The dividend income from equity investments at FVOCI for the years ended December 31, 2025 and 2024, are as follows;

(in thousands of Korean won)	2025		2024
	Derecognised	Held at the end of reporting period	Derecognised	Held at the end of reporting period
Equity investments at FVOCI
Marketable securities	1,610,875	2,107,287	—	—
Non marketable securities	—	13,569,397	—	14,628,399
Other equity investments	143,647	45,823,737	698,774	31,745,544

	1,754,522	61,500,421	698,774	46,373,943

The Group recognized provision for credit loss of debt instruments at FVOCI amount (before tax) to ~~W~~3,489 million and ~~W~~1,743 million, as at December 31, 2025 and 2024, respectively.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

9. Investments in Associates

Investments in associates as at December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)				Percentage of ownership (%)	2025			2024
	Location	Industry	Closing month		Acquisition cost	Net asset amount	Book amount	Acquisition cost	Net asset amount	Book amount
KB Special Purpose Acquisition Company No.21	Korea	SPAC	—	—	—	—	—	10,000	20,894	20,894
KB Special Purpose Acquisition Company No.25 [1]	Korea	SPAC	November	0.12	5,000	10,165	10,165	5,000	9,965	9,965
KB Special Purpose Acquisition Company No.26	Korea	SPAC	—	—	—	—	—	5,000	9,836	9,836
KB Special Purpose Acquisition Company No.27 [1]	Korea	SPAC	November	0.04	5,000	10,460	10,460	5,000	10,236	10,236
KB Special Purpose Acquisition Company No.28	Korea	SPAC	—	—	—	—	—	5,000	9,645	9,645
KB Special Purpose Acquisition Company No.29 [1]	Korea	SPAC	November	0.16	10,000	20,367	20,367	10,000	19,982	19,982
KB Special Purpose Acquisition Company No.30 [1]	Korea	SPAC	November	0.19	10,000	19,930	19,930	10,000	19,518	19,518
KB Special Purpose Acquisition Company No.31 [1]	Korea	SPAC	November	0.16	10,000	20,046	20,046	10,000	22,618	22,618
KB Special Purpose Acquisition Company No.32 [1]	Korea	SPAC	November	0.16	10,000	19,599	19,599	—	—	—
KB Special Purpose Acquisition Company No.33 [1]	Korea	SPAC	November	1.08	160,000	169,648	169,648	—	—	—
KB New Paradigm Agriculture Venture Fund	Korea	Investment	December	25.00	900,000	589,976	589,976	1,275,000	1,291,253	1,291,253
KB KONEX Market Vitalization Fund	Korea	Investment	—	—	—	—	—	540,000	1,928,317	1,928,317
KB-KDBC New Technology Business Investment Fund	Korea	Investment	—	—	—	—	—	1,500,000	2,601,286	2,601,286
KBTS Technology Venture Private Equity Fund [1]	Korea	Investment	December	16.00	1,888,000	2,724,603	2,724,603	1,888,000	3,179,737	3,179,737
KB-SJ Tourism Venture Fund [1]	Korea	Investment	December	18.52	380,000	1,518,202	1,518,201	570,000	1,780,925	1,780,925
KB Shinjasanaubo Fund [1]	Korea	Investment	December	14.67	1,804,000	681,084	681,084	1,804,000	1,031,767	1,031,767
UNION Media Commerce Fund	Korea	Investment	December	28.99	1,000,000	940,711	940,711	1,000,000	945,674	945,674
KB SPROTT Renewable Private Equity Fund I	Korea	Investment	December	26.69	3,682,135	822,106	822,106	3,682,135	3,052,067	3,052,067

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

KB-Stonebridge Secondary Private Equity Fund [1]	Korea	Investment	December	4.16	3,371,606	3,430,784	3,430,784	4,620,046	4,819,055	4,819,055
KB-SP Private Equity Fund IV	Korea	Investment	—	—	—	—	—	6,100,000	3,995,113	3,995,113
KB-UTC Inno-Tech Venture Fund [1]	Korea	Investment	December	14.76	6,262,500	2,466,131	2,466,131	6,262,500	3,910,530	3,910,530
KB-NAU Special Situation Corporate Restructuring Private Equity Fund [1]	Korea	Investment	December	6.60	5,478,329	9,969,640	9,969,640	5,379,144	8,021,543	8,021,543
KB-KTB Technology Venture Fund [1]	Korea	Investment	December	18.18	10,000,000	8,780,181	8,780,181	10,000,000	9,088,456	9,088,456
KB Bio Global Expansion Private Equity Fund No.1	Korea	Investment	December	39.47	15,000,000	17,288,503	17,288,503	15,000,000	17,870,374	17,870,374
KB Digital Platform Fund [1]	Korea	Investment	December	16.67	38,000,000	51,887,076	51,887,076	28,000,000	28,288,502	28,288,502
KB-SOLIDUS Healthcare Investment Fund [1]	Korea	Investment	December	5.10	5,000,000	4,878,432	4,878,432	3,683,333	3,484,892	3,484,892
G Payment Joint Stock Company	Vietnam	Electrinic payment & settlement agency	December	20.72	5,870,702	1,910,047	2,385,554	5,870,702	1,504,194	2,520,780
KB-GeneN Medical Venture Fund 1	Korea	Investment	December	22.52	2,000,000	1,838,386	1,838,386	2,000,000	1,880,230	1,880,230
DA-Friend Investment Fund II	Korea	Investment	December	27.06	987,633	901,665	901,665	987,633	906,175	906,175
Cornerstone Pentastone IV Fund	Korea	Investment	December	21.52	817,742	763,413	763,413	817,742	763,949	763,949
JS Private Equity Fund III	Korea	Investment	December	20.48	195,773	410,733	410,733	945,021	742,406	742,406
Mirae Asset Mobility Investment Fund I	Korea	Investment	December	22.99	2,000,000	1,885,407	1,885,407	2,000,000	1,917,647	1,917,647
KB-FT 1st Green Growth Investment Fund [1]	Korea	Investment	December	10.34	2,000,000	1,847,275	1,847,275	2,000,000	1,888,925	1,888,925
THE CHAEUL FUND NO.1	Korea	Investment	—	—	—	—	—	1,000,000	953,961	953,961
POSITVE Sobujang Venture Fund #1	Korea	Investment	—	—	—	—	—	879,121	869,206	869,206
KB-NP Green ESG New Technology Venture Capital Fund [1]	Korea	Investment	December	11.59	18,443,847	18,661,880	18,661,879	16,100,000	15,436,985	15,436,985
Hisstory 2022 Fintech Fund	Korea	Investment	—	—	—	—	—	2,000,000	1,896,203	1,896,203
KB Star REIT	Korea	Investment	December	26.13	130,776,646	61,508,907	61,508,907	134,304,646	98,600,791	98,600,791
KB Bio Private Equity Investment Fund IV	Korea	Investment	—	—	—	—	—	7,500,000	7,369,339	7,369,339
Nextrade Co., Ltd. [1]	Korea	Other financial	September	6.64	9,700,000	8,373,711	8,373,711	9,700,000	8,180,476	8,180,476
MW-Pyco NewWave New Technology Investment Fund 4th	Korea	Investment	December	51.28	2,000,000	—	—	2,000,000	1,921,768	1,921,768
KB-SUSUNG 1st Investment Fund [1]	Korea	Investment	December	10.00	130,000	555,018	555,018	1,076,000	1,458,974	1,458,974
Bitgoeul Cheomdan Green 1st Co., Ltd.[1]	Korea	Investment	December	19.00	342,000	240,391	240,391	342,000	241,205	241,205
Shinhan-Eco Venture Fund 2nd	Korea	Investment	December	20.00	1,885,000	1,807,236	1,807,236	2,050,000	1,973,060	1,973,060

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

Leading H2O Fund 1	Korea	Investment	December	48.23	1,500,000	1,420,563	1,420,563	1,500,000	1,454,933	1,454,933
2023 JB Newtech No.2 Fund	Korea	Investment	—	—	—	—	—	1,405,557	1,705,208	1,705,208
U-KB Credit No.1 Private Equity	Korea	Investment	December	23.26	17,046,512	15,167,171	15,167,171	5,093,023	5,584,704	5,584,704
KB-BridgePole Venture Investment Fund #2 [1]	Korea	Investment	December	14.29	1,500,000	1,432,460	1,432,460	1,500,000	1,463,485	1,463,485
Sirius Silicon Valley I New Technology Fund	Korea	Investment	December	23.81	500,000	462,967	462,967	500,000	474,480	474,480
Timefolio Athleisure Investment Fund	Korea	Investment	December	48.19	4,000,000	3,750,139	3,750,139	4,000,000	3,922,757	3,922,757
COMPA Global Scale-Up Fund No.3	Korea	Investment	December	29.99	1,000,000	957,102	957,102	1,000,000	979,681	979,681
AKK Robotech Valueup New Technology Investment Fund	Korea	Investment	—	—	—	—	—	1,000,000	1,126,629	1,126,629
YG MCE PROJECT No.1 Fund	Korea	Investment	December	27.78	1,500,000	—	—	1,500,000	1,476,809	1,476,809
HI YG Win-win Fund No.2	Korea	Investment	December	20.62	2,000,000	2,153,903	2,153,903	2,000,000	1,972,792	1,972,792
KB-CJ Venture Fund 1st	Korea	Investment	December	40.00	1,800,000	1,869,323	1,869,323	1,800,000	1,732,747	1,732,747
Elohim-Bilanx aerospace No.1 Fund	Korea	Investment	December	20.94	2,000,000	1,936,905	1,936,905	2,000,000	1,978,245	1,978,245
KB-SUSUNG 2nd Investment Fund [1]	Korea	Investment	December	12.66	2,000,000	1,958,918	1,958,918	2,000,000	1,980,873	1,980,873
IMM global Secondary 1-1 Equity Private Fund	Korea	Investment	December	41.65	3,412,973	4,975,463	4,975,463	2,819,038	3,753,976	3,753,976
LIB Material Investment Fund	Korea	Investment	December	27.26	4,098,144	829,346	829,346	4,098,144	1,474,980	1,474,980
NOVORSEC-SJG Consumer Secondary Fund	Korea	Investment	—	—	—	—	—	1,700,000	1,687,706	1,687,706
KBSBI Global High- tech Strategic Private Equity Investment Limited Partnership [1]	Korea	Investment	December	16.3	15,274,098	14,646,750	14,646,750	5,059,098	4,828,296	4,828,296
KB-Cyrus Tourism Venture Fund [1]	Korea	Investment	December	18.52	2,000,000	1,855,457	1,855,457	1,000,000	977,172	977,172
IBKS Design Fund	Korea	Investment	December	46.51	2,000,000	4,810,951	4,810,951	2,000,000	1,996,162	1,996,162
NICE DATA INTELLIGENCE VENTURE FUND	Korea	Investment	—	—	—	—	—	1,000,000	997,864	997,864
Pectus Hanwha Fund No.2	Korea	Investment	—	—	—	—	—	2,000,000	1,950,322	1,950,322
Korea Environment Technology Co., LTD	Korea	Waste disposal industry	—	—	—	—	—	107,427,843	43,155,859	107,427,843
KB-IMM Newstar Real Estate Private Fund 1	Korea	Investment	December	43.00	40,283,308	41,725,355	41,725,355	20,897,275	21,897,251	21,897,251
KBLB Middle Market Enterprises Innovation Private Equity Fund [1]	Korea	Investment	December	19.05	4,284,000	3,723,179	3,723,179	—	—	—
YG AI Industrial Automation Solutions FUND	Korea	Investment	December	28.17	2,000,000	1,992,299	1,992,299	—	—	—
KB-Novus Genesis Private Equity Fund [1]	Korea	Investment	December	9.39	2,300,000	2,267,326	2,267,326	—	—	—

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

Semicolon Susong Commissioned Real Estate Investment Trust	Korea	Investment	December	39.39	77,000,000	76,142,790	76,142,790	—	—	—
ATP TP VC Fund No.1	Korea	Investment	December	39.60	2,000,000	1,976,013	1,976,013	—	—	—
AIM-KB-DOUBLE Connected Future Investment Fund [1]	Korea	Investment	December	8.33	1,000,000	983,756	983,756	—	—	—
KB-IMM Newstar Real Estate Private Fund 2	Korea	Investment	December	38.18	16,509,818	16,524,813	16,524,813	—	—	—
K-1 23th Yeoksam Real Estate Investment Trust Company	Korea	Investment	December	41.30	16,050,000	62,424,217	62,424,217	—	—	—
IMM Korea Beauty Co-Invest Private Equity Fund	Korea	Investment	December	51.02	50,000,000	49,633,383	49,633,383	—	—	—
KB-GVA Premier Mezzanine Investment Fund [1]	Korea	Investment	December	3.07	500,000	498,181	498,181	—	—	—
KB-ANDA Deep Tech Venture Fund	Korea	Investment	December	30.00	1,249,500	1,249,500	1,249,500	—	—	—

					544,934,266	524,319,943	524,795,448	456,237,001	352,490,610	417,779,180

[1]	Although the ownership of the Group is less than 20%, these are included as associates, since the Group has a significant influence over investee’s policy and operations.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

Changes in investments in associates for the years ended December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025
	Beginning balance	Acquisition	Dividends	Disposal	Re-classification [1]	Changes in equity of associates	Profit (loss) of associates	Ending balance
KB Special Purpose Acquisition Company No.21	20,894	—	—	(20,894)	—	—	—	—
KB Special Purpose Acquisition Company No.25	9,965	—	—	—	—	(3)	203	10,165
KB Special Purpose Acquisition Company No.26	9,836	—	—	(9,836)	—	—	—	—
KB Special Purpose Acquisition Company No.27	10,236	—	—	—	—	(3)	227	10,460
KB Special Purpose Acquisition Company No.28	9,645	—	—	(9,645)	—	—	—	—
KB Special Purpose Acquisition Company No.29	19,982	—	—	—	—	(8)	393	20,367
KB Special Purpose Acquisition Company No.30	19,518	—	—	—	—	(6)	418	19,930
KB Special Purpose Acquisition Company No.31	22,618	—	—	—	—	(2,888)	316	20,046
KB Special Purpose Acquisition Company No.32		10,000	—	—	—	10,622	(1,023)	19,599
KB Special Purpose Acquisition Company No.33	—	160,000	—	—	—	10,232	(584)	169,648
KB New Paradigm Agriculture Venture Fund	1,291,253	—	—	(375,000)	—	—	(326,277)	589,976
KB KONEX Market Vitalization Fund	1,928,317	—	—	(1,928,317)	—	—	—	—

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

KB-KDBC New Technology Business Investment Fund	2,601,286	—	—	(2,601,286)	—	—	—	—
KBTS Technology Venture Private Equity Fund	3,179,737	—	—	—	—	—	(455,134)	2,724,603
KB-SJ Tourism Venture Fund	1,780,925	—	(334,000)	(190,000)	—	—	261,276	1,518,201
KB Shinjasanaubo Fund	1,031,767	—	—	—	—	—	(350,683)	681,084
UNION Media Commerce Fund	945,674	—	—	—	—	—	(4,963)	940,711
KB SPROTT Renewable Private Equity Fund I	3,052,067	—	—	—	—	—	(2,229,961)	822,106
KB-Stonebridge Secondary Private Equity Fund	4,819,055	—	(61,961)	(1,248,439)	—	—	(77,871)	3,430,784
KB-SP Private Equity Fund IV	3,995,113	—	—	(3,995,113)	—	—	—	—
KB-UTC Inno-Tech Venture Fund	3,910,530	—	—	—	—	—	(1,444,399)	2,466,131
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	8,021,543	1,800,000	—	(1,700,814)	—	—	1,848,911	9,969,640
KB-KTB Technology Venture Fund	9,088,456	—	—	—	—	—	(308,275)	8,780,181
KB Bio Global Expansion Private Equity Fund No.1	17,870,374	—	—	—	—	—	(581,871)	17,288,503
KB Digital Platform Fund	28,288,502	10,000,000	—	—	—	—	13,598,574	51,887,076
KB-SOLIDUS Healthcare Investment Fund	3,484,892	1,316,667	—	—	—	—	76,873	4,878,432
G Payment Joint Stock Company	2,520,780	—	—	—	—	(135,432)	206	2,385,554
KB-GeneN Medical Venture Fund 1	1,880,230	—	—	—	—	—	(41,844)	1,838,386
DA-Friend Investment Fund II	906,175	—	—	—	—	—	(4,510)	901,665
Cornerstone Pentastone IV Fund	763,949	—	—	—	—	—	(536)	763,413
JS Private Equity Fund III	742,406	—	—	(749,248)	—	—	417,575	410,733
Mirae Asset Mobility Investment Fund I	1,917,647	—	—	—	—	—	(32,240)	1,885,407
KB-FT 1st Green Growth Investment Fund	1,888,925	—	—	—	—	—	(41,650)	1,847,275

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

THE CHAEUL FUND NO.1	953,961	—	—	(953,961)	—	—	—	—
POSITVE Sobujang Venture Fund #1	869,206	—	—	(869,206)	—	—	—	—
KB-NP Green ESG New Technology Venture Capital Fund	15,436,985	3,480,000	—	(1,136,153)	—	—	881,047	18,661,879
Hisstory 2022 Fintech Fund	1,896,203	—	—	(1,896,203)	—	—	—	—
KB Star REIT	98,600,791	—	(9,442,306)	(3,528,000)	—	(423,573)	(23,698,005)	61,508,907
KB Bio Private Equity Investment Fund IV	7,369,339	—	—	(7,369,339)	—	—	—	—
Nextrade Co., Ltd.	8,180,476	—	—	—	—	—	193,235	8,373,711
MW-Pyco NewWave New Technology Investment Fund 4th	1,921,768	—	—	—	—	—	(1,921,768)	—
KB-SUSUNG 1st Investment Fund	1,458,974	—	—	(946,000)	—	—	42,044	555,018
Bitgoeul Cheomdan Green 1st Co., Ltd.	241,205	—	—	—	—	—	(814)	240,391
Shinhan-Eco Venture Fund 2nd	1,973,060	25,000	—	(190,000)	—	—	(824)	1,807,236
Leading H2O Fund 1	1,454,933	—	—	—	—	—	(34,370)	1,420,563
2023 JB Newtech No.2 Fund	1,705,208	—	—	(1,705,208)	—	—	—	—
U-KB Credit No.1 Private Equity	5,584,704	11,953,488	—	—	—	—	(2,371,021)	15,167,171
KB-BridgePole Venture Investment Fund #2	1,463,485	—	—	—	—	—	(31,025)	1,432,460
Sirius Silicon Valley I New Technology Fund	474,480	—	—	—	—	—	(11,513)	462,967
Timefolio Athleisure Investment Fund	3,922,757	—	—	—	—	—	(172,618)	3,750,139
COMPA Global Scale-Up Fund No.3	979,681	—	—	—	—	—	(22,579)	957,102
AKK Robotech Valueup New Technology Investment Fund	1,126,629	—	—	(1,126,629)	—	—	—	—
YG MCE PROJECT No.1 Fund	1,476,809	—	—	—	—	—	(1,476,809)	—
HI YG Win-win Fund No.2	1,972,792	—	—	—	—	—	181,111	2,153,903
KB-CJ Venture Fund 1st	1,732,747	—	—	—	—	—	136,576	1,869,323
Elohim-Bilanx aerospace No.1 Fund	1,978,245	—	—	—	—	—	(41,340)	1,936,905

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

KB-SUSUNG 2nd Investment Fund	1,980,873	—	—	—	—	—	(21,955)	1,958,918
IMM global Secondary 1-1 Equity Private Fund	3,753,976	756,186	(3,511)	(162,251)	—	—	631,063	4,975,463
LIB Material Investment Fund	1,474,980	—	—	—	—	—	(645,634)	829,346
NOVORSEC-SJG Consumer Secondary Fund	1,687,706	—	—	(1,687,706)	—	—	—	—
KBSBI Global High-tech Strategic Private Equity Investment Limited Partnership	4,828,296	10,215,000	—	—	—	—	(396,546)	14,646,750
KB-Cyrus Tourism Venture Fund	977,172	1,000,000	—	—	—	—	(121,715)	1,855,457
IBKS Design Fund	1,996,162	—	—	—	—	—	2,814,789	4,810,951
NICE DATA INTELLIGENCE VENTURE FUND	997,864	—	—	(997,864)	—	—	—	—
Pectus Hanwha Fund No.2	1,950,322	—	—	(1,950,322)	—	—	—	—
Korea Environment Technology Co., LTD	107,427,843	—	—	(107,427,843)	—	—	—	—
KB-IMM Newstar Real Estate Private Fund 1	21,897,251	19,386,033	(1,869,618)	—	—	—	2,311,689	41,725,355
E&I Holdings Co., Ltd	—	27,300,000	—	(27,300,000)	—	—	—	—
KBLB Middle Market Enterprises Innovation Private Equity Fund	—	4,284,000	—	—	—	—	(560,821)	3,723,179
YG AI Industrial Automation Solutions FUND	—	2,000,000	—	—	—	—	(7,701)	1,992,299
KB-Novus Genesis Private Equity Fund	—	2,300,000	—	—	—	—	(32,674)	2,267,326
Semicolon Susong Commissioned Real Estate Investment Trust	—	77,000,000	(857,210)	—	—	—	—	76,142,790
ATP TP VC Fund No.1	—	2,000,000	—	—	—	—	(23,987)	1,976,013
AIM-KB-DOUBLE Connected Future Investment Fund	—	1,000,000	—	—	—	—	(16,244)	983,756
KB-IMM Newstar Real Estate Private Fund 2	—	16,509,818	(138,002)	—	—	—	152,997	16,524,813
K-1 23th Yeoksam Real Estate Investment Trust Company [1]	—	—	(2,334,156)	—	61,901,346	—	2,857,027	62,424,217

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

IMM Korea Beauty Co-Invest Private Equity Fund	—	50,000,000	—	—	—	—	(366,617)	49,633,383
KB-GVA Premier Mezzanine Investment Fund	—	500,000	—	—	—	—	(1,819)	498,181
KB-ANDA Deep Tech Venture Fund	—	1,249,500	—	—	—	—	—	1,249,500

	417,779,180	244,245,692	(15,040,764)	(172,075,277)	61,901,346	(541,059)	(11,473,670)	524,795,448

[1]	These investments are reclassified from investments in subsidiaries to associates due to disposal in partially for the year ended December 31, 2025.

	2024
(in thousands of Korean won)	Beginning balance	Acquisition	Dividends	Disposal	Changes in equity of associates	Profit (loss) of associates	Ending balance
KB Special Purpose Acquisition Company No.21	20,529	—	—	—	1	364	20,894
KB Special Purpose Acquisition Company No.22	20,125	—	—	(20,125)	—	—	—
KB Special Purpose Acquisition Company No.25	9,771	—	—	—	—	194	9,965
KB Special Purpose Acquisition Company No.26	9,613	—	—	—	—	223	9,836
KB Special Purpose Acquisition Company No.27	9,959	—	—	—	—	277	10,236
KB Special Purpose Acquisition Company No.28	—	5,000	—	4,052	611	(18)	9,645
KB Special Purpose Acquisition Company No.29	—	10,000	—	6,452	3,988	(458)	19,982
KB Special Purpose Acquisition Company No.30	—	10,000	—	8,185	1,771	(438)	19,518
KB Special Purpose Acquisition Company No.31	—	10,000	—	—	13,498	(880)	22,618

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

KB New Paradigm Agriculture Venture Fund	2,615,088	—	—	(825,000)	—	(498,835)	1,291,253
KB KONEX Market Vitalization Fund	7,633,039	—	(3,084,375)	(75,000)	—	(2,545,347)	1,928,317
KB-KDBC New Technology Business Investment Fund	3,031,227	—	—	(300,000)	—	(129,941)	2,601,286
KBTS Technology Venture Private Equity Fund	3,534,896	—	—	(704,000)	—	348,841	3,179,737
KB-SJ Tourism Venture Fund	3,241,734	—	(1,517,461)	(4,030,000)	—	4,086,652	1,780,925
KB Shinjasanaubo Fund	1,765,941	—	—	—	—	(734,174)	1,031,767
UNION Media Commerce Fund	952,209	—	—	—	—	(6,535)	945,674
KB-Brain KOSDAQ Scale-Up Fund	2,304,484	—	—	(2,304,484)	—	—	—
KB SPROTT Renewable Private Equity Fund I	3,337,160	—	—	—	—	(285,093)	3,052,067
KB-Stonebridge Secondary Private Equity Fund	5,395,679	—	(14,746)	(190,539)	—	(371,339)	4,819,055
KB-SP Private Equity Fund IV	2,494,808	—	—	—	668,154	832,151	3,995,113
KB-UTC Inno-Tech Venture Fund	5,227,210	—	—	(112,500)	—	(1,204,180)	3,910,530
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	8,904,972	4,482,000	—	(3,889,195)	—	(1,476,234)	8,021,543
KB Material and Parts No. 1 PEF	3,299,669	—	—	(3,299,669)	—	—	—
KB Global Commerce Private Equity Investment Fund	8,635,840	—	—	(8,635,840)	—	—	—
KB-KTB Technology Venture Fund	7,639,550	2,000,000	—	—	—	(551,094)	9,088,456
KB Bio Global Expansion Private Equity Fund No.1	15,895,111	—	—	—	—	1,975,263	17,870,374
KB Digital Platform Fund	17,123,835	10,000,000	—	—	—	1,164,667	28,288,502
KB-SOLIDUS Healthcare Investment Fund	2,249,721	1,300,000	—	—	—	(64,829)	3,484,892
G Payment Joint Stock Company	8,966,066	—	—	(1,504,288)	432,445	(5,373,443)	2,520,780
KB-GeneN Medical Venture Fund 1	1,922,291	—	—	—	—	(42,061)	1,880,230
KB-BridgePole Venture Investment Fund	863,129	—	—	(863,129)	—	—	—

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

KB-Kyobo New Mobility Power Fund	2,621,880	—	—	(2,621,880)	—	—	—
DA-Friend Investment Fund II	927,462	—	—	—	—	(21,287)	906,175
Cornerstone Pentastone IV Fund	774,734	—	—	—	—	(10,785)	763,949
JS Private Equity Fund III	1,861,512	—	—	(754,979)	—	(364,127)	742,406
Mirae Asset Mobility Investment Fund I	1,948,750	—	—	—	—	(31,103)	1,917,647
KB-FT 1st Green Growth Investment Fund	1,928,089	—	—	—	—	(39,164)	1,888,925
THE CHAEUL FUND NO.1	972,191	—	—	—	—	(18,230)	953,961
POSITVE Sobujang Venture Fund #1	1,965,090	—	(2,128,815)	(1,120,879)	—	2,153,810	869,206
KB-NP Green ESG New Technology Venture Capital Fund	7,771,668	7,920,000	—	—	—	(254,683)	15,436,985
Hisstory 2022 Fintech Fund	1,937,813	—	—	—	—	(41,610)	1,896,203
KB Star REIT	120,231,339	—	(10,263,978)	(468,136)	8,222,578	(19,121,012)	98,600,791
KB Bio Private Equity Investment Fund IV	6,770,765	—	—	—	—	598,574	7,369,339
Nextrade Co., Ltd.	9,225,312	—	—	—	—	(1,044,836)	8,180,476
LAKEWOOD-AVES Fund No.1	1,976,715	—	—	(1,976,715)	—	—	—
MW-Pyco NewWave New Technology Investment Fund 4th	1,965,019	—	—	—	—	(43,251)	1,921,768
KB-SUSUNG 1st Investment Fund	1,968,977	—	—	(924,000)	—	413,997	1,458,974
Friend 55 New Technology Business Investment Fund	1,182,473	—	—	(1,182,473)	—	—	—
Bitgoeul Cheomdan Green 1st Co., Ltd.	165,451	152,000	—	—	(928)	(75,318)	241,205
DSIP-Pharos Bioenergy Fund	16,457,868	—	—	(16,457,868)	—	—	—
Shinhan-Eco Venture Fund 2nd	1,800,072	225,000	—	—	—	(52,012)	1,973,060
Leading H2O Fund 1	1,488,980	—	—	—	—	(34,047)	1,454,933
2023 JB Newtech No.2 Fund	1,785,594	—	(149,904)	(394,443)	—	463,961	1,705,208
U-KB Credit No.1 Private Equity	4,779,307	279,070	—	—	—	526,327	5,584,704

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

KB-BridgePole Venture Investment Fund #2	1,494,373	—	—	—	—	(30,888)	1,463,485
Sirius Silicon Valley I New Technology Fund	485,282	—	—	—	—	(10,802)	474,480
Timefolio Athleisure Investment Fund	—	4,000,000	—	—	—	(77,243)	3,922,757
COMPA Global Scale-Up Fund No.3	—	1,000,000	—	—	—	(20,319)	979,681
AKK Robotech Valueup New Technology Investment Fund	—	1,000,000	—	—	—	126,629	1,126,629
YG MCE PROJECT No.1 Fund	—	1,500,000	—	—	—	(23,191)	1,476,809
HI YG Win-win Fund No.2	—	2,000,000	—	—	—	(27,208)	1,972,792
KB-CJ Venture Fund 1st	—	1,800,000	—	—	—	(67,253)	1,732,747
Elohim-Bilanx aerospace No.1 Fund	—	2,000,000	—	—	—	(21,755)	1,978,245
KB-SUSUNG 2nd Investment Fund	—	2,000,000	—	—	—	(19,127)	1,980,873
IMM global Secondary 1-1 Equity Private Fund	—	2,819,038	—	—	—	934,938	3,753,976
LIB Material Investment Fund	—	4,098,144	—	—	—	(2,623,164)	1,474,980
NOVORSEC-SJG Consumer Secondary Fund	—	1,700,000	—	—	—	(12,294)	1,687,706
KBSBI Global High-tech Strategic Private Equity Investment Limited Partnership	—	5,059,098	—	—	—	(230,802)	4,828,296
KB-Cyrus Tourism Venture Fund	—	1,000,000	—	—	—	(22,828)	977,172
IBKS Design Fund	—	2,000,000	—	—	—	(3,838)	1,996,162
NICE DATA INTELLIGENCE VENTURE FUND	—	1,000,000	—	—	—	(2,136)	997,864
Pectus Hanwha Fund No.2	—	2,000,000	—	—	—	(49,678)	1,950,322
KB-IMM Newstar Real Estate Private Fund 1	—	20,897,275	—	—	—	999,976	21,897,251
Korea Environment Technology Co., LTD	—	107,427,843	—	—	—	—	107,427,843

	311,590,372	189,694,468	(17,159,279)	(52,636,453)	9,342,118	(23,052,046)	417,779,180

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

Summarized financial information of the associates as at and for the years ended December 31, 2025 and 2024, are as follows:

	December 31, 2025			2025
(in thousands of Korean won)	Assets	Liabilities	Equity	Operating Revenue	Profit (loss) for the period	Total comprehensive Income(loss)
KB Special Purpose Acquisition Company No.25	10,167,796	1,415,397	8,752,399	252,938	175,268	175,268
KB Special Purpose Acquisition Company No.27	31,230,135	4,233,877	26,996,258	840,597	587,123	587,123
KB Special Purpose Acquisition Company No.29	14,864,541	2,196,029	12,668,512	364,908	244,571	244,571
KB Special Purpose Acquisition Company No.30	12,131,810	1,548,853	10,582,957	308,533	222,034	222,034
KB Special Purpose Acquisition Company No.31	14,691,378	2,242,622	12,448,756	384,774	196,407	196,407
KB Special Purpose Acquisition Company No.32	14,470,529	2,064,333	12,406,196	152,650	52,673	52,673
KB Special Purpose Acquisition Company No.33	17,926,147	2,433,554	15,492,593	81,133	16,671	16,671
KB New Paradigm Agriculture Venture Fund	2,525,909	166,005	2,359,904	589,031	(1,305,109)	(1,305,109)
KBTS Technology Venture Private Equity Fund	23,948,498	6,919,730	17,028,768	1,659	(2,844,590)	(2,844,590)
KB-SJ Tourism Venture Fund	8,353,525	155,185	8,198,340	6,008,966	1,410,893	1,410,893
KB Shinjasanaubo Fund	5,315,521	671,768	4,643,753	279,035	(2,391,019)	(2,391,019)
UNION Media Commerce Fund	3,318,493	73,036	3,245,457	—	(17,122)	(17,122)
KB SPROTT Renewable Private Equity Fund I	8,890,204	815,261	8,074,943	6	(704,214)	(704,214)
KB-Stonebridge Secondary Private Equity Fund	82,581,950	140,215	82,441,735	2,348,555	(1,530,924)	(1,530,924)
KB-UTC Inno-Tech Venture Fund	16,914,343	210,399	16,703,944	27,922	(9,783,391)	(9,783,391)
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	150,637,690	501,541	150,136,149	10,187,428	27,109,631	27,109,631
KB-KTB Technology Venture Fund	49,092,706	801,713	48,290,993	135,375	(1,695,513)	(1,695,513)
KB Bio Global Expansion Private Equity Fund No.1	43,904,321	106,781	43,797,540	1,017	(1,474,073)	(1,474,073)
KB Digital Platform Fund	312,090,297	767,839	311,322,458	100,990,179	81,591,445	81,591,445
KB-SOLIDUS Healthcare Investment Fund	99,858,971	2,750	99,856,221	2,984,662	1,522,111	1,522,111
G Payment Joint Stock Company	12,588,727	5,714,098	6,874,629	5,072,407	908	908
KB-GeneN Medical Venture Fund 1	8,516,638	354,204	8,162,434	22	(185,786)	(185,786)
DA-Friend Investment Fund II	3,500,297	168,011	3,332,286	—	(16,670)	(16,670)
Cornerstone Pentastone IV Fund	3,550,289	2,750	3,547,539	64	(2,489)	(2,489)
JS Private Equity Fund III	2,005,840	495	2,005,345	2,151,879	2,038,746	2,038,746
Mirae Asset Mobility Investment Fund I	8,275,534	74,013	8,201,521	7,765	(140,242)	(140,242)
KB-FT 1st Green Growth Investment Fund	17,867,770	—	17,867,770	326	(402,862)	(402,862)
KB-NP Green ESG New Technology Venture Capital Fund	164,619,894	3,649,986	160,969,908	7,955,091	7,599,564	7,599,564
KB Star REIT	1,242,229,311	1,006,866,871	235,362,440	69,126,465	(94,618,921)	(96,188,602)
Nextrade Co., Ltd.	129,215,059	3,091,428	126,123,631	39,765,891	2,910,479	2,910,479
KB-SUSUNG 1st Investment Fund	5,550,179	—	5,550,179	1,651,762	420,435	420,435
Bitgoeul Cheomdan Green 1st Co., Ltd.	1,270,057	4,840	1,265,217	—	(4,284)	(4,284)

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

Shinhan-Eco Venture Fund 2nd	9,042,530	6,351	9,036,179	257,434	(4,122)	(4,122)
Leading H2O Fund 1	2,946,621	1,320	2,945,301	1,852	(71,260)	(71,260)
U-KB Credit No.1 Private Equity	70,559,464	1,018,146	69,541,318	591,081	(5,872,907)	(5,872,907)
KB-BridgePole Venture Investment Fund #2	10,027,217	—	10,027,217	3,278	(217,178)	(217,178)
Sirius Silicon Valley I New Technology Fund	1,945,783	1,320	1,944,463	6,976	(48,354)	(48,354)
Timefolio Athleisure Investment Fund	7,781,539	—	7,781,539	81,272	(358,181)	(358,181)
COMPA Global Scale-Up Fund No.3	3,190,978	—	3,190,978	4,381	(75,279)	(75,279)
HI YG Win-win Fund No.2	10,446,432	—	10,446,432	5,636	878,392	878,392
KB-CJ Venture Fund 1st	4,731,516	58,210	4,673,306	726,024	341,440	341,440
Elohim-Bilanx aerospace No.1 Fund	9,248,721	—	9,248,721	3,297	(197,401)	(197,401)
KB-SUSUNG 2nd Investment Fund	15,475,453	—	15,475,453	458,405	(173,445)	(173,445)
IMM global Secondary 1-1 Equity Private Fund	12,152,002	205,915	11,946,087	1,555,417	1,515,184	1,515,184
LIB Material Investment Fund	3,041,835	—	3,041,835	—	(700,066)	(700,066)
KBSBI Global High-tech Strategic Private Equity Investment Limited Partnership	90,336,944	454,723	89,882,221	98,844	(2,433,470)	(2,433,470)
KB-Cyrus Tourism Venture Fund	10,019,466	—	10,019,466	18,179	(657,261)	(657,261)
IBKS Design Fund	10,343,544	—	10,343,544	6,114,301	6,051,796	6,051,796
KB-IMM Newstar Real Estate Private Fund 1	101,364,284	4,334,346	97,029,938	8,460,196	5,306,836	5,306,836
KBLB Middle Market Enterprises Innovation Private Equity Fund	20,062,146	515,454	19,546,692	267	(2,944,308)	(2,944,308)
YG AI Industrial Automation Solutions FUND	7,072,662	—	7,072,662	74,761	(27,338)	(27,338)
KB-Novus Genesis Private Equity Fund	24,244,681	92,733	24,151,948	3,792	(348,052)	(348,052)
Semicolon Susong Commissioned Real Estate Investment Trust	597,990,723	408,960,702	189,030,021	13,973,599	(17,316)	(17,316)
ATP TP VC Fund No.1	4,994,380	3,960	4,990,420	626	(60,580)	(60,580)
AIM-KB-DOUBLE Connected Future Investment Fund	11,868,321	63,255	11,805,066	572	(194,934)	(194,934)
KB-IMM Newstar Real Estate Private Fund 2	43,969,114	689,842	43,279,272	840,102	400,706	400,706
K-1 23th Yeoksam Real Estate Investment Trust Company	294,284,255	169,061,696	125,222,559	3,914,958	3,857,324	3,857,324
IMM Korea Beauty Co-Invest Private Equity Fund	97,550,330	268,899	97,281,431	1,424	(718,569)	(718,569)
KB-GVA Premier Mezzanine Investment Fund	16,212,787	—	16,212,787	—	(59,213)	(59,213)
KB-ANDA Deep Tech Venture Fund	4,435,147	270,147	4,165,000	—	—	—

Summarized financial information of associates for which financial information is not available as at December 31, 2025 are excluded.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

	December 31, 2024			2024
(in thousands of Korean won)	Assets	Liabilities	Equity	Operating Revenue	Profit (loss) for the period	Total comprehensive Income(loss)
KB Special Purpose Acquisition Company No.21	18,332,104	2,222,965	16,109,139	539,414	280,847	280,847
KB Special Purpose Acquisition Company No.25	9,960,644	1,380,515	8,580,129	297,025	167,600	167,600
KB Special Purpose Acquisition Company No.26	12,198,917	1,369,222	10,829,695	357,751	246,179	246,179
KB Special Purpose Acquisition Company No.27	30,491,081	4,071,785	26,419,296	993,859	715,088	715,088
KB Special Purpose Acquisition Company No.28	12,135,104	1,516,167	10,618,937	223,386	59,682	59,682
KB Special Purpose Acquisition Company No.29	14,557,704	2,129,143	12,428,561	219,019	98,029	98,029
KB Special Purpose Acquisition Company No.30	11,866,140	1,502,204	10,363,936	79,990	22,592	22,592
KB Special Purpose Acquisition Company No.31	2,588,400	2,113,426	474,974	8,356	(18,484)	(18,484)
KB New Paradigm Agriculture Venture Fund	5,519,607	354,593	5,165,014	2,051,864	(1,995,337)	(1,995,337)
KB KONEX Market Vitalization Fund	8,668,671	441,510	8,227,161	2,716,958	(10,860,148)	(10,860,148)
KB-KDBC New Technology Business Investment Fund	7,803,895	—	7,803,895	398,002	(389,823)	(389,823)
KBTS Technology Venture Private Equity Fund	26,460,488	6,587,130	19,873,358	1,832,117	2,180,255	2,180,255
KB-SJ Tourism Venture Fund	9,892,964	275,917	9,617,047	26,720,057	22,067,920	22,067,920
KB Shinjasanaubo Fund	7,547,286	512,514	7,034,772	489,073	(5,005,733)	(5,005,733)
UNION Media Commerce Fund	3,318,493	55,914	3,262,579	—	(22,543)	(22,543)
KB SPROTT Renewable Private Equity Fund I	24,548,257	251,342	24,296,915	573	(637,660)	(637,660)
KB-Stonebridge Secondary Private Equity Fund	115,992,985	193,139	115,799,846	6,646,286	(8,923,271)	(8,923,271)
KB-SP Private Equity Fund IV	22,631,499	560,136	22,071,363	8,362,610	8,143,386	8,143,386
KB-UTC Inno-Tech Venture Fund	26,935,093	447,758	26,487,335	967,517	(8,156,312)	(8,156,312)
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	123,434,421	407,903	123,026,518	24,533,608	(28,117,368)	(28,117,368)
KB-KTB Technology Venture Fund	50,673,348	686,842	49,986,506	692,694	(3,031,017)	(3,031,017)
KB Bio Global Expansion Private Equity Fund No.1	45,378,133	106,519	45,271,614	5,422,750	5,003,999	5,003,999
KB Digital Platform Fund	170,540,295	809,282	169,731,013	10,521,343	6,988,002	6,988,002
KB-SOLIDUS Healthcare Investment Fund	69,003,602	2,750	69,000,852	39,504	(1,283,621)	(1,283,621)
G Payment Joint Stock Company	10,253,233	2,993,608	7,259,625	1,410,529	(944,194)	(944,194)
KB-GeneN Medical Venture Fund 1	8,525,819	177,600	8,348,219	32	(186,754)	(186,754)
DA-Friend Investment Fund II	3,500,297	151,340	3,348,957	1	(78,670)	(78,670)
Cornerstone Pentastone IV Fund	3,552,778	2,750	3,550,028	37	(50,116)	(50,116)
JS Private Equity Fund III	3,625,184	495	3,624,689	308,810	(1,777,796)	(1,777,796)
Mirae Asset Mobility Investment Fund I	8,416,677	74,913	8,341,764	14,450	(135,298)	(135,298)
KB-FT 1st Green Growth Investment Fund	18,270,632	—	18,270,632	12,171	(378,806)	(378,806)
THE CHAEUL FUND NO.1	3,052,675	—	3,052,675	663	(58,337)	(58,337)

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

POSITVE Sobujang Venture Fund #1	2,003,047	25,603	1,977,444	5,741,836	4,899,917	4,899,917
KB-NP Green ESG New Technology Venture Capital Fund	133,928,517	775,262	133,153,255	766,791	(2,196,796)	(2,196,796)
Hisstory 2022 Fintech Fund	5,506,581	54,998	5,451,583	769	(119,630)	(119,630)
KB Star REIT	1,141,992,556	774,895,403	367,097,153	68,824,273	(71,231,027)	(40,599,665)
KB Bio Private Equity Investment Fund IV	30,459,936	—	30,459,936	2,806,489	2,474,105	2,474,105
Nextrade Co., Ltd.	125,776,463	2,563,311	123,213,152	3,855,984	(15,737,169)	(15,737,169)
MW-Pyco NewWave New Technology Investment Fund 4th	3,747,448	—	3,747,448	1,483	(84,338)	(84,338)
KB-SUSUNG 1st Investment Fund	14,589,744	—	14,589,744	5,164,403	4,139,974	4,139,974
Bitgoeul Cheomdan Green 1st Co., Ltd.	1,274,434	4,933	1,269,501	1,216	(396,409)	(396,409)
Shinhan-Eco Venture Fund 2nd	9,868,245	2,943	9,865,302	191	(260,058)	(260,058)
Leading H2O Fund 1	3,017,881	1,320	3,016,561	2,622	(70,591)	(70,591)
2023 JB Newtech No.2 Fund	6,634,045	2,680	6,631,365	2,532,646	1,804,292	1,804,292
U-KB Credit No.1 Private Equity	24,988,198	973,973	24,014,225	4,487,180	2,263,206	2,263,206
KB-BridgePole Venture Investment Fund #2	10,244,395	—	10,244,395	4,453	(216,217)	(216,217)
Sirius Silicon Valley I New Technology Fund	1,994,137	1,320	1,992,817	10,018	(45,367)	(45,367)
Timefolio Athleisure Investment Fund	8,139,720	—	8,139,720	5,567	(160,280)	(160,280)
COMPA Global Scale-Up Fund No.3	3,266,256	—	3,266,256	8,701	(67,744)	(67,744)
AKK Robotech Valueup New Technology Investment Fund	22,650,742	5,500	22,645,242	2,975,886	2,545,242	2,545,242
YG MCE PROJECT No.1 Fund	5,316,511	—	5,316,511	2,202	(83,489)	(83,489)
HI YG Win-win Fund No.2	9,568,040	—	9,568,040	4,109	(131,960)	(131,960)
KB-CJ Venture Fund 1st	4,333,360	1,493	4,331,867	33,521	(168,133)	(168,133)
Elohim-Bilanx aerospace No.1 Fund	9,451,403	5,281	9,446,122	2,146	(103,878)	(103,878)
KB-SUSUNG 2nd Investment Fund	15,648,898	—	15,648,898	42,634	(151,102)	(151,102)
IMM global Secondary 1-1 Equity Private Fund	9,503,209	489,912	9,013,297	2,317,566	2,244,785	2,244,785
LIB Material Investment Fund	5,786,900	—	5,786,900	33	(19,095,757)	(19,095,757)
NOVORSEC-SJG Consumer Secondary Fund	6,949,377	—	6,949,377	7,076	(50,623)	(50,623)
KBSBI Global High-tech Strategic Private Equity Investment Limited Partnership	30,205,065	575,425	29,629,640	1,868	(1,416,360)	(1,416,360)
KB-Cyrus Tourism Venture Fund	5,276,727	—	5,276,727	4,805	(123,273)	(123,273)
IBKS Design Fund	4,291,749	—	4,291,749	121	(8,251)	(8,251)
NICE DATA INTELLIGENCE VENTURE FUND	4,240,923	—	4,240,923	40	(9,077)	(9,077)
Pectus Hanwha Fund No.2	6,631,425	330	6,631,095	330	(168,905)	(168,905)
Korea Environment Technology Co., LTD	232,104,396	54,581,324	177,523,072	63,023,649	21,181,267	21,181,267
KB-IMM Newstar Real Estate Private Fund 1	53,735,524	109,604	53,625,920	2,680,690	2,448,920	2,448,920

Summarized financial information of associates for which financial information is not available as at December 31, 2024 are excluded.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

The fair value of marketable Investments in associates as at December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025
	Market value	Carrying amount
KB Special Purpose Acquisition Company No.25	10,500	10,165
KB Special Purpose Acquisition Company No.27	10,325	10,460
KB Special Purpose Acquisition Company No.29	20,800	20,367
KB Special Purpose Acquisition Company No.30	20,450	19,930
KB Special Purpose Acquisition Company No.31	20,150	20,046
KB Special Purpose Acquisition Company No.32	20,050	19,599
KB Special Purpose Acquisition Company No.33	168,895	169,648
KB Star REIT	86,665,798	61,508,907

	86,936,968	61,779,122

(in thousands of Korean won)	2024
	Market value	Carrying amount
KB Special Purpose Acquisition Company No.21	20,800	20,894
KB Special Purpose Acquisition Company No.25	10,200	9,965
KB Special Purpose Acquisition Company No.26	10,675	9,836
KB Special Purpose Acquisition Company No.27	9,745	10,236
KB Special Purpose Acquisition Company No.28	10,475	9,645
KB Special Purpose Acquisition Company No.29	19,910	19,982
KB Special Purpose Acquisition Company No.30	20,050	19,518
KB Special Purpose Acquisition Company No.31	19,260	22,618
KB Star REIT	105,898,645	98,600,791
Korea Environment Technology Co., LTD	109,409,121	107,427,843

	215,428,881	206,151,328

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

10. Loans Measured at Amortised Cost

The details of loans measured at amortised cost as at December 31, 2025 and 2024, are as follows:

	2025
(in thousands of Korean won)	Total amount	Allowances	Book amount
Retails
Broker’s loans	4,293,559,258	(6,163,088)	4,287,396,170
Loans to employees	37,762,930	(810)	37,762,120
Present value discount	—	—	—

	4,331,322,188	(6,163,898)	4,325158,290

Corporates
Broker’s loans	283,252,086	—	283,252,086
Securities purchased under repurchase agreements	1,832,100,000	—	1,832,100,000
Loans receivable	4,427,308,949	(262,832,584)	4,164,476,365
Purchased loans	28,248,225	(332,553)	27,915,672
Advances for customers	6,842,141	(6,842,141)	—
Privately placed bonds	39,450,000	(33,303,180)	6,146,820
Financial lease receivables	16,555,000	—	16,555,000
Net deferred origination fees and costs	(6,715,327)	—	(6,715,327)
Present value discount	(612,371)	—	(612,371)

	6,626,428,703	(303,310,458)	6,323,118,245

	10,957,750,891	(309,474,356)	10,648,276,535

	2024
(in thousands of Korean won)	Total amount	Allowances	Book amount
Retails
Broker’s loans	2,917,855,002	(6,513,007)	2,911,341,995
Loans to employees	23,854,419	—	23,854,419
Present value discount	—	—	—

	2,941,709,421	(6,513,007)	2,935,196,414

Corporates
Broker’s loans	223,118,048	—	223,118,048
Securities purchased under repurchase agreements	2,091,017,404	—	2,091,017,404
Loans receivable	5,449,079,686	(185,654,487)	5,263,425,199
Purchased loans	56,718,382	(388,518)	56,329,864
Advances for customers	7,465,522	(7,465,522)	—
Privately placed bonds	52,762,000	(32,598,148)	20,163,852
Financial lease receivables	23,129,979	—	23,129,979
Net deferred origination fees and costs	(5,130,850)	—	(5,130,850)
Present value discount	(1,407,028)	—	(1,407,028)

	7,896,753,143	(226,106,675)	7,670,646,468

	10,838,462,564	(232,619,682)	10,605,842,882

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

The changes in book amount of loans measured at amortised cost for the years ended December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025
	Retails				Corporates
	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model
		Non-impaired	Impaired			Non-impaired	Impaired
Beginning	2,935,196,415	—	6,513,006	—	7,050,884,447	768,517,308	77,351,388	—
Transfer between stages
Transfer to 12-month expected credit Losses	—	—	—	—	—	—	—	—
Transfer to lifetime expected credit Losses (Non-impaired)	—	—	—	—	(82,075,000)	82,075,000	—	—
Transfer to lifetime expected credit Losses (impaired)	—	—	—	—	(1,975,000)	(73,000,000)	74,975,000	—
Write-off	—	—	—	—	—	—	(623,381)	—
Sales	—	—	—	—	(150,241,156)	—	—	—
Other changes (execution, recover, etc.)	1,389,962,686	—	(349,919)	—	(750,644,480)	(361,137,968)	(7,677,455)	—

Ending	4,325,159,101	—	6,163,087	—	6,065,948,811	416,454,340	144,025,552	—

(in thousands of Korean won)	2024
	Retails				Corporates
	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model
		Non-impaired	Impaired			Non-impaired	Impaired
Beginning	3,391,164,084	—	6,005,059	—	6,881,077,809	256,133,543	59,627,383	—
Transfer between stages
Transfer to 12-month expected credit Losses	—	—	—	—	46,000,000	(46,000,000)	—	—
Transfer to lifetime expected credit Losses (Non-impaired)	—	—	—	—	(633,108,115)	633,108,115	—	—
Transfer to lifetime expected credit Losses (impaired)	—	—	—	—	(22,825,440)	(10,000,000)	32,825,440	—
Write-off	—	—	—	—	—	—	(2,069,426)	—
Sales	—	—	—	—	(577,401,682)	—	—	—
Other changes (execution, recover, etc.)	(455,967,669)	—	507,947	—	1,357,141,875	(64,724,350)	(13,032,009)	—

Ending	2,935,196,415	—	6,513,006	—	7,050,884,447	768,517,308	77,351,388	—

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

The changes in allowances for loan losses for the years ended December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025
	Retails				Corporates
	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model
		Non-impaired	Impaired			Non-impaired	Impaired
Beginning	—	—	6,513,007	—	82,243,114	77,737,715	66,125,846	—
Transfer between stages
Transfer to 12-month expected credit Losses	—	—	—	—	—	—	—	—
Transfer to lifetime expected credit Losses (Non-impaired)	—	—	—	—	—	—	—	—
Transfer to lifetime expected credit Losses (impaired)	—	—	—	—	(143,110)	(8,126,981)	8,270,091	—
Write-off	—	—	—	—	—	—	(623,381)	—
Recovery of write-off loans	—	—	—	—	—	—	(290,634)	—
Sale	—	—	—	—	(360,673)	—	—	—
Provision (Reversal)	810	—	—	—	8,303,081	41,858,670	32,383,088	—
Other transfer (changes in for FX rate, etc.)	—	—	(349,919)	—	(3,447,630)	(909,372)	290,634	—

Ending	810	—	6,163,088	—	86,594,782	110,560,032	106,155,644	—

(in thousands of Korean won)	2024
	Retails				Corporates
	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model
		Non-impaired	Impaired			Non-impaired	Impaired
Beginning	—	—	6,005,060	—	60,396,218	84,100,465	24,560,199	—
Transfer between stages
Transfer to 12-month expected credit Losses	—	—	—	—	3,154,307	(3,154,307)	—	—
Transfer to lifetime expected credit Losses (Non-impaired)	—	—	—	—	(16,884,362)	16,884,362	—	—
Transfer to lifetime expected credit Losses (impaired)	—	—	—	—	(72,220)	(1,539,108)	1,611,328	—
Write-off	—	—	—	—	—	—	(2,069,426)	—
Sale	—	—	—	—	(1,738,460)	—	—	—
Provision (Reversal)	—	—	—	—	47,203,871	(25,219,828)	33,788,956	—
Execution of the contract	—	—	—	—	—	6,666,529	8,234,789	—
Other transfer (changes in for FX rate, etc.)	—	—	507,947	—	(9,816,240)	(398)	—	—

Ending	—	—	6,513,007	—	82,243,114	77,737,715	66,125,846	—

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

Among the loans which have been written-off, the Group manages loans for which the claims against borrowers have not been lost due to reasons such as incomplete extinctive prescription pursuant to relevant laws and uncollected receivables after writing-off, as the written-off loans. As at December 31, 2025 and 2024, the balances of the written-off loans are ~~W~~ 31,293,471 thousand and ~~W~~ 23,256,163 thousand, respectively.

Broker’s loan

The Group provides loans for stock purchases with credit period of 180 days (can be extended for six times) for investors using margin transaction. As at December 31, 2025, interest rate of the loan is differentiated from 5.2% to 9.3% based on maturities, and overdue interest rate is 9.9%.

Also, as the Group operates loans secured by securities. At the initial transaction, in case of superior shares and common shares, the Group requires trading securities or cash as collateral, corresponding to 167% and 250% of the loan, respectively. Over 140% collateral of the loan is required. As at December 31, 2025, the interest rate of loans secured by securities is differentiated from Annual Percentage Rate (APR) 6.9% to 9.3% based on maturities, from APR 7.3% to 8.8% based on credit rating, and the loan with past due date is 9.9%.

For margin loans to customers, trading securities or cash is required to be pledged corresponding to 140% of the loan. Because of this condition, the Group pledged securities as collateral which are purchased with the margin loans. If the value of the pledged securities do not reach to 140% of the loan, the Group requires additional cash or trading securities as collateral.

Advances for Customers

Advances for customers consist of advanced payments on loss compensation and advanced payments for others.

Advanced payments on loss compensation are the monetary amount of claim for reimbursement, paid by the Group, if any losses from embezzlement and arbitrary trading are occurred.

Advanced payments for others consist of two types. The first type is the amount of recourse from paid Investor Protection Fund based on the previous Securities Exchange Act Article 69 Clause 2 or Clause 4. This recourse is driven by preferred payments to the securities company with reasonable reason for taking the preferred payments. The second type is the amount of recourse from Joint Compensation Fund based on Law relating to the Financial Investment Services and Capital Markets Act Article 323 Clause 14 and related Enforcement Decree Article 318 Clause 8. This recourse is driven by preferred payments to the securities company that occurred reasonable reasons for taking the preferred payments.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

11.	Property and Equipment

The details of property and equipment as at December 31, 2025 and 2024, are as follows:

	2025
(in thousands of Korean won)	Acquisition cost	Accumulated depreciation	Accumulated revaluation	Book amount
Land	24,694,778	—	77,441,935	102,136,713
Buildings	47,823,084	(24,563,685)	—	23,259,399
Vehicles	972,676	(393,718)	—	578,958
Furniture and equipment	215,122,367	(182,713,110)	—	32,409,257
Others	70,248,449	(52,979,843)	—	17,268,606
Right-of-use assets	212,984,799	(142,504,775)	—	70,480,024

	571,846,153	(403,155,131)	77,441,935	246,132,957

	2024
(in thousands of Korean won)	Acquisition cost	Accumulated depreciation	Accumulated revaluation	Book amount
Land	24,968,018	—	83,580,757	108,548,775
Buildings	43,177,253	(21,066,922)	—	22,110,331
Vehicles	1,111,482	(422,830)	—	688,652
Furniture and equipment	204,408,789	(168,536,319)	—	35,872,470
Others	64,523,074	(48,750,085)	—	15,772,989
Right-of-use assets	205,617,817	(124,045,980)	—	81,571,837

	543,806,433	(362,822,136)	83,580,757	264,565,054

The details of right-of-use assets as at December 31, 2025 and 2024, are as follows:

	2025
(in thousands of Korean won)	Acquisition cost	Accumulated depreciation	Book amount
Buildings	202,537,391	(137,413,448)	65,123,943
Vehicles	4,432,343	(2,633,596)	1,798,747
Others	6,015,065	(2,457,731)	3,557,334

	212,984,799	(142,504,775)	70,480,024

	2024
(in thousands of Korean won)	Acquisition cost	Accumulated depreciation	Book amount
Buildings	197,166,055	(118,804,496)	78,361,559
Vehicles	4,085,292	(2,526,905)	1,558,387
Others	4,366,469	(2,714,578)	1,651,891

	205,617,816	(124,045,979)	81,571,837

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

The changes in property and equipment for the years ended December 31, 2025 and 2024, are as follows:

	2025
(in thousands of Korean won)	Beginning balance	Acquisition	Disposal	Depreciation	Others [1]	Ending balance
Land	108,548,775	2,005,290	(10,983,844)	—	2,566,492	102,136,713
Buildings	22,110,331	1,379,167	—	(2,637,275)	2,407,176	23,259,399
Vehicles	688,652	—	(68,118)	(92,865)	51,289	578,958
Furniture and equipment	35,872,470	13,570,526	(317,999)	(16,397,838)	(317,902)	32,409,257
Others	15,772,989	8,365,748	(4,214)	(7,021,469)	155,552	17,268,606
Right-of-use assets	81,571,837	17,921,689	(763,155)	(29,995,859)	1,745,512	70,480,024

	264,565,054	43,242,420	(12,137,330)	(56,145,306)	6,608,119	246,132,957

[1]	Others consist of reclassification to investment properties, foreign exchange differences and others.

	2024
(in thousands of Korean won)	Beginning balance	Acquisition	Disposal	Depreciation	Others [1]	Ending balance
Land	111,950,474	—	—	—	(3,401,699)	108,548,775
Buildings	25,600,365	1,884,571	—	(2,577,888)	(2,796,717)	22,110,331
Vehicles	737,884	—	(115,430)	(82,494)	148,692	688,652
Furniture and equipment	34,251,838	17,295,888	(895,755)	(15,194,265)	414,764	35,872,470
Others	11,838,618	10,400,418	(99,865)	(6,371,046)	4,864	15,772,989
Right-of-use assets	70,761,650	39,307,962	(1,174,990)	(28,253,667)	930,882	81,571,837

	255,140,829	68,888,839	(2,286,040)	(52,479,360)	(4,699,214)	264,565,054

[1]	Others consist of reclassification to investment properties, foreign exchange differences and others.

The changes in right-of-use assets for the year ended December 31, 2025 and 2024, are as follows:

	2025
(in thousands of Korean won)	Beginning balance	Acquisition	Disposal	Depreciation	Others [1]	Ending balance
Buildings	78,361,559	13,037,484	(373,581)	(27,491,861)	1,590,342	65,123,943
Vehicles	1,558,386	1,974,288	(389,574)	(1,390,454)	46,101	1,798,747
Others	1,651,892	3,003,446	—	(1,113,544)	15,540	3,557,334

	81,571,837	18,015,218	(763,155)	(29,995,859)	1,651,983	70,480,024

[1]	Others consist of foreign exchange differences and others.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

	2024
(in thousands of Korean won)	Beginning balance	Acquisition	Disposal	Depreciation	Others [1]	Ending balance
Buildings	66,674,422	47,126,387	(799,115)	(25,889,842)	(8,750,293)	78,361,559
Vehicles	1,690,835	1,657,667	(416,583)	(1,326,898)	(46,634)	1,558,387
Others	2,396,393	308,090	—	(1,036,927)	(15,665)	1,651,891

	70,761,650	49,092,144	(1,215,698)	(28,253,667)	(8,812,592)	81,571,837

[1]	Others consist of foreign exchange differences and others.

The Group applies the revaluation model in relation to the measurement after the initial recognition of the land and the date of revaluation of the land was August 5, 2022. The Group used the assessed price provided by a qualified appraiser for the revaluation of the land.

The land was measured using sales value of similar land, and the access condition, environment condition and other specific factors are considered when the value is adjusted. There is no change in the valuation technique for the year ended December 31, 2025.

Classification of land that is measured at fair value by fair value hierarchy levels as at December 31, 2025 and 2024, are as follows:

	2025
(in thousands of Korean won)	Level 1	Level 2	Level 3	Total
Land	—	—	102,136,713	102,136,713

	,2024
(in thousands of Korean won)	Level 1	Level 2	Level 3	Total
Land	—	—	108,548,775	108,548,775

Changes in land which is classified to Level 3 for the years ended December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Beginning balance	108,548,775	111,950,474
Reclassification from investment properties to property and equipment	2,566,492	—
Reclassification from property and equipment to investment properties	—	(3,401,699)
Acquisition	2,005,290	—
Disposal	(10,983,844)	—

Ending balance	102,136,713	108,548,775

Book amounts of land under cost model as at December 31, 2025 and 2024, are as follows:

	2025		2024
(in thousands of Korean won)	Under revaluation model	Under cost model	Under revaluation model	Under cost model
Land	102,136,713	24,694,778	108,548,775	24,968,018

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

Changes in other comprehensive income related to the revaluation for the year ended December 31, 2025 and 2024, are as follows:

	2025
(in thousands of Korean won)	Beginning balance	Reclassification	Decrease due to disposal, etc.	Ending balance
Land	84,032,663	(848,457)	(5,290,365)	77,893,841
Income tax effects	(22,282,377)	—	763,817	(21,518,560)

	61,750,286	(848,457)	(4,526,548)	56,375,281

	2024
(in thousands of Korean won)	Beginning balance	Other Change	Ending balance
Land	84,032,665	—	84,032,665
Income tax effects	(22,282,379)	—	(22,282,379)

	61,750,286	—	61,750,286

12. Investment Properties

The details of investment properties as at December 31, 2025 and 2024, are as follows:

	2025
(in thousands of Korean won)	Acquisition cost	Accumulated depreciation	Accumulated impairment	Accumulated revaluation	Book amount
Land	45,793,361	—	(6,865,414)	255,815	39,183,762
Buildings	109,305,810	(21,632,858)	(14,553,087)	—	73,119,865

	155,099,171	(21,632,858)	(21,418,501)	255,815	112,303,627

	2024
(in thousands of Korean won)	Acquisition cost	Accumulated depreciation	Accumulated impairment	Accumulated revaluation	Book amount
Land	283,406,057	—	(332,250)	—	283,073,807
Buildings	160,308,605	(23,929,999)	—	—	136,378,606

	443,714,662	(23,929,999)	(332,250)	—	419,452,413

The changes in investment properties for the years ended December 31, 2025 and 2024, are as follows:

	2025
(in thousands of Korean won)	Beginning balance	Acquisition	Disposal [1]	Depreciation	Impairment	Others [2]	Ending balance
Land	283,073,807	—	(234,458,139)	—	(6,865,414)	(2,566,492)	39,183,762
Buildings	136,378,606	—	(42,281,239)	(3,467,850)	(14,553,087)	(2,956,565)	73,119,865

	419,452,413	—	(276,739,378)	(3,467,850)	(21,418,501)	(5,523,057)	112,303,627

[1]	It includes investment properties amount to ~~W~~ 276,297,454 thousand held by subsidiaries excluded from the consolidation during the year ended December 31, 2025.
[2]	Others consist of foreign exchange differences and transfer from/to property and equipment.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

	2024
(in thousands of Korean won)	Beginning balance	Acquisition	Disposal [1]	Depreciation	Impairment	Others [2]	Ending balance
Land	431,082,024	—	(151,833,802)	—	—	3,825,585	283,073,807
Buildings	185,840,323	—	(53,226,932)	(4,406,269)	—	8,171,484	136,378,606

	616,922,347	—	(205,060,734)	(4,406,269)	—	11,997,069	419,452,413

[1]	It included investment properties amount to 167,353,980 thousand held by subsidiaries excluded from the consolidation during the year ended December 31, 2024.
[2]	Others consist of foreign exchange differences and transfer from/to property and equipment.

Details of income and expenditure on investment properties for the years ended December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Rental income	12,173,919	18,893,181
Expenditure on operating investment properties	(9,013,054)	(14,431,151)
Expenditure on non-operating investment properties	(59)	—

	3,160,806	4,462,030

Details of fair value of investment properties as at December 31, 2025 and 2024, are as follows:

	2025		2024
(in thousands of Korean won)	Book amount	Fair value	Book amount	Fair value
Land	39,183,762	78,407,423	283,073,807	321,994,864
Buildings	73,119,865	101,248,181	136,378,606	150,845,041

	112,303,627	179,655,604	419,452,413	472,839,905

The fair values of investment properties as at December 31, 2025 was evaluated by an independent appraiser. The independent appraiser has appropriate qualification and experience in evaluating real estate in the location of investment properties.

The fair value of investment property was measured by using benchmark price of similar properties and discounted cash flow (DCF) method. The fair value of investment property measured by DCF method is assessed by discounting net cash flow from investment property with risk adjusted discount rate, reflecting expected growth rate of rent market, period of empty, proportion of rent, period without rent charge and other cost related to promotion for rent. The factors which are significant but non-observable inputs for fair valuation are expected growth rate of rent market, period of empty, proportion of rent, period without rent charge and risk adjusted discount rate.

The fair value of investment property measured by using sales value of similar land is calculated by analyzing and comparing the sale prices of similar land, and also the access condition, environment condition and other specific factors for the purpose of estimation for fair value are considered.

The fair values of investment properties are classified as Level 3 based upon the inputs, which are used in valuation method.

There is no significant change in the valuation technique for the year ended December 31, 2025.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

Details of investment properties provided as collaterals as at December 31, 2025 and 2024 is as follows:

2025
(in thousands of Korean won)	Secured amount	Secured party	Details
Land and buildings	25,022,287	Kookmin Bank

	18,285,517	Shinhan Bank

	14,435,935	Hana Bank	Collateralized borrowing

	2,887,187	Bukok branch of Uiwang Nonghyup

	1,924,791	Dodram Pig Farmers Cooperative

	962,396	Jeju Pig Farm Livestock Cooperative

	1,924,791	Suncheon Nonghyup

	1,924,791	Singimpo Nonghyup

2024
(in thousands of Korean won)	Secured amount	Secured party	Details
Land and buildings	95,628,080	Hanhwa Life Insurance

	38,251,232	Tongyang Life Insurance

	36,338,670	Lotte Capital

	23,907,020	Kyobo Life Insurance

	22,992,136	Kookmin Bank

	16,801,945	Shinhan Bank

	13,264,694	Hana Bank	Collateralized borrowing

	2,652,939	Bukok branch of Uiwang Nonghyup

	1,768,626	Dodram Pig Farmers Cooperative

	884,313	Jeju Pig Farm Livestock Cooperative

	1,768,626	Suncheon Nonghyup

	1,768,626	Singimpo Nonghyup

	2,400,000	Singimpo Nonghyup

Investment properties are provided as collaterals for rental deposits and lease hold right, which amounts to ~~W~~ 610,000 thousand and ~~W~~ 610,000 thousand as at December 31, 2025 and 2024, respectively.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

13. Intangible Assets

The details of intangible assets as at December 31, 2025 and 2024, are as follows:

	2025
(in thousands of Korean won)	Acquisition cost	Accumulated amortization	Accumulated impairment	Book amount
Goodwill	84,406,666	—	—	84,406,666
Development costs	345,985,097	(257,483,826)	—	88,501,271
Software	140,489,023	(125,352,899)	—	15,136,124
Memberships	43,384,790	(283,546)	(6,732,591)	36,368,653
Others	23,294,717	—	—	23,294,717

	637,560,293	(383,120,271)	(6,732,591)	247,707,431

	2024
(in thousands of Korean won)	Acquisition cost	Accumulated amortization	Accumulated impairment	Book amount
Goodwill	85,940,206	—	—	85,940,206
Development costs	312,698,214	(209,465,882)	—	103,232,332
Software	136,334,647	(115,218,996)	(1,036,376)	20,079,275
Memberships	44,946,885	(277,321)	(7,203,010)	37,466,554
Others	23,294,717	—	—	23,294,717

	603,214,669	(324,962,199)	(8,239,386)	270,013,084

The changes in intangible assets for the years ended December 31, 2025 and 2024, are as follows:

	2025
(in thousands of Korean won)	Beginning balance	Acquisition [1]	Disposal	Amortization	Impairment [2]	Reversal of Impairment [3]	Others [4]	Ending balance
Goodwill	85,940,206	—	—	—	—	—	(1,533,540)	84,406,666
Development costs	103,232,332	33,286,883	—	(48,017,944)	—	—	—	88,501,271
Software	20,079,275	5,565,827	(3,250)	(10,449,618)	—	—	(56,110)	15,136,124
Memberships	37,466,554	—	(1,214,941)	(9,584)	(265,526)	393,000	(850)	36,368,653
Others	23,294,717	—	—	—	—	—	—	23,294,717

	270,013,084	38,852,710	(1,218,191)	(58,477,146)	(265,526)	393,000	(1,590,500)	247,707,431

[1]	Advance payments and others transferred from other accounts are included.
[2]

Memberships are composed of condominium and golf memberships, which are intangible assets with indefinite useful lives. The Group recognized a impairment loss because the market price of the asset is lower than book amount as at December 31, 2025.

[3]

Memberships are composed of condominium and golf memberships, which are intangible assets with indefinite useful lives. The Group recognized a reversal of impairment loss because the market price of the asset is higher than book amount as at December 31, 2025.

[4]	Others consist of foreign exchange differences and others.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

	2024
(in thousands of Korean won)	Beginning balance	Acquisition [1]	Disposal	Amortization	Impairment [2]	Reversal of Impairment [3]	Others [4]	Ending balance
Goodwill	83,778,170	—	—	—	—	—	2,162,036	85,940,206
Development costs	104,399,311	40,991,592	—	(42,158,571)	—	—	—	103,232,332
Software	26,148,342	7,357,584	(24,996)	(12,513,083)	(1,036,376)	—	147,804	20,079,275
Memberships	34,675,737	2,887,619	(970,900)	(20,606)	(128,738)	1,019,296	4,146	37,466,554
Others	23,294,717	—	—	—	—	—	—	23,294,717

	272,296,277	51,236,795	(995,896)	(54,692,260)	(1,165,114)	1,019,296	2,313,986	270,013,084

[1]	Advance payments and others transferred from other accounts are included.
[2]

Memberships are composed of condominium and golf memberships, which are intangible assets with indefinite useful lives. The Group recognized a impairment loss because the market price of the asset is lower than book amount as at December 31, 2024.

[3]

Memberships are composed of condominium and golf memberships, which are intangible assets with indefinite useful lives. The Group recognized a reversal of impairment loss because the market price of the asset is higher than book amount as at December 31, 2024.

[4]	Others consist of foreign exchange differences and others.

14. Other Financial Assets

The details of other financial assets as at December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Other receivables	5,646,643,059	2,061,323,408
Accrued income	382,898,196	308,011,193
Accrued interest on bonds	172,967,452	295,740,833
Guarantee deposits	63,371,824	62,846,557
Other	110,787,473	137,520,223
Provision for other financial assets	(52,702,623)	(51,685,257)

	6,323,965,381	2,813,756,957

15. Other Assets

The details of other assets as at December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Other receivables	195,150,962	—
Advance payments	57,923,580	41,944,463
Prepaid expenses	111,176,532	135,338,953
Prepaid value-added taxes	338,057	368,207
Others	26,446,795	13,406,609

	391,035,926	191,058,232

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

16. Deposit Liabilities

The details of deposit liabilities as at December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Customers’ deposits
Customers’ deposits for brokerage	8,542,825,436	5,773,748,168
Customers’ deposits for exchange-traded derivatives trading	637,491,603	438,187,733
Customers’ deposits for subscription	—	—
Customers’ deposits for savings	17,247,349	6,997,054
Customers’ deposits for repo	61,456	61,541
Customers’ deposits for the investor of collective investment securities	652,343,006	456,285,969
Others	80,017	7,780

	9,850,048,867	6,675,288,245

Guarantee deposits
Guarantee deposits in foreign currency	1,529,562,995	680,406,569
Guarantee deposits in Korean won	731,162,021	370,164,013

	2,260,725,016	1,050,570,582

	12,110,773,883	7,725,858,827

17. Borrowings

The details of borrowings as at December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Call money	1,290,000,000	820,000,000
Borrowings:
Borrowing from banks	647,398,189	346,270,177
Borrowing from KSFC	1,465,834,076	1,264,581,631
Asset-backed short-term bonds	2,238,362,671	2,767,930,379
CP borrowings	5,800,000,000	5,000,000,000
Others	105,252,357	247,783,272
Securities sold under repurchase agreements	10,719,460,118	9,419,893,685
Short-term note issued	10,943,325,311	10,130,450,816
Debentures:
Debentures	4,620,670,000	3,463,100,000
Less: discount on debentures issued	(6,865,709)	(5,408,576)

	37,823,437,013	33,454,601,384

The details of call money as at December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	Interest rate (%)	2025	2024
Kiwoom Asset Management Co., Ltd. and others	2.60~2.90	1,290,000,000	820,000,000

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

The details of borrowings as at December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)		Interest rate (%)	2025	2024
Borrowings from banks	Kookmin Bank and other	0.00~7.70	647,398,189	346,270,177
Borrowings from KSFC	KSFC	2.73~2.94	1,465,834,076	1,264,581,631
Asset-backed short-term bonds	SK Securities co., Ltd., and other	2.00~7.00	2,238,362,671	2,767,930,379
CP borrowings	Hyundai Motor Securities Co., Ltd.and others	2.58~3.20	5,800,000,000	5,000,000,000
Others	KFCC and others	2.00~6.90	105,252,357	247,783,272

			10,256,847,293	9,626,565,459

The details of securities sold under repurchase agreements as at December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	Interest rate (%)	2025	2024
Customers	0.00~4.80	6,693,960,118	5,913,024,606
Financial institution	2.40~2.68	4,025,500,000	3,506,869,079

		10,719,460,118	9,419,893,685

The details of short-term note issued as at December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	Interest rate (%)	2025	2024
Individual	2.00~5.00	5,965,341,642	6,149,462,845
Corporate	2.00~4.50	4,977,983,669	3,980,987,971

		10,943,325,311	10,130,450,816

The details of debentures as at December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	Date issued	Maturity	Interest rate (%)	2025	2024
The 39-2nd unsecured public debenture	2021.03.04	2026.03.04	1.70	120,000,000	120,000,000
The 40-2nd unsecured public debenture	2021.04.23	2026.04.23	1.94	200,000,000	200,000,000
The 41-1st unsecured public debenture	2023.02.07	2025.02.07	3.88	—	330,000,000
The 41-2nd unsecured public debenture	2023.02.07	2026.02.06	3.85	210,000,000	210,000,000
The 42-1st unsecured public debenture	2023.06.26	2025.06.26	4.39	—	240,000,000
The 42-2nd unsecured public debenture	2023.06.26	2026.06.26	4.43	220,000,000	220,000,000
The 43-1st unsecured public debenture	2024.01.31	2025.07.31	3.94	—	160,000,000
The 43-2nd unsecured public debenture	2024.01.31	2026.01.30	3.94	230,000,000	230,000,000
The 43-3rd unsecured public debenture	2024.01.31	2027.01.29	3.98	410,000,000	410,000,000
The 44-1st unsecured public debenture	2024.04.23	2025.10.23	3.79	—	100,000,000

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

The 44-2nd unsecured public debenture	2024.04.23	2026.04.23	3.82	100,000,000	100,000,000
The 44-3rd unsecured public debenture	2024.04.23	2027.04.23	3.86	200,000,000	200,000,000
The 45-1st unsecured public debenture	2024.09.03	2026.09.03	3.56	220,000,000	220,000,000
The 45-2nd unsecured public debenture	2024.09.03	2027.09.03	3.56	280,000,000	280,000,000
The 2nd unsecured privately placed bond [1]	2024.12.12	2026.06.12	7.10	200,000	2,100,000
The 46-1st unsecured public debenture	2025.02.19	2027.02.19	3.03	120,000,000	—
The 46-2nd unsecured public debenture	2025.02.19	2028.02.18	3.08	450,000,000	—
The 46-3rd unsecured public debenture	2025.02.19	2030.02.19	3.17	230,000,000	—
The 47-1st unsecured public debenture	2025.05.28	2027.05.28	2.72	220,000,000	—
The 47-2nd unsecured public debenture	2025.05.28	2028.05.26	2.76	380,000,000	—
The 48-1st unsecured public debenture	2025.09.09	2030.09.09	2.91	100,000,000	—
The 48-2nd unsecured public debenture	2025.09.09	2028.09.08	2.79	440,000,000	—
The 48-3nd unsecured public debenture	2025.09.09	2027.09.09	2.72	60,000,000	—
The 21-1 public debenture in foreign currency [2]	2021.11.01	2026.11.01	2.13	430,470,000	441,000,000

				4,620,670,000	3,463,100,000

Less: Discount on debentures issued				(6,865,709)	(5,408,576)

				4,613,804,291	3,457,691,424

[1]	This privately placed bond was issued by subsidiary named Able Seun Co., Ltd.
[2]	The issuance price of this public debenture is US$ 300,000,000.

The changes in borrowings for the years ended December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Beginning balance	33,454,601,384	30,640,156,335
Increase(decrease) in call money	470,000,000	(420,000,000)
Increase(decrease) in borrowings from banks	301,128,012	(307,417,189)
Increase in borrowings from KSFC	201,252,445	1,761,697
Increase(decrease) in asset-backed short-term bond	(529,567,708)	422,841,700
Increase in CP borrowings	800,000,000	1,620,000,000
Decrease in other borrowings	(142,530,915)	(330,866,506)
Increase in securities sold under repurchase agreements	1,299,566,433	383,796,062
Increase in short-term note issued	812,874,495	542,939,794
Increase in debentures	1,156,112,867	901,389,491

Ending balance	37,823,437,013	33,454,601,384

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

18. Post-employment Benefits

18.1 Defined Benefit Plans

The details of defined benefit liabilities as at December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Present value of defined benefit obligations	84,113,110	79,636,084
Fair value of plan assets	(6,037,497)	(10,971,828)

Net defined benefit liabilities	78,075,613	68,664,256

The changes in the defined benefit obligation for the years ended December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Beginning balance	79,636,084	75,835,223
Current service cost	23,603,780	22,515,097
Interest cost	2,099,064	2,436,755
Remeasurements
Actuarial gains and losses arising from changes in demographic assumptions	2,888,700	34,904
Actuarial gains and losses arising from changes in financial assumptions	(636,407)	4,697,042
Actuarial gains and losses arising from experience adjustment	6,353,218	1,480,306
Payments from plans	(2,059,923)	(1,291,060)
Payments from the Group	(23,863,456)	(21,543,795)
Transfer to related companies	(3,907,950)	(2,777,338)
Settlement	—	(1,751,050)

Ending balance	84,113,110	79,636,084

The changes in the fair value of plan assets for the years ended December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Beginning balance	(10,971,828)	(13,270,798)
Interest income	(378,524)	(549,651)
Remeasurements:
Return on plan assets (excluding amounts included in interest income)	(8,352)	180,223
Contributions by employers	(500,000)	(1,400,000)
Payments from plans:
Benefits paid	2,059,924	1,291,060
Transfer to related companies	3,761,283	2,777,338

Ending balance	(6,037,497)	(10,971,828)

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

Plan assets are composed of the detail assets that have no quoted price in active market. The details of plan assets as at December 31, 2025 and 2024, are as follows:

	2025		2024
(in thousands of Korean won)	Fair value	Composition(%)	Fair value	Composition(%)
Cash and deposits	4,949,407	81.98	10,122,822	92.26
Investment funds	1,088,090	18.02	849,006	7.74

	6,037,497	100.00	10,971,828	100.00

Key actuarial assumptions used as at December 31, 2025 and 2024, are as follows:

	2025	2024
Discount rate	DB(including special retirement by salaries peak plan) 3.9% Compensation promotion DC 3.3%	DB(including special retirement by salaries peak plan) 3.6% Compensation promotion DC 3.2%

Expected salary growth rate	DB : executives 4.7% DC: Promotion + Base up 2.8% Special retirement by salaries peak plan: 4.7%	DB : executives 4.8% DC: Promotion + Base up 2.7% Special retirement by salaries peak plan: 4.8%

The sensitivity analysis for significant actuarial assumptions used to determine the present value of the defined benefit obligation as at December 31, 2025, are as follows:

	Effect on the present value of defined benefit obligation
(in thousands of Korean won)	Changes in assumption	Increase	Decrease
Discount rate	0.50%	(1,787,989)	1,890,803
Expected salary growth rate[1]	0.50%	1,698,477	(1,611,528)
Retirement rate	0.50%	(1,706,156)	1,795,967

[1]	The sensitivity analysis for the expected salary growth rate is limited to special retirement by salaries peak plan and DB.

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. The sensitivity of the present value of the defined benefit obligation to changes in actuarial assumptions is calculated using the projected unit credit method, the same method applied when calculating the defined benefit obligations.

The methods and assumptions used in preparing the sensitivity analyses did not change compared to the previous period.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

The effect of defined benefit plan on future cash inflows: Expected maturity analysis of undiscounted pension benefits as at December 31, 2025, is as follows:

(in thousands of Korean won)	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Between 5 and 10 years	Over 10 years	Total
Pension benefits[1]	7,108,382	11,361,181	30,444,854	32,944,123	64,068,029	145,926,569

[1]	Fixed pension benefits of ~~W~~15,100,000 thousand under promotion compensation defined contribution plan are excluded.

The weighted average duration of the defined benefit obligations is 5.75 years.

Expected contribution to post-employment benefit plans for the year ending December 31, 2026 is ~~W~~ 900,000 thousand.

18.2 Defined Contribution Plans

The Group recognized the expenses of ~~W~~ 8,159,197 thousand and ~~W~~ 4,775,485 thousand for defined contribution plans for the years ended December 31, 2025 and 2024, respectively.

19. Provisions

The details of provisions as at December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Provisions for non-financial guarantees	6,462,778	4,363,358
Provisions for asset retirement obligation [1]	9,206,853	9,236,979
Provisions for lawsuits	56,008,858	75,204,159
Provisions for others	38,434,048	48,755,377

	110,112,537	137,559,873

[1]	The Group recognized the provision for asset retirement obligation in connection with the leased asset for the expenditures expected to recover the asset.

The changes in provisions for non-financial guarantees for the years ended December 31, 2025 and 2024 are as follows,

	2025
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses
		Non-impaired	Impaired
Beginning	4,172,129	191,229	—
Transfer between stages
Transfer to lifetime expected credit Losses	—	—	—
Provision for losses (reversal of provision)	2,290,649	(191,229)	—
Other transfer (foreign exchange and other)	—	—	—

Ending	6,462,778	—	—

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

	2024
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses
		Non-impaired	Impaired
Beginning	6,218,110	196,724	—
Transfer between stages
Transfer to lifetime expected credit Losses	(274,031)	274,031	—
Provision for losses (reversal of provision)	(1,771,950)	(279,526)	—
Other transfer(foreign exchange and other)	—	—	—

Ending	4,172,129	191,229	—

The changes in other provisions for the years ended December 31, 2025 and 2024, are as follows:

	2025
(in thousands of Korean won)	Provisions for asset retirement obligation	Provisions for lawsuits	Provisions for others	Total
Beginning	9,236,979	75,204,159	48,755,377	133,196,515
Contribution	214,584	33,784,354	7,452,000	41,450,938
Reversal	(28,790)	(25,038,145)	(7,350,798)	(32,417,733)
Use	(253,095)	(27,941,510)	(10,422,531)	(38,617,136)
Amortization of discounts	37,175	—	—	37,175

Ending	9,206,853	56,008,858	38,434,048	103,649,759

	2024
(in thousands of Korean won)	Provisions for asset retirement obligation	Provisions for lawsuits	Provisions for others	Total
Beginning	9,058,920	111,425,114	86,089,255	206,573,289
Contribution	215,297	12,982,498	25,417,147	38,614,942
Reversal	—	(34,099,212)	(4,600,000)	(38,699,212)
Use	(87,527)	(15,104,241)	(58,151,025)	(73,342,793)
Amortization of discounts	50,289	—	—	50,289

Ending	9,236,979	75,204,159	48,755,377	133,196,515

20. Other Financial Liabilities

The details of other financial liabilities as at December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Other payables	5,447,665,459	1,803,355,494
Accrued expenses	174,096,393	173,026,055
Financial guarantee liabilities	2,792,624	4,888,161
Provisions for financial guarantee contracts	245,001	—
Leasehold deposits received	10,555,100	15,879,109
Non-controlling liabilities	45,692,550	53,722,980
Lease liabilities	92,480,438	110,565,255
Others	87,612,541	49,015,525

	5,861,140,106	2,210,452,579

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

The changes in liabilities of the provisions for financial guarantee contracts for the years ended December 31, 2025 and 2024 are as follows:

(in thousands of Korean won)	2025
	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses
		Non-impaired	Impaired
Beginning	—	—	—
Provision	1,070,001	—	—
Other transfer (foreign exchange and other)	(825,000)	—	—

Ending	245,001	—	—

(in thousands of Korean won)	2024
	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses
		Non-impaired	Impaired
Beginning	142,308	—	—
Provision	14,759,010	—	—
Other transfer (foreign exchange and other)	(14,901,318)	—	—

Ending	—	—	—

21. Other Liabilities

The details of other liabilities as at December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Accounts payables	—	7,162,892
Accrued expenses	342,617,781	288,909,701
Accrued dividends	1,386,111	1,366,645
Advances from customers	13,906,331	7,819,439
Unearned revenue	40,324,441	26,427,136
Taxes withheld	96,187,722	58,844,142
Other long-term employee benefits	6,600,261	7,244,299
Others	11,434,108	12,413,869

	512,456,755	410,188,123

22. Share Capital

The details of share capital as at December 31, 2025 and 2024, are as follows:

(in thousands of Korean won except per share)	Authorized shares	Outstanding shares	Par value per share	2025	2024
Ordinary share	1,000,000,000 shares	298,620,424 shares	5,000 won	1,493,102,120	1,493,102,120

There are no changes in ordinary shares for the years ended December 31, 2025 and 2024.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

After the year ended December 31, 2025, in February 2026, the Group issued 33,333,333 common shares at a per-share issuance price of ~~W~~21,000 (par value of KRW 5,000) through a resolution of the board of directors.

23. Hybrid Securities

Details of hybrid security classified as equity as of December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	Issuance date	Maturity	Interest rate (%)	2025	2024
Bond-type Hybrid Securities No.1[1]	March 31, 2022	Permanent	4.30	208,010,652	208,010,652
Bond-type Hybrid Securities No.2	May 30, 2022	Permanent	4.80	48,170,880	48,170,880
Bond-type Hybrid Securities No.3[2]	September 30, 2022	Permanent	5.50	249,948,780	249,948,780
Bond-type Hybrid Securities No.4[3]	May 8, 2023	Permanent	5.35	119,963,080	119,963,080
Bond-type Hybrid Securities No.5	March 21, 2024	Permanent	5.22	129,999,380	129,999,380

				756,092,772	756,092,772

[1]	As at December 31, 2025 and 2024, among the hybrid securities issued by the Group, the balance held by KB Financial Group, a related party of the Group, is ~~W~~200,000 million.
[2]	As at December 31, 2025 and 2024, among the hybrid securities issued by the Group, the balance held by KB Financial Group, a related party of the Group, is ~~W~~230,000 million.
[3]	As at December 31, 2025 and 2024, among the hybrid securities issued by the Group, the balance held by KB Financial Group, a related party of the Group, is ~~W~~100,000 million.

The Group may extend the maturity under the same conditions at the time of maturity of the above hybrid securities, and interest payment may be deferred except in cases where a cash dividend or stock dividend has been resolved for common stock. Above hybrid securities are early redeemable by the Group after 5 years from the issuance date and each interest payment date thereafter.

24. Other Paid-in Capital

The details of other paid-in capital as at December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Share premium [1]	1,142,353,750	1,142,353,750
Gains and losses on sale of treasury share	(45,331,811)	(45,331,811)
Other equity [2]	382,237,961	382,237,961

	1,479,259,900	1,479,259,900

[1]	Share premium was previously paid from stock issuance and new stock issuance due to merger and can only be used for capitalization and deficit recovery.
[2]	Other equity arose from the paid-in capital increase of preferred share and gains on merger.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

The changes in other paid-in capital for the years ended December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Beginning	1,479,259,900	1,478,687,978
Changes in scope of consolidation	—	571,922

Ending	1,479,259,900	1,479,259,900

25. Retained Earnings

The details of retained earnings as at December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Legal reserve
Earned surplus reserve [1]	201,656,298	173,656,298
Reserve for liability to compensate for damages [2]	500,000	500,000
Voluntary reserves	2,109,442,799	1,889,816,387
Regulatory reserve for credit losses [3]	66,404,685	47,300,393
Unappropriated retained earnings	398,086,375	598,544,544

	2,776,090,157	2,709,817,622

[1]

The Commercial Act of the Republic of Korea requires the Group to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued share capital. The reserve is not available for the payment of cash dividends, but may be transferred to share capital or used to reduce accumulated deficit.

[2]

The Parent Company provides reserve for loss on electronic financial transactions to make reparation for the damage in process of the electronic transfers or operations. Also, the Parent Company provides reserve to compensate for inflicted damage on a credit information subject when violating the Credit Information Use and Protection Act.

[3]

The Group accumulates allowances for possible loan losses in accordance with Korean IFRS and reserve for possible loan losses as much as the amount below the provision of allowances according to minimum accumulation ratio required by Financial Supervisory Service.

Changes in retained earnings for the years ended December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Beginning balance	2,709,817,622	2,304,302,712
Profit for the year	679,735,667	591,153,190
Dividends	(580,000,000)	(150,000,000)
Dividends of hybrid securities	(38,599,700)	(37,064,078)
Replacement due to disposal of equity investments at FVOCI	1,051,211	1,425,798
Reclassification of revaluation surplus due to disposal of property and equipment	4,085,357	—

Ending balance	2,776,090,157	2,709,817,622

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

The amount of dividends and dividends per share for the years ended December 31, 2025 and 2024, are as follows:

	2025
(in Korean won and number of shares)	Type of share	Number of shares outstanding	Number of treasury shares	Number of dividend shares	Dividend per share	Total dividend (In thousands of Korean won)
Interim dividend	Ordinary share	298,620,424 shares	—	298,620,424 shares	1,004	300,000,000
Annual dividend	Ordinary share	298,620,424 shares	—	298,620,424 shares	937	280,000,000

	2024
(in Korean won and number of shares)	Type of share	Number of shares outstanding	Number of treasury shares	Number of dividend shares	Dividend per share	Total dividend (In thousands of Korean won)
Annual dividend	Ordinary share	298,620,424 shares	—	298,620,424 shares	502	150,000,000

Payout and dividend yield ratios as at December 31, 2025 and 2024, are as follows:

	2025	2024
	Ordinary share	Ordinary share
	Interim dividend	Annual dividend
Number of shares outstanding	298,620,424	298,620,424
Number of treasury shares	—	—
Number of dividend shares	298,620,424	298,620,424
Par value per share (in Korean won)	5,000	5,000
Payout ratio	20.08%	18.75%
Scheduled dividends (in thousands of Korean won)	300,000,000	280,000,000
Dividends per share (in Korean won)	1,004	937

The Group accumulates allowances for possible loan losses in accordance with Korean IFRS and reserve for possible loan losses as much as the amount below the provision of allowances according to minimum accumulation ratio required by Regulation on Supervision of Financial Investment.

Regulatory reserve for credit losses, a type of voluntary reserve for retained earnings, reverses the exceeding amount if the beginning balance of the reserve exceeds the ending balance at the closing date. Regulatory reserve for credit losses is generally recognized after unappropriated deficit is disposed.

The details of the regulatory reserve for credit losses (reversal of reserve) to be appropriated as at December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Beginning	66,404,685	47,300,393
Amounts to be reserved (reversed)	(8,837,499)	19,104,292

Ending	57,567,186	66,404,685

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

The adjusted profit of the year after reflection of reversal (provision) of reserve for credit losses for the years ended December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Profit for the year before reserve for credit loss	679,735,667	590,360,820
Amounts to be reversed (reserved)	8,837,499	(19,104,292)

Adjusted profit after reversed (provision) of reserve for credit losses[1]	688,573,166	571,256,528

[1]

Reserve for credit loss is announced by Article 3 Clause 8 of the Regulation on Financial Investment Business. Adjusted profit after reserve for credit losses is not based on Korean IFRS and is calculated on the assumption that provision or reversal of reserve for credit losses before tax is adjusted to the profit.

26. Other Components of Equity

The details of other components of equity as at December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Changes in the fair value of financial assets at FVOCI	323,157,359	295,100,380
Share of other comprehensive income of associates	(839,072)	(52,401)
Revaluation surplus	57,191,703	62,144,795
Remeasurements of net defined benefit liabilities	(53,717,375)	(47,480,752)
Exchange differences on translation of foreign operations	86,475,274	112,942,558
Hedge of net investments in foreign operations	(32,398,689)	(38,438,855)
Gain or loss on financial liabilities designated at FVTPL due to the change of credit risk	(20,522,685)	(17,297,087)

	359,346,515	366,918,638

The changes in gain or loss on valuation of financial assets at FVOCI for the years ended December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Beginning balance	295,100,380	289,671,988
Gain (loss) on valuation	55,483,663	13,304,973
Tax effect of gain (loss) on valuation [1]	(20,300,855)	(3,668,103)
Transfer to gain due to disposal or impairment	(9,681,835)	(5,718,041)
Tax effect of transfer [1]	2,556,006	1,509,563

Ending balance	323,157,359	295,100,380

[1]	Including income tax effect (Note 35)

The changes in the Group’s share of other comprehensive income of associates for the years ended December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Beginning balance	(52,401)	(6,586,082)
Changes of other comprehensive income of associates	(405,627)	8,909,673
Tax effect [1]	(381,044)	(2,375,992)

Ending balance	(839,072)	(52,401)

[1]	Including income tax effect (Note 35)

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

The changes in gain on revaluation of property and equipment for the years ended December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Beginning balance	62,144,795	62,144,795
Replacement due to disposal of revaluated assets	(5,550,756)	—
Tax effect related to replacement due to disposal of revaluated assets [1]	597,664	—

Ending balance	57,191,703	62,144,795

[1]	Including income tax effect (Note 35)

The changes in remeasurements of the net defined benefit liability for the years ended December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Beginning balance	(47,480,751)	(42,790,562)
Changes due to valuation	(8,597,161)	(6,392,474)
Tax effect [1]	2,360,537	1,702,285

Ending balance	(53,717,375)	(47,480,751)

[1]	Including income tax effect (Note 35)

The changes in exchange differences on translation of foreign operations for the years ended December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Beginning balance	112,942,559	48,609,018
Exchange differences on foreign operations translation	(27,871,081)	63,911,262
Tax effect [1]	(44,308)	2,485,191
Non-controlling interest	1,448,104	(2,062,912)

Ending balance	86,475,274	112,942,559

[1]	Including income tax effect (Note 35)

The changes in gain or loss on valuation of hedge of net investments in foreign operations for the years ended December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Beginning balance	(38,438,855)	(16,769,049)
Gain (loss) on net investment in a foreign operation hedge	7,538,862	(29,442,671)
Re-classification to net income due to the end of net investments in foreign operations	—	—
Tax effect [1]	(1,498,696)	7,772,865

Ending balance	(32,398,689)	(38,438,855)

[1]	Including income tax effect (Note 35)

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

The change in gain or loss on financial liabilities designated at FVTPL due to the change of credit risk for the years ended December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Beginning balance	(17,297,087)	(11,782,162)
Changes	(4,805,676)	(7,493,104)
Tax effect [1]	1,580,078	1,978,179

Ending balance	(20,522,685)	(17,297,087)

[1]	Including income tax effect (Note 35)

27. Fee and Commission Income and Expense

The details of fee and commission income for the years ended December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Brokerage commissions	777,313,489	550,643,935
Underwriting commissions	166,086,582	176,339,844
Brokerage commissions on collective investment securities	34,291,973	23,565,918
Management fee on collective investment securities	—	5,304
Management fee on asset management	50,209,302	38,160,750
Commissions on merger and acquisition	55,334,944	89,101,232
Trust fees and commissions	20,822,534	17,866,581
Other commissions	114,526,370	100,443,111

	1,218,585,194	996,126,675

The details of fee and commission expense for the years ended December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Trading commission	63,932,836	53,916,826
Advisory fees	4,348,664	3,047,910
Investment management delegation fees	1,398,604	1,867,849
Commission fees on group brand	19,879,298	21,032,741
Contributions to external institutions	9,461,193	9,056,725
Others	178,488,679	135,324,979

	277,509,274	224,247,030

28. Gain or Loss on Valuation and Disposal of Financial Instruments

The details of gain or loss on valuation and disposal of financial instruments for the years ended December 31, 2025 and 2024, are as follows:

	2025
(in thousands of Korean won)	Gain	Loss	Net
Financial instruments at FVTPL	3,789,035,307	1,721,960,987	2,067,074,320
Financial instruments designated at FVTPL	145,592,815	658,229,659	(512,636,844)
Derivative financial instruments	5,725,790,982	7,041,422,093	(1,315,631,111)
Financial assets at FVOCI [1]	27,617,524	4,831,583	22,785,941

	9,688,036,628	9,426,444,322	261,592,306

[1]	Gain or loss on valuation of financial assets at FVOCI is excluded.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

	2024
(in thousands of Korean won)	Gain	Loss	Net
Financial instruments at FVTPL	1,859,276,411	1,572,167,286	287,109,125
Financial instruments designated at FVTPL	324,748,471	640,871,724	(316,123,253)
Derivative financial instruments	4,539,490,246	4,382,826,145	156,664,101
Financial assets at FVOCI [1]	13,207,427	717,576	12,489,851

	6,736,722,555	6,596,582,731	140,139,824

[1]	Gain or loss on valuation of financial assets at FVOCI is excluded.

The details of gain or loss on valuation and disposal of financial instruments at FVTPL for the years ended December 31, 2025 and 2024, are as follows:

	2025
(in thousands of Korean won)	Gain	Loss	Net
Financial assets at FVTPL	3,626,543,482	932,099,408	2,694,444,074
Financial liabilities at FVTPL	162,491,825	789,861,579	(627,369,754)

	3,789,035,307	1,721,960,987	2,067,074,320

	2024
(in thousands of Korean won)	Gain	Loss	Net
Financial assets at FVTPL	1,502,637,546	1,214,255,744	288,381,802
Financial liabilities at FVTPL	356,638,865	357,911,542	(1,272,677)

	1,859,276,411	1,572,167,286	287,109,125

The details of gain or loss on valuation and disposal of financial instruments designated at FVTPL for the years ended December 31, 2025 and 2024, are as follows:

	2025
(in thousands of Korean won)	Gain	Loss	Net
Financial liabilities designated at FVTPL
Derivatives-linked securities sold	98,914,557	511,123,772	(412,209,215)
Other OTC derivative-combined contract sold	18,405,237	99,087,124	(80,681,887)
Exchange traded notes sold	28,273,021	48,018,763	(19,745,742)

	145,592,815	658,229,659	(512,636,844)

	2024
(in thousands of Korean won)	Gain	Loss	Net
Financial liabilities designated at FVTPL
Derivatives-linked securities sold	266,262,027	526,918,763	(260,656,736)
Other OTC derivative-combined contract sold	39,681,189	77,671,319	(37,990,130)
Exchange traded notes sold	18,805,255	36,281,642	(17,476,387)

	324,748,471	640,871,724	(316,123,253)

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

The details of gain or loss on valuation and disposal of derivative financial instruments for the years ended December 31, 2025 and 2024, are as follows:

	2025
(in thousands of Korean won)	Gain	Loss	Net
Interest rate	2,084,073,388	1,999,400,554	84,672,834
Currency	591,709,604	670,752,733	(79,043,129)
Stock	2,782,166,804	4,157,849,499	(1,375,682,695)
Credit	59,327,916	55,681,259	3,646,657
Commodity	134,684,934	112,210,345	22,474,589
Others	73,828,336	45,527,703	28,300,633

	5,725,790,982	7,041,422,093	(1,315,631,111)

	2024
(in thousands of Korean won)	Gain	Loss	Net
Interest rate	1,255,884,102	1,355,656,950	(99,772,848)
Currency	752,675,408	697,460,916	55,214,492
Stock	2,347,318,616	2,068,586,278	278,732,338
Credit	46,411,148	42,064,301	4,346,847
Commodity	63,666,021	57,086,321	6,579,700
Others	73,534,951	161,971,379	(88,436,428)

	4,539,490,246	4,382,826,145	156,664,101

The details of gain or loss on valuation and disposal of financial assets at FVOCI for the years ended December 31, 2025 and 2024, are as follows:

	2025
(in thousands of Korean won)	Gain	Loss	Net
Debt instruments	27,617,524	4,831,583	22,785,941

	27,617,524	4,831,583	22,785,941

	2024
(in thousands of Korean won)	Gain	Loss	Net
Debt instruments	13,207,427	717,576	12,489,851

	13,207,427	717,576	12,489,851

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

29. Interest Income and Interest Expense

The details of interest income for the years ended December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Interest on financial assets at FVTPL
Interest on debt instruments at FVTPL	670,653,926	681,520,108
Interest on loans at FVTPL	37,081,442	14,455,538
Interest on commercial papers	110,681,905	149,585,454

	818,417,273	845,561,100

Interest on financial assets at FVOCI and financial assets measured at amortised cost
Interest on loans measured at amortised cost	19,230,528	22,463,982
Interest on debt instruments at FVOCI	217,346,070	199,362,668
Interest on broker’s loans	279,844,192	259,639,549
Interest on loans	294,804,342	312,885,597
Interest on deposits with KSFC	36,351,403	32,054,407
Interest on certificates of deposit	854,168	3,234,932
Interest on deposits with financial institution	466,358	129,946
Interest on bonds purchased under resale agreements	43,788,732	53,913,386
Gains on transactions of certificates of deposits	62,968	1,922,735
Interest on deposits	42,517,336	37,066,255
Interest on other receivables	1,157,351	769,006
Others [1]	12,806,888	17,480,439

	949,230,336	940,922,902

	1,767,647,609	1,786,484,002

[1]	Interest on lease receivables of ¥ 594 million and ¥ 779 million for the year ended December 31, 2025 and 2024, respectively, are included.

The details of interest expense for the years ended December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Interest on borrowings	86,333,773	106,241,872
Fees for the proceeds from the sale of stocks loaned	264,455	441,330
Interest on customers’ deposits	67,790,894	57,338,824
Interest on bonds sold under repurchase agreements	260,275,600	305,570,078
Losses on transactions of certificates of deposit	7	2,243
Interest on call money	22,920,036	26,066,872
Interest on debentures	150,024,106	112,488,174
Interest on short-term note issued	467,353,331	486,374,722
Interest on asset-backed short-term bonds	55,795,922	71,317,993
Others [1]	21,830,211	13,349,087

	1,132,588,335	1,179,191,195

[1]	Interest on lease liabilities of ¥ 3,489 milliion and ¥ 4,292 million for the year ended December 31, 2025 and 2024, respectively, are included.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

30. Gain or Loss on Valuation and Disposal of Financial Assets measured at Amortised Costs

The detail of gain or loss on valuation and disposal of financial assets measured at amortised cost for the years ended December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Gain(loss) on valuation of financial assets measured at amortised cost
Reversal(provision) of allowance for credit losses of loans	(81,894,343)	(52,630,200)
Reversal(provision) of allowance for credit losses of deposits	(321,555)	(448,028)
Reversal(provision) of allowance for credit losses of other financial assets	(6,710,818)	(971,963)
Gain(loss) on disposal of financial assets measured at amortised cost
Gain(loss) on disposal of loans measured at amortised cost	(78,921,892)	1,670,968

	(167,848,608)	(52,379,223)

31. Gain or Loss on Foreign Currency Transactions

The details of gain on foreign currency transactions for the years ended December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Gain on foreign currency transactions	939,706,730	596,499,597
Gain on foreign exchange translation	257,826,579	406,750,477

	1,197,533,309	1,003,250,074

The details of loss on foreign currency transactions for the years ended December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Loss on foreign currency transactions	914,519,460	586,288,760
Loss on foreign exchange translation	187,238,292	268,970,626

	1,101,757,752	855,259,386

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

32. Other Operating Income and Other Operating Expenses

The details of other operating income for the years ended December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Dividend income	107,957,832	86,535,185
Distribution income	141,024,848	97,789,107
Reversal of provision for credit loss	1,605,359	4,014,930
Operating lease income	9,982,891	16,640,506
Others	7,936,992	11,256,044

	268,507,922	216,235,772

The details of other operating expenses for the years ended December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Provision for credit loss	4,774,780	16,722,464
Others	47,103,039	53,079,228

	51,877,819	69,801,692

33. Selling and Administrative Expenses

(a) The details of selling and administrative expenses for the years ended December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Labor Costs
Salaries	538,064,215	458,287,335
Post-employment benefits	33,483,517	27,426,636
Retirement bonus	2,662,080	15,802,956
Other long-term employee benefits	547,163	837,170
Employee benefits	103,170,487	102,637,110

	677,927,462	604,991,207

Other selling and administrative expenses
Employee benefits	11,605,573	11,576,466
Sales promotion expenses	1,667,169	1,560,973
Computer system operation expenses	76,588,814	71,664,539
Management expenses for rent	21,309,385	20,352,347
Commissions	26,896,701	31,943,754
Research and development	437,305	377,327
Advertising expenses	32,685,742	30,550,556
Depreciation	56,145,306	52,479,360
Training expenses	2,670,955	2,553,712
Amortization expenses of intangible assets	58,477,146	54,692,261
Taxes and dues	56,705,654	45,034,513
Consignment fees	2,021,940	5,139,077
Others	45,574,398	47,655,252

	392,786,088	375,580,137

	1,070,713,550	980,571,344

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(b) Stock Grant Agreement

KB Financial Group, the parent company, has entered into a stock-based compensation agreement (Stock Grant) with its executives and employees. KB Financial Group and the Group settle the expenses incurred pursuant to this agreement. The Group recognizes the compensation amount it incurs annually pursuant to the agreement as an expense, recognized as selling and administrative expenses.

The details of the share grants linked to long-term performance as at December 31, 2025, are as follows:

(In number of shares)	Grant date	Granted shares	Payable shares[1]	Vesting conditions
Series 1-1	2010-1-1	732	160	Service, vesting conditions : market 40%, non-market 60%
Series 1-8	2011-1-1	766	219	Service, vesting conditions : market 40%, non-market 60%
Series 1-10	2012-1-1	1,175	384	Service, vesting conditions : market 40%, non-market 60%
Series 1-11	2012-6-18	708	142	Service, vesting conditions : market 40%, non-market 60%
Series 1-13	2013-1-1	2,532	749	Service, vesting conditions : market 40%, non-market 60%
Series 1-19	2015-2-24	1,812	584	Service, vesting conditions : market 30%, non-market 70%
Series 1-21	2016-1-1	5,091	739	Service, vesting conditions : market 30%, non-market 70%
Series 1-22	2016-12-30	32,669	7,643	Service, vesting conditions : market 20%, non-market 80%
Series 1-24	2017-2-24	1,698	1,516	Service, vesting conditions : market 20%, non-market 80%
Series 1-26	2017-9-4	1,551	1,028	Service, vesting conditions : market 20%, non-market 80%
Series 1-28	2018-1-1	6,739	2,253	Service, vesting conditions : market 20%, non-market 80%
Series 1-30	2019-1-1	35,457	19,341	Service, vesting conditions : market 20%, non-market 80%
Series 1-31	2019-2-24	809	637	Service, vesting conditions : market 20%, non-market 80%
Series 1-32	2019-3-4	1,888	1,021	Service, vesting conditions : market 20%, non-market 80%
Series 1-33	2019-6-1	2,246	—	Service, vesting conditions : market 20%, non-market 80%
Series 1-34	2019-9-1	2,927	—	Service, vesting conditions : market 20%, non-market 80%
Series 1-35	2019-9-4	358	207	Service, vesting conditions : market 20%, non-market 80%
Series 1-36	2019-5-27	1,167	—	Service, vesting conditions : market 20%, non-market 80%
Series 1-37	2020-1-1	47,886	5,017	Service, vesting conditions : market 20%, non-market 80%
Series 1-38	2020-3-6	2,856	411	Service, vesting conditions : market 0%, non-market 100%
Series 1-39	2020-8-1	4,003	453	Service, vesting conditions : market 20%, non-market 80%
Series 1-40	2021-1-1	98,808	18,343	Service, vesting conditions : market 20%, non-market 80%
Series 1-40	2021-1-1	5,675	747	Service, vesting conditions : market 0%, non-market 100%
Series 1-41	2021-3-4	3,591	1,856	Service, vesting conditions : market 20%, non-market 80%
Series 1-42	2021-3-15	5,034	913	Service, vesting conditions : market 20%, non-market 80%

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

Series 1-43	2021-5-27	604	—	Service, vesting conditions : market 20%, non-market 80%
Series 1-44	2021-6-1	2,904	1,487	Service, vesting conditions : market 20%, non-market 80%
Series 1-45	2021-8-1	2,320	660	Service, vesting conditions : market 20%, non-market 80%
Series 1-46	2021-9-1	3,201	547	Service, vesting conditions : market 20%, non-market 80%
Series 1-47	2022-1-1	58,681	14,237	Service, vesting conditions : market 20%, non-market 80%
Series 1-48	2022-2-17	1,990	1,596	Service, vesting conditions : market 20%, non-market 80%
Series 1-49	2022-3-6	928	86	Service, vesting conditions : market 0%, non-market 100%
Series 1-50	2022-03-14	588	562	Service, vesting conditions : market 20%, non-market 80%
Series 1-51	2022-05-09	2,839	2,524	Service, vesting conditions : market 20%, non-market 80%
Series 1-52	2022-07-18	190	146	Service, vesting conditions : market 20%, non-market 80%
Series 1-53	2022-08-01	3,587	3,053	Service, vesting conditions : market 20%, non-market 80%
Series 1-54	2022-08-16	3,627	3,000	Service, vesting conditions : market 20%, non-market 80%
Series 1-55	2023-01-01	76,500	61,213	Service, vesting conditions : market 20%, non-market 80%
Series 1-55	2023-01-01	5,492	5,274	Service, vesting conditions : market 0%, non-market 100%
Series 1-56	2023-02-15	3,161	3,355	Service, vesting conditions : market 20%, non-market 80%
Series 1-57	2023-03-04	3,076	2,807	Service, vesting conditions : market 20%, non-market 80%
Series 1-58	2023-03-15	1,367	276	Service, vesting conditions : market 20%, non-market 80%
Series 1-59	2023-06-01	2,876	2,686	Service, vesting conditions : market 20%, non-market 80%
Series 1-60	2023-08-01	3,004	3,806	Service, vesting conditions : market 20%, non-market 80%
Series 1-61	2023-09-01	3,390	4,515	Service, vesting conditions : market 20%, non-market 80%
Series 1-62	2024-01-01	78,235	111,382	Service, vesting conditions : market 20%, non-market 80%
Series 1-63	2024-02-17	953	917	Service, vesting conditions : market 20%, non-market 80%
Series 1-64	2024-05-09	2,432	3,218	Service, vesting conditions : market 20%, non-market 80%
Series 1-65	2024-08-01	429	422	Service, vesting conditions : market 20%, non-market 80%
Series 1-66	2024-08-16	397	345	Service, vesting conditions : market 20%, non-market 80%
Series 1-67	2025-01-01	37,684	22,208	Service, vesting conditions : market 30%, non-market 70%
Series 1-67	2025-01-01	4,312	2,156	Service, vesting conditions : market 0%, non-market 100%
Series 1-68	2025-02-01	1,704	779	Service, vesting conditions : market 30%, non-market 70%
Series 1-69	2025-02-15	916	916	Service, vesting conditions : market 30%, non-market 70%
Series 1-70	2025-08-01	1,552	325	Service, vesting conditions : market 30%, non-market 70%
Series 1-71	2025-09-01	1,590	265	Service, vesting conditions : market 30%, non-market 70%

		578,707	319,126

[1]	The number of maximum payable shares per executive as at December 31, 2025.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

The details of share grants linked to short-term performance as at December 31, 2025, are as follows:

(In number of shares)	Grant date	Granted shares	Payable shares[1]	Vesting conditions[2]
Series 2-3	2016-1-1	5,454	1,241	Proportional to service period, vesting conditions satisfied
Series 2-4	2017-1-1	21,346	6,970	Proportional to service period, vesting conditions satisfied
Series 2-5	2018-1-1	30,248	13,842	Proportional to service period, vesting conditions satisfied
Series 2-6	2019-1-1	21,853	13,182	Proportional to service period, vesting conditions satisfied
Series 2-7	2020-1-1	28,507	14,535	Proportional to service period, vesting conditions satisfied
Series 2-8	2021-1-1	63,350	15,444	Proportional to service period, vesting conditions satisfied
Series 2-9	2022-1-1	51,393	27,367	Proportional to service period, vesting conditions satisfied
Series 2-10	2023-1-1	71,755	54,262	Proportional to service period, vesting conditions satisfied
Series 2-11	2024-1-1	28,221	28,103	Proportional to service period, vesting conditions satisfied
Series 2-12	2025-1-1	22,418	22,418	Proportional to service period, vesting conditions satisfied
Series 3-3	2016-1-1	15,036	3,498	Proportional to service period, vesting conditions satisfied
Series 3-4	2017-1-1	12,112	5,631	Proportional to service period, vesting conditions satisfied
Series 3-5	2018-1-1	10,352	6,351	Proportional to service period, vesting conditions satisfied
Series 3-6	2019-1-1	18,194	11,852	Proportional to service period, vesting conditions satisfied
Series 3-7	2020-1-1	18,711	13,222	Proportional to service period, vesting conditions satisfied
Series 3-8	2021-1-1	89,386	23,467	Proportional to service period, vesting conditions satisfied
Series 3-9	2022-1-1	66,060	22,075	Proportional to service period, vesting conditions satisfied
Series 3-10	2023-1-1	76,048	52,628	Proportional to service period, vesting conditions satisfied
Series 3-11	2024-1-1	59,589	59,491	Proportional to service period, vesting conditions satisfied
Series 4-1	2017-12-31	23,667	21,865	Proportional to service period, vesting conditions satisfied
Series 4-2	2019-12-31	2,330	793	Proportional to service period, vesting conditions satisfied
Series 4-3	2020-12-31	10,649	1,396	Proportional to service period, vesting conditions satisfied
Series 4-4	2021-12-31	223,942	5,311	Proportional to service period, vesting conditions satisfied
Series 4-5	2022-12-31	205,947	60,248	Proportional to service period, vesting conditions satisfied
Series 4-6	2023-12-31	266,894	168,292	Proportional to service period, vesting conditions satisfied
Series 4-7	2024-12-31	247,951	238,014	Proportional to service period, vesting conditions satisfied

		1,691,413	891,498

[1]	The number of maximum payable shares per executive as at December 31, 2025.
[2]	Number of vested shares is determined by performance and paid for a deferred payment schedule over 3 to 5 years.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

Share grants are measured at fair value using the Monte Carlo Simulation Model and assumptions used in determining the fair value as at December 31, 2025, are as follows:

(In Korean won)	Risk free rate (%)	Fair value (Market performance condition)	Fair value (Non-market performance condition)
Series 1-1	2,556	—	125,944~125,944
Series 1-8	2,556	—	125,944~125,944
Series 1-10	2,556	—	125,944~125,944
Series 1-11	2,556	—	47,631~47,631
Series 1-13	2,556	—	47,631~125,944
Series 1-19	2,556	—	45,096~47,631
Series 1-21	2,556	—	45,096~125,944
Series 1-22	2,556	—	45,096~125,944
Series 1-24	2,556	—	45,096~56,379
Series 1-26	2,556	—	45,096~56,379
Series 1-28	2,556	—	45,096~125,944
Series 1-30	2,556	—	50,973~125,944
Series 1-31	2,556	—	45,096~56,379
Series 1-32	2,556	—	115,556~125,944
Series 1-35	2,556	—	45,096~56,379
Series 1-37	2,556	—	111,412~125,944
Series 1-38	2,556	—	125,944~125,944
Series 1-39	2,556	—	125,944~125,944
Series 1-40	2,556	—	107,266~125,944
Series 1-41	2,556	—	115,556~125,944
Series 1-42	2,556	—	120,094~125,944
Series 1-44	2,556	—	115,556~125,944
Series 1-45	2,556	—	120,094~125,944
Series 1-46	2,556	—	120,094~125,944
Series 1-47	2,556	—	111,412~125,944
Series 1-48	2,556	—	115,556~125,944
Series 1-49	2,556	—	125,944~125,944
Series 1-50	2,556	—	115,556~125,944
Series 1-51	2,556	—	115,556~125,944
Series 1-52	2,556	—	115,556~125,944
Series 1-53	2,556	—	115,556~125,944
Series 1-54	2,556	—	115,556~125,944
Series 1-55	2,556	—	107,266~125,944
Series 1-56	2,556	—	111,412~120,094
Series 1-57	2,556	—	115,556~125,944
Series 1-58	2,556	—	120,094~125,944
Series 1-59	2,556	—	115,556~125,944
Series 1-60	2,556	—	111,412~120,094
Series 1-61	2,556	—	111,412~120,094
Series 1-62	2,556	87,156~125,944	115,556~125,944
Series 1-63	2,556	72,231~87,156	72,231~79,280
Series 1-64	2,556	107,266~120,094	107,266~115,556
Series 1-65	2,556	87,156~125,944	115,556~125,944
Series 1-66	2,556	87,156~125,944	115,556~125,944
Series 1-67	2,556	74,382~115,478	107,266~120,094
Series 1-68	2,556	92,562~103,527	103,317~111,412
Series 1-69	2,556	105,128~118,841	111,412~120,094
Series 1-70	2,556	103,059~115,267	103,317~111,412
Series 1-71	2,556	103,317~115,556	103,317~111,412
Series 2-3	2,556	—	47,631~125,944
Series 2-4	2,556	—	45,096~125,944
Series 2-5	2,556	—	45,096~125,944
Series 2-6	2,556	—	45,096~125,944
Series 2-7	2,556	—	50,973~125,944
Series 2-8	2,556	—	111,412~125,944
Series 2-9	2,556	—	52,755~125,944

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(In Korean won)	Risk free rate (%)	Fair value (Market performance condition)	Fair value (Non-market performance condition)
Series 2-10	2,556	—	107,266~125,944
Series 2-11	2,556	—	107,266~125,944
Series 2-12	2,556	—	103,317~120,094
Series 3-3	2,556	—	47,631~125,944
Series 3-4	2,556	—	45,096~125,944
Series 3-5	2,556	—	45,096~125,944
Series 3-6	2,556	—	45,096~125,944
Series 3-7	2,556	—	50,973~125,944
Series 3-8	2,556	—	111,412~125,944
Series 3-9	2,556	—	111,412~125,944
Series 3-10	2,556	—	107,266~125,944
Series 3-11	2,556	—	107,266~125,944
Series 4-1	2,556	—	45,096~56,379
Series 4-2	2,556	—	50,973~50,973
Series 4-3	2,556	—	50,973~50,973
Series 4-4	2,556	—	50,973~87,156
Series 4-5	2,556	—	52,755~125,944
Series 4-6	2,556	—	87,156~125,944
Series 4-7	2,556	—	115,556~125,944

The Group used the volatility of the stock price over the previous year as the expected volatility and used the dividend yield as the arithmetic mean of the dividend rate of one year before, two years before, and three years before the base year, in order to calculate fair value. Fair value is calculated based on risk free interest rate of 1 year-KTB rate.

In relation to the above share-based arrangements, the compensation cost amounting to ~~W~~ 128,745,275 thousand and ~~W~~ 92,491,618 thousand is recorded as accrued expenses to KB Financial Group Inc. as at December 31, 2025 and 2024, respectively.

34. Non-operating Income and Non-operating Expenses

The details of non-operating income for the years ended December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Gain on disposal of property and equipment	18,746,946	2,397
Gain on disposal of investment properties	1,017,941	—
Gain on disposal of intangible assets	171,865	3,922,610
Reversal of impairment loss on intangible assets	393,000	1,019,296
Rent	7,205,543	7,299,613
Gain related to investments in associates	36,499,424	20,361,271
Others	48,907,737	47,347,733

	112,942,456	79,952,920

The details of non-operating expenses for the years ended December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Loss on disposal of property and equipment	12,477	245,419
Depreciation of investment properties	558,673	533,251
Impairment loss on investment properties	21,418,501	—
Impairment loss on intangible assets	265,526	1,105,841
Donation	6,831,261	7,327,168
Loss related to investments in subsidiaries and associates	40,410,129	51,857,988
Others	48,125,180	51,036,717

	117,621,747	112,106,384

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

35. Tax Expense and Deferred Tax

The details of income tax expense for the years ended December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Current tax
Current tax on profits for the year	47,823,561	275,696,796
Adjustments in respect of prior years	4,405,296	(763,297)
Deferred tax
Origination and reversal of temporary differences	183,301,420	(113,145,045)
Tax recognized directly in equity
Gain or loss on valuation for financial assets at FVOCI	(17,744,850)	(2,158,539)
Shares of other comprehensive income of associates	(381,044)	(2,375,992)
Gain on revaluation of property and equipment	597,663	—
Remeasurements of net defined benefit liabilities	2,360,537	1,702,285
Foreign operations translation	(44,307)	2,485,191
Hedge of net investments in foreign operations	(1,498,693)	7,772,865
Changes on the fair value of financial liabilities designated at FVTPL due to the change of credit risk	1,580,077	1,978,179
Tax effect derived from group’s income tax system	4,106,633	(12,920,250)

Income tax expense	224,506,293	158,272,193

Reconciliations of profit before tax and tax expense for the years ended December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Profit before tax (A)	906,891,711	748,633,013

Tax based on statutory rate	229,057,412	187,277,115
Adjustments
Non-deductible expense	4,844,479	5,532,864
Non-taxable income	(11,233,085)	(13,325,036)
Changes in deferred tax assets (liabilities) that have not been recognized	(4,549,456)	(25,982,120)
Effect from tax reduction and credit	(1,618,595)	(1,379,761)
Adjustment in respect of prior years	4,405,297	(763,296)
Tax effect from group’s income tax system	4,106,633	(12,920,250)
Changes in tax rate	275,898	—
Others	(782,290)	19,832,677

Tax expense (B)	224,506,293	158,272,193

Effective tax rate (B/A)	24.76%	21.14%

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

The changes in deferred tax assets (liabilities) for the years ended December 31, 2025 and 2024, are as follows:

	2025
(in thousands of Korean won)	Beginning balance	Profit (loss) for the year	Other comprehensive income	Ending balance
Provision for impairment	161,330	6,722	—	168,052
Commissions income	5,481,022	1,584,077	—	7,065,099
Financial assets at FVOCI	(108,200,232)	6,572,033	(17,744,850)	(119,373,049)
Defined benefit obligation	20,819,120	(361,935)	2,360,537	22,817,722
Other long-term employee benefits	1,912,495	(97,423)	—	1,815,072
Financial assets at FVTPL	56,750,938	(376,414,896)	—	(319,663,958)
Financial liabilities at FVTPL	(94,808,622)	152,845,998	1,580,077	59,617,453
Accrued expenses	84,761,464	22,248,030	—	107,009,494
Dividends (specific overseas company)	10,378,007	1,290,069	—	11,668,076
Accrued income	(46,431,479)	(10,515,424)	—	(56,946,903)
Property and equipment	(21,955,075)	11,649	597,663	(21,345,763)
Provisions for asset retirement obligation	2,438,563	93,322	—	2,531,885
Investments in associates and subsidiaries	(6,261,190)	7,382,301	—	1,121,111
Derivatives	96,628,841	61,258,035	—	157,886,876
Loans	1,340,363	166,200	—	1,506,563
Intangible assets	(21,107,281)	(178,045)	—	(21,285,326)
Plan assets	(2,896,563)	610,804	—	(2,285,759)
Advance depreciation provision	(2,401,725)	(100,072)	—	(2,501,797)
Interest related to loan for construction	(51,184)	1,745	—	(49,439)
Others	88,324,462	(23,732,404)	—	64,592,058

Subtotal	64,883,254	(157,329,214)	(13,206,573)	(105,652,533)
Deficit carryforward arising from the current year	—	—	—	—
Subtotal of deferred tax assets (liabilities) of the Parent Company	64,883,254	(157,329,214)	(13,206,573)	(105,652,533)

Unrecognized deferred tax assets (liabilities) of the Parent Company	(17,055,278)	1,963,622	—	(15,091,656)

Deferred tax assets (liabilities) of the Parent Company, net [1]	81,938,532	(159,292,836)	(13,206,573)	(90,560,877)
Deferred tax assets of subsidiaries	643,543	385,130	—	1,028,673
Deferred tax liabilities of subsidiaries	(929,584)	24,012	—	(905,572)
Changes in deferred tax assets due to adjustment of consolidation	19,578,635	(9,287,107)	(1,924,045)	8,367,483

Deferred tax assets of the Group	101,231,126	(100,202,453)	—	1,028,673

Deferred tax liabilities of the Group	—	(67,968,348)	(15,130,618)	(83,098,966)

[1]	The income tax rates used in computing deferred tax assets (liabilities) are the expected average tax rate, applicable to the forecasted period when the temporary differences are reversed.

	2024
(in thousands of Korean won)	Beginning balance	Profit (loss) for the year	Other comprehensive income	Ending balance
Provision for impairment	136,402	24,928	—	161,330
Commissions income	9,136,660	(3,655,638)	—	5,481,022
Financial assets at FVOCI	(105,219,053)	(822,640)	(2,158,539)	(108,200,232)
Defined benefit obligation	19,780,819	(663,984)	1,702,285	20,819,120
Other long-term employee benefits	1,867,887	44,608	—	1,912,495
Financial assets at FVTPL	35,908,444	20,842,494	—	56,750,938
Financial liabilities at FVTPL	(237,598,072)	140,811,271	1,978,179	(94,808,622)
Accrued expenses	69,216,464	15,545,000	—	84,761,464
Dividends (specific overseas company)	9,278,179	1,099,828	—	10,378,007
Accrued income	(34,529,235)	(11,902,244)	—	(46,431,479)
Property and equipment	(21,955,416)	341	—	(21,955,075)

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

Provisions for asset retirement obligation	2,391,555	47,008	—	2,438,563
Investments in associates and subsidiaries	(2,477,419)	(3,783,771)	—	(6,261,190)
Derivatives	154,172,948	(57,544,107)	—	96,628,841
Loans	1,506,318	(165,955)	—	1,340,363
Intangible assets	(20,852,423)	(254,858)	—	(21,107,281)
Plan assets	(3,503,491)	606,928	—	(2,896,563)
Advance depreciation provision	(2,401,725)	—	—	(2,401,725)
Interest related to loan for construction	(54,907)	3,723	—	(51,184)
Others	95,439,313	(7,114,851)	—	88,324,462

Subtotal	(29,756,752)	93,118,081	1,521,925	64,883,254
Deficit carryforward arising from the current year	—	—	—	—
Subtotal of deferred tax assets (liabilities) of the Parent Company	(29,756,752)	93,118,081	1,521,925	64,883,254

Unrecognized deferred tax assets (liabilities) of the Parent Company	(12,365,920)	(4,689,358)	—	(17,055,278)

Deferred tax assets (liabilities) of the Parent Company, net [1]	(17,390,832)	97,807,439	1,521,925	81,938,532
Deferred tax assets of subsidiaries	1,023,220	(379,677)	—	643,543
Deferred tax liabilities of subsidiaries	(810,550)	(119,034)	—	(929,584)
Changes in deferred tax assets due to adjustment of consolidation	6,287,460	5,409,109	7,882,066	19,578,635

Deferred tax assets of the Group	1,023,220	100,207,906	—	101,231,126

Deferred tax liabilities of the Group	(11,913,922)	2,509,931	9,403,991	—

[1]	The income tax rates used in computing deferred tax assets (liabilities) are the expected average tax rate, applicable to the forecasted period when the temporary differences are reversed.

Temporary differences which were not recognized due to uncertainty of their realization as at December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Taxable temporary difference
Investments in subsidiaries	263,562,468	252,602,567
Intangible assets	58,888,990	58,888,990
Others	445,550	445,550

	322,897,008	311,937,107

Deductible temporary difference
Commission	9,704,616	9,239,637
Dividends	27,650,075	24,531,338
Investments in subsidiaries	38,245,921	37,911,226
Others	2,705,305	2,705,305

	78,305,917	74,387,506

	244,591,091	237,549,601

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

Details of income taxes that are charged or credited directly to equity for the years ended December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Recognized in other comprehensive income
Gain or loss on valuation for financial assets at FVOCI	(20,300,855)	(3,668,101)
Shares of other comprehensive income of associates	(381,044)	(2,375,992)
Gains on revaluation of property and equipment	597,663	—
Remeasurements of net defined benefit liabilities	2,360,537	1,702,285
Foreign operations translation	(44,307)	2,485,191
Hedge of net investments in foreign operations	(1,498,693)	7,772,865
Changes on the fair value of financial liabilities designated at FVTPL due to the change of credit risk	1,580,077	1,978,179
Reclassified to profit or loss
Gain or loss on valuation for financial assets at FVOCI	2,556,004	1,509,563

	(15,130,618)	9,403,990

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

36. Carrying Amounts of Financial Instruments by Category

Financial assets and liabilities are measured at fair value or amortised cost. Measurement policies for each category of financial assets and financial liabilities are disclosed in Note 2, ‘Material accounting policies’.

The carrying amounts of financial assets and liabilities by category as at December 31, 2025 and 2024, are as follows:

	2025
(in thousands of Korean won)	Financial asset measured at fair value through profit or loss	Financial asset measured at amortised cost	Financial asset measured at fair value through other comprehensive income	Totals
Financial Assets
Cash and deposits	—	4,106,569,157	—	4,106,569,157
Financial assets at FVTPL	42,787,453,811	—	—	42,787,453,811
Derivative financial assets	1,614,613,117	—	—	1,614,613,117
Equity instruments at FVOCI	—	—	1,502,109,926	1,502,109,926
Debt instruments at FVOCI	—	—	7,961,634,491	7,961,634,491
Loans measured at amortised cost	—	10,648,276,535	—	10,648,276,535
Other financial assets	—	6,323,965,381	—	6,323,965,381

	44,402,066,928	21,078,811,073	9,463,744,417	74,944,622,418

	2025
(in thousands of Korean won)	Financial liabilities measured at fair value through profit or loss	Financial liabilities designated at fair value through profit or loss	Financial liabilities measured at amortised cost	Derivative liabilities (hedging)	Totals
Financial Liabilities
Financial liabilities at FVTPL	2,910,712,724	—	—	—	2,910,712,724
Financial liabilities designated at FVTPL	—	7,996,513,415	—	—	7,996,513,415
Derivative financial liabilities	2,085,411,738	—	—	2,911,200	2,088,322,938
Deposit liabilities	—	—	12,110,773,883	—	12,110,773,883
Borrowings	—	—	37,823,437,013	—	37,823,437,013
Other financial liabilities	—	—	5,861,140,106	—	5,861,140,106

	4,996,124,462	7,996,513,415	55,795,351,002	2,911,200	68,790,900,079

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

	2024
(in thousands of Korean won)	Financial asset measured at fair value through profit or loss	Financial asset measured at amortised cost	Financial asset measured at fair value through other comprehensive income	Totals
Financial Assets
Cash and deposits	—	3,322,504,801	—	3,322,504,801
Financial assets at FVTPL	37,098,018,781	—	—	37,098,018,781
Derivative financial assets	1,394,203,701	—	—	1,394,203,701
Equity instruments at FVOCI	—	—	1,356,768,478	1,356,768,478
Debt instruments at FVOCI	—	—	5,128,522,928	5,128,522,928
Loans measured at amortised cost	—	10,605,842,882	—	10,605,842,882
Other financial assets	—	2,813,756,957	—	2,813,756,957

	38,492,222,482	16,742,104,640	6,485,291,406	61,719,618,528

	2024
(in thousands of Korean won)	Financial liabilities measured at fair value through profit or loss	Financial liabilities designated at fair value through profit or loss	Financial liabilities measured at amortised cost	Derivative liabilities (hedging)	Totals
Financial Liabilities
Financial liabilities at FVTPL	2,558,520,223	—	—	—	2,558,520,223
Financial liabilities designated at FVTPL	—	8,010,047,059	—	—	8,010,047,059
Derivative financial liabilities	1,919,915,454	—	—	4,309,200	1,924,224,654
Deposit liabilities	—	—	7,725,858,827	—	7,725,858,827
Borrowings	—	—	33,454,601,384	—	33,454,601,384
Other financial liabilities	—	—	2,210,452,579	—	2,210,452,579

	4,478,435,677	8,010,047,059	43,390,912,790	4,309,200	55,883,704,726

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

37. Financial Instruments

37.1 Fair Value of Financial Instruments by Class

Fair values of financial assets and financial liabilities as at December 31, 2025 and 2024, are as follows:

	2025		2024
(in thousands of Korean won)	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and deposits [2]	4,106,569,157	4,106,569,157	3,322,504,801	3,322,504,801
Financial assets at FVTPL [1]	42,787,453,811	42,787,453,811	37,098,018,781	37,098,018,781
Derivative financial assets [1]	1,614,613,117	1,614,613,117	1,394,203,701	1,394,203,701
Financial assets at FVOCI	9,463,744,417	9,463,744,417	6,485,291,406	6,485,291,406
Loans measured at amortised cost	10,648,276,535	10,644,089,728	10,605,842,882	10,617,262,736
Other financial assets[2]	6,323,965,381	6,323,965,381	2,813,756,957	2,813,756,957

	74,944,622,418	74,940,435,611	61,719,618,528	61,731,038,382

[1]	Deferred transaction gain or losses are adjusted in the carrying amount.
[2]

The fair value of cash and deposits, other financial assets, deposit liabilities and other financial liabilities with short maturity dates or uncertain maturity dates is presented at their book amounts.

	2025		2024
(in thousands of Korean won)	Carrying amount	Fair value	Carrying amount	Fair value
Financial liabilities
Deposit liabilities [2]	12,110,773,883	12,110,773,883	7,725,858,827	7,725,858,827
Financial liabilities at FVTPL	2,910,712,724	2,910,712,724	2,558,520,223	2,558,520,223
Financial liabilities designated at FVTPL[1]	7,996,513,415	7,996,513,415	8,010,047,059	8,010,047,059
Derivative financial liabilities[1]	2,088,322,938	2,088,322,938	1,924,224,654	1,924,224,654
Borrowings	37,823,437,013	37,824,623,316	33,454,601,384	33,477,622,455
Other financial liabilities[2]	5,861,140,106	5,861,140,106	2,210,452,579	2,210,452,579

	68,790,900,079	68,792,086,382	55,883,704,726	55,906,725,797

[1]	Deferred transaction gain or losses are adjusted in the carrying amount.
[2]

The fair value of cash and deposits, other financial assets, deposit liabilities and other financial liabilities with short maturity dates or uncertain maturity dates is presented at their book amounts.

Fair value is the price that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. For each class of financial assets and financial liabilities, the Group discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

37.2 Fair Value Hierarchy

Financial instruments measured at fair value are categorized within the fair value hierarchy, and the defined levels are as follows:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2	Fair value using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, prices) or indirectly (that is, derived from prices)

Level 3	Fair value using inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs)

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

The inputs used to measure the fair value of an asset or a liability might be categorized within different levels of the fair value hierarchy. In those cases, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The observable input is generally used to the fair value measurement. However, if an observable input requires an adjustment using an unobservable input and that adjustment results in a significantly higher or lower fair value measurement, the resulting measurement would be categorized within Level 3 of the fair value hierarchy.

(a)	Fair value hierarchy of financial instruments measured at fair value

The fair value hierarchy of financial assets and liabilities measured at fair value as at December 31, 2025 and 2024, are as follows:

	2025
(in thousands of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets at FVTPL – debt instruments [1]	8,237,651,395	25,584,247,608	3,571,635,320	37,393,534,323
Financial assets at FVTPL - equity instruments	3,949,515,695	221,251,741	262,761,622	4,433,529,058
Financial assets at FVTPL - loans	—	—	960,390,430	960,390,430
Derivative financial assets[1]	167,257,951	1,235,559,087	211,796,079	1,614,613,117
Financial assets at FVOCI	422,194,342	8,520,489,732	521,060,343	9,463,744,417

	12,776,619,383	35,561,548,168	5,527,643,794	53,865,811,345

Financial liabilities
Financial liabilities at FVTPL	2,910,712,724	—	—	2,910,712,724
Financial liabilities designated at FVTPL[1]	507,899,785	1,391,155,566	6,097,458,064	7,996,513,415
Derivative financial liabilities[1]	129,319,840	1,538,119,632	420,883,466	2,088,322,938

	3,547,932,349	2,929,275,198	6,518,341,530	12,995,549,077

[1]	Deferred transaction gain or losses are adjusted in the carrying amount.

	2024
(in thousands of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets at FVTPL – debt instruments [1]	7,516,138,758	23,854,828,909	2,831,841,789	34,202,809,456
Financial assets at FVTPL - equity instruments	1,476,635,311	209,125,333	271,825,317	1,957,585,961
Financial assets at FVTPL - loans	—	—	937,623,364	937,623,364
Derivative financial assets[1]	17,271,119	1,126,405,562	250,527,020	1,394,203,701
Financial assets at FVOCI	123,148,567	5,937,790,330	424,352,509	6,485,291,406

	9,133,193,755	31,128,150,134	4,716,169,999	44,977,513,888

Financial liabilities
Financial liabilities at FVTPL	2,558,520,223	—	—	2,558,520,223
Financial liabilities designated at FVTPL[1]	300,489,734	1,529,491,945	6,180,065,380	8,010,047,059
Derivative financial liabilities[1]	180,111,464	1,150,851,062	593,262,128	1,924,224,654

	3,039,121,421	2,680,343,007	6,773,327,508	12,492,791,936

[1]	Deferred transaction gain or losses are adjusted in the carrying amount.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

37.3 Valuation techniques and inputs classified by Level 2

The details of the valuation techniques and inputs classified by Level 2 as at December 31, 2025 and 2024 are as follows:

(in thousands of Korean won)	2025	Valuation techniques	Inputs
Financial assets at FVTPL	25,805,499,349	DCF Model, Closed form formula, Monte Carlo model, Black Scholes model, Hull and White Model and others	Price of underlying asset, interest rate, dividend rate, volatility, discount rate and others
Derivative financial assets(trading)	1,235,559,087	DCF Model, Closed form formula, Monte Carlo model, Black Scholes model, Hull and White Model, Option Pricing model and others	Interest rate, price of underlying asset, exchange rate, credit spread, discount rate, volatility and others
Financial assets at FVOCI	8,520,489,732	DCF Model	Discount rate, Interest rate and others

	35,561,548,168

Financial liabilities designated at FVTPL	1,391,155,566	DCF Model, Closed form formula, Monte Carlo model, Black Scholes model, Hull and White Mode and others	Price of underlying asset, interest rate, dividend rate, volatility, discount rate
Derivative financial liabilities(trading)	1,535,208,432	DCF Model, Closed form formula, Monte Carlo model, Black Scholes model, Hull and White Model, Option Pricing model and others	Interest rate, price of underlying asset, exchange rate, credit spread, discount rate, volatility
Derivative financial liabilities(hedging)	2,911,200	DCF Model	Discount rate, exchange rate and others

	2,929,275,198

(in thousands of Korean won)	2024	Valuation techniques	Inputs
Financial assets at FVTPL	24,063,954,242	DCF Model, Closed form formula, Monte Carlo model, Black Scholes model, Hull and White Model, Net asset value and others	Price of underlying asset, interest rate, dividend rate, volatility, discount rate and others
Derivative financial assets(trading)	1,126,405,562	DCF Model, Closed form formula, Monte Carlo model, Black Scholes model, Hull and White Model, Net asset value and others	Interest rate, price of underlying asset, exchange rate, credit spread, discount rate, volatility and others
Financial assets at FVOCI	5,937,790,330	DCF Model	Discount rate, Interest rate and others

	31,128,150,134

Financial liabilities designated at FVTPL	1,529,491,945	DCF Model, Closed form formula, Monte Carlo model, Black Scholes model, Hull and White Model, Net asset value and others	Price of underlying asset, interest rate, dividend rate, volatility, discount rate

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

Derivative financial liabilities(trading)	1,146,541,862	DCF Model, Closed form formula, Monte Carlo model, Black Scholes model, Hull and White Model, Net asset value and others	Interest rate, price of underlying asset, exchange rate, credit spread, discount rate, volatility
Derivative financial liabilities(hedging)	4,309,200	DCF Model	Discount rate, exchange rate and others

	2,680,343,007

37.4 Level 3 of the Fair Value Hierarchy Disclosure

(a)	Valuation Process for Fair Value Measurements Categorized Within Level 3 of the Fair Value Hierarchy

The fair value of financial instruments classified as Level 3 is determined by external valuation or self-valuation of the Group. Unobservable inputs are produced by the external appraiser or internal valuation system and the Group reviews the adequacy of the inputs. The Risk Management Council reviews the adequacy of the assessment methodology and valuation method of external appraiser and the internal valuation. The agenda of the Risk Management Council is being reported or approved by the Risk Committee.

(b)	Changes in Fair Value Measurements Categories of the Fair Value hierarchy

The changes in financial instruments with Level 3 fair value for the years ended December 31, 2025 and 2024, are as follows:

	2025
(in thousands of Korean won)	Financial assets at FVTPL	Financial assets at FVOCI	Net derivatives	Financial liabilities designated at FVTPL
Beginning balance	4,041,290,469	424,352,508	(342,735,108)	(6,180,065,380)
Total gains or losses
Profit or loss	198,695,351	—	26,794,883	(398,176,409)
Other comprehensive income	—	96,279,136	—	(2,870,980)
Purchases	4,943,868,057	—	11,160	—
Sales	(4,395,018,375)	428,699	(2,931)	—
Issues	—	—	(6,709,605)	(4,575,977,509)
Settlements	—	—	117,963,852	5,059,632,214
Transfer within levels [1]	5,951,870	—	(4,409,636)	—

Ending balance	4,794,787,372	521,060,343	(209,087,385)	(6,097,458,064)

[1]	Transfer within levels occurred due to the change in the availability of observable market data on the financial instruments.

	2024
(in thousands of Korean won)	Financial assets at FVTPL	Financial assets at FVOCI	Net derivatives	Financial liabilities designated at FVTPL
Beginning balance	3,324,114,863	435,887,600	(663,925,237)	(7,037,370,505)
Total gains or losses
Profit or loss	25,833,132	—	(254,234,941)	(266,914,729)
Other comprehensive income	—	(11,946,500)	—	(10,815,593)

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

Purchases	2,746,821,655		3,907,013	—
Sales	(2,056,851,294)	411,409	(5,253,440)	—
Issues	—	—	(2,960,406)	(4,200,663,614)
Settlements	—	—	579,731,903	5,335,699,061
Transfer within levels [1]	1,372,114	—	—	—

Ending balance	4,041,290,470	424,352,509	(342,735,108)	(6,180,065,380)

[1]	Transfer within levels occurred due to the change in the availability of observable market data on the financial instruments.

In relation to changes in Level 3 fair value, total gains or losses related to the asset and liabilities held at the reporting date are included in the statements of comprehensive income for the years ended December 31, 2025 and 2024, are as follows:

	2025
(in thousands of Korean won)	Financial assets at FVTPL	Financial assets at FVOCI	Net derivatives	Financial liabilities designated at FVTPL
Profit or loss
Gain or loss on valuation of financial instruments[1]	113,867,583	—	115,017,628	(165,004,897)
Other comprehensive income
Gain or loss on valuation of financial assets at FVOCI[2]	—	96,279,136	—	—
Changes in fair value of financial liabilities at FVTPL due to the change of credit risk[2]	—	—	—	(2,734,778)

	113,867,583	96,279,136	115,017,628	(167,739,675)

[1]	Included in gain or loss on valuation and disposal of financial instruments on the statements of Profit or Loss.
[2]	Included in other comprehensive income on the statements of comprehensive income.

	2024
(in thousands of Korean won)	Financial assets at FVTPL	Financial assets at FVOCI	Net derivatives	Financial liabilities designated at FVTPL
Profit or loss
Gain or loss on valuation of financial instruments[1]	(22,868,020)	—	(136,256,576)	(39,526,996)
Other comprehensive income
Gain or loss on valuation of financial assets at FVOCI[2]	—	(11,946,500)	—	—
Changes in fair value of financial liabilities at FVTPL due to the change of credit risk[2]	—	—	—	(9,524,866)

	(22,868,020)	(11,946,500)	(136,256,576)	(49,051,862)

[1]	Included in gain or loss on valuation and disposal of financial instruments on the statements of Profit or Loss.
[2]	Included in other comprehensive income on the statements of comprehensive income.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(c)	Valuation techniques and the Inputs classified by Level 3

Valuation techniques and inputs for level 3 financial instruments are as follows:

	2025
(in thousands of Korean won)	Type	Fair value	Valuation techniques	Inputs	Unobservable input	Range	Relevance
Financial assets at FVTPL	Equity-linked securities	80,970,708	DCF model, Closed Form, FDM, Monte Carlo	Price of underlying asset, interest rate, discount rate,	Underlying asset volatility	0.01 ~ 0.29	Proportional
					Correlation	-0.36 ~ 0.00	Proportional
	Other derivative linked securities	864,396,238	Simulation, Hull and White,	dividend ratio, volatility of	Underlying asset volatility	0.01 ~ 0.23	Proportional
			Black-Scholes Model, Binomial Tree	underlying assets, correlation of	Correlation	-0.12 ~ 1.00	Proportional
	Other OTC derivative linked contract	136,170,152	model, Net asset value, etc.	underlying assets, volatility of interest rate, probability of default	Underlying asset volatility	0.01 ~ 0.29	Proportional
					Correlation	-0.58 ~ 0.71	Proportional
	Debt instruments	2,490,098,222			Underlying asset volatility	0.13 ~ 0.54	Proportional
	Equity instruments	262,761,622			Underlying asset volatility	0.24 ~ 0.36	Proportional
					Discount rate	0.05 ~ 0.13	Inversely proportional
	Loans	960,390,430			Discount rate	0.05 ~ 0.06	Inversely proportional
Derivative financial assets (trading)	[1]	211,796,079			Underlying asset volatility	0.01 ~ 0.59	Proportional
					Correlation	-0.58 ~ 1.00	Proportional
Financial assets at FVOCI	Equity instruments	521,060,344	DCF model, Risk-adjusted discount rate model, IMV model and others	, Interest rate, dividend ratio, growth rate, discount rate	Growth rate	0.01	Proportional
					Discount rate	0.10 ~ 0.13	Inversely proportional

		5,527,643,795

Financial liabilities designated at FVTPL	Equity-linked securities sold	3,762,969,489	DCF model, Closed Form, FDM, Monte Carlo	Price of underlying asset, interest rate, discount rate,	Underlying asset volatility	0.01 ~ 0.60	Proportional
					Correlation	-0.58 ~ 0.74	Proportional
	Derivatives linked securities sold	2,284,423,388	Simulation, Hull and White, Black-Scholes Model, Binomial Tree	dividend ratio, volatility of underlying assets, correlation of	Underlying asset volatility	0.01 ~ 0.23	Proportional
					Correlation	-0.25 ~ 1.00	Proportional
	Other OTC derivatives linked contract sold	50,065,186	model, Net asset value, etc.	underlying assets, volatility of interest rate,	Underlying asset volatility	0.22 ~ 0.57	Proportional
					Correlation	-0.58 ~ 0.74	Proportional
Derivative financial liabilities (trading)	[1]	420,883,465		probability of default	Underlying asset volatility	0.01 ~ 0.60	Proportional
					Correlation	-0.58 ~ 1.00	Proportional

		6,518,341,528

[1]	Derivatives which derive their value from interest rate, stock price, foreign exchange rate, commodity price, credit rate and others are included.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

	2024
(in thousands of Korean won)	Type	Fair value	Valuation techniques	Inputs	Unobservable input	Range	Relevance
Financial assets at FVTPL	Equity-linked securities	10,897,742	DCF model, Closed Form, FDM, Monte Carlo	Price of underlying asset, interest rate,	Underlying asset volatility	0.26 ~ 0.36	Proportional
					Correlation	0.56 ~ 0.75	Proportional
	Other derivative linked securities	613,969,159	Simulation, Hull and White,	discount rate, dividend ratio,	Underlying asset volatility	0.01 ~ 0.23	Proportional
	Other OTC derivative linked contract	54,268,972	Black-Scholes Model, Binomial Tree model, Net asset value, etc.	volatility of underlying assets, correlation of underlying assets,	Correlation Underlying asset volatility	-0.12 ~ 1.00 0.14 ~ 0.29	Proportional Proportional
	Debt instruments	2,152,705,915		volatility of interest rate, probability of default	Correlation Underlying asset volatility	-0.58 ~ 0.72 0.18 ~ 0.37	Proportional Proportional
	Equity instruments	271,825,317			Underlying asset volatility	0.30 ~ 0.33	Proportional
					Discount rate	0.06 ~ 0.15	Inversely proportional
	Loans	937,623,364			Probability of default	—	Inversely proportional
Derivative financial assets (trading)	[1]	250,527,020			Underlying asset volatility	0.01 ~ 0.65	Proportional
					Correlation	-0.58 ~ 1.00	Proportional
Financial assets at FVOCI	Equity instruments	424,352,509	DCF model, Risk-adjusted discount rate model, IMV model and others	Growth rate, discount rate	Growth rate	0.01 ~ 0.01	Proportional
					Discount rate	0.14 ~ 0.16	Inversely proportional

		4,716,169,998

Financial liabilities designated at FVTPL	Equity-linked securities sold	4,204,141,655	DCF model, Closed Form, FDM, Monte Carlo	Price of underlying asset, interest rate,	Underlying asset volatility	0.14 ~ 0.54	Proportional
				discount rate,	Correlation	-0.58 ~ 0.75	Proportional
	Derivatives linked securities sold Other OTC derivatives linked contract sold	1,914,786,835 61,136,890	Simulation, Hull and White, Black-Scholes Model, Binomial Tree model, Net asset	dividend ratio, volatility of underlying assets, correlation of	Underlying asset volatility Correlation	0.01 ~ 0.25 -0.58 ~ 1.00	Proportional Proportional
Derivative financial liabilities (trading)	[1]	593,262,128	value, etc.	underlying assets, volatility of interest rate,	Underlying asset volatility	0.22 ~ 0.65	Proportional
				probability of default	Correlation Underlying asset volatility	-0.58 ~ 0.74 0.01 ~ 0.65	Proportional Proportional
					Correlation	-0.58 ~ 1.00	Proportional

		6,773,327,508

[1]	Derivatives which derive their value from interest rate, stock price, foreign exchange rate, commodity price, credit rate and others are included.

(d)	Sensitivity Analysis of Recurring Fair Value Measurements Categorized Within Level 3 of the Fair Value Hierarchy

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by the unobservable inputs, using a statistical technique. When the fair value is affected by more than two inputs, the amounts represent the most favorable or most unfavorable.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

The results of the sensitivity analysis for the effect on profit or loss from changes in inputs for each financial instrument as at December 31, 2025 and 2024, are as follows.

	2025
	Profit and loss		Other comprehensive income
(in thousands of Korean won)	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Financial assets
Financial assets at FVTPL[1]	28,738,378	(20,755,257)	—	—
Derivative financial assets [1]	6,334,446	(6,760,857)	—	—
Financial assets at FVOCI [2]	—	—	37,999,056	(27,026,364)

	35,072,824	(27,516,114)	37,999,056	(27,026,364)

Financial liabilities
Financial liabilities designated at FVTPL[1]	14,921,342	(13,976,657)	—	—
Derivative financial liabilities [1]	9,342,825	(10,107,819)	—	—

	24,264,167	(24,084,476)	—	—

[1]	Measured by changes in fair value based on the increasing or decreasing unobservable volatility of underlying assets by 10% or unobservable input(growth rate and discount rate) by 1%.
[2]	Measured by changes in fair value based on growth rate ((-)1~1%) and discount rate ((-)1~1%) that are unobservable inputs.

	2024
	Profit and loss		Other comprehensive income
(in thousands of Korean won)	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Financial assets
Financial assets at FVTPL[1]	26,980,468	(17,573,732)	—	—
Derivative financial assets [1]	14,841,168	(16,508,885)	—	—
Financial assets at FVOCI [2]	—	—	19,296,520	(14,882,691)

	41,821,636	(34,082,617)	19,296,520	(14,882,691)

Financial liabilities
Financial liabilities designated at FVTPL[1]	16,840,216	(16,759,886)	—	—
Derivative financial liabilities [1]	22,092,417	(24,479,482)	—	—

	38,932,633	(41,239,368)	—	—

[1]	Measured by changes in fair value based on the increasing or decreasing unobservable volatility of underlying assets by 10% or unobservable input(growth rate and discount rate) by 1%.
[2]	Measured by changes in fair value based on growth rate ((-)1~1%) and discount rate ((-)1~1%) that are unobservable inputs.

(e)	Day 1 Profit and Loss

If the Group uses a valuation technique that uses data not obtained from observable markets for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price and the difference is amortised by using the straight-line method over the life of the financial instruments. If the fair value of the financial instruments can be subsequently determined using observable market inputs, the remaining deferred amount is immediately recognized in profit or loss.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

The aggregate difference yet to be recognized in profit or loss at the beginning and end of the year, and the changes in the balance of this difference, are as follows:

(in thousands of Korean won)	2025	2024
Balances at the beginning of the year (A)	18,603,619	32,605,297
Incurred during the year (B)	78,864,105	49,077,880
Amounts recognized in profit or loss during the year (C)	(60,941,447)	(63,079,559)

Balances at the end of year (A+B+C)	36,526,277	18,603,618

37.5 Fair value hierarchy of financial instruments which the fair value is disclosed

(a)	The fair value hierarchy of financial assets and liabilities which the fair value is disclosed as at December 31, 2025 and 2024, are as follows:

	2025
(in thousands of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Loans measured at amortised cost	—	—	10,644,089,728	10,644,089,728
Financial liabilities
Borrowings	—	—	37,824,623,316	37,824,623,316

Cash and deposits, other financial assets, deposit liabilities and other financial liabilities that use book amount as a substitute for fair value because their maturities are relatively short or are not set, are not disclosed.

	2024
(in thousands of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Loans measured at amortised cost	—	—	10,617,262,736	10,617,262,736
Financial liabilities
Borrowings	—	—	33,477,622,455	33,477,622,455

Cash and deposits, other financial assets, deposit liabilities and other financial liabilities that use book amount as a substitute for fair value because their maturities are relatively short or are not set, are not disclosed.

(b)	Valuation techniques and inputs

Valuation technique and inputs
Cash and deposits	The fair value of cash is the same as the book amount. The book amount is used as a substitute value of fair value for the majority of deposits consisting of overnight deposits and deposits with variable interest rate.
Loans measured at amortised cost	The fair values are calculated by discount rate considering market interest rates and borrower’s credit risk on expected cash flows.
Deposit liabilities and borrowings	The book amount is used as a substitute value of fair value for demand deposit liabilities, bank overdrafts and call money. With regard to the other deposits and borrowings, the fair values are calculated by discount rate considering residual risks at market interest rates on contractual cash flows.
Other financial assets and liabilities	As a temporary transitional account derived from various transactions, the book amount is used as a substitute value of fair value instead of applying DCF due to the relatively short-term or indefinite maturity.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

37.6 Derecognition of financial assets

The Group continues to recognize bonds sold under repurchase agreements and securities lending agreement, because the Group transferred the financial asset, but the assets does not meet the derecognition criteria. Due to the nature of transaction that bonds sold under repurchase agreements are under repurchase condition with fixed price and securities lending agreement contains the retransfer back condition by the end of lending period, the Group is liable to almost all risks and rewards related to the ownership of the financial assets.

As at December 31, 2025 and 2024, relevant information about transferred financial assets which do not qualify for derecognition are as follows:

	2025
	Financial assets at FVTPL		Financial assets at FVOCI
(in thousands of Korean won)	Debt instruments[1,2,3]	Equity instruments[2]	Debt instruments[1,3]	Equity instruments
Carrying amount of transferred assets	4,157,455,753	631,623	2,601,915,338	—
Carrying amount of related liabilities	4,188,634,687	—	2,505,325,431	—

[1]	Transferred debt instruments under repurchase agreements.
[2]	Transferred equity instruments and debt instruments under securities lending agreements.
[3]	As at December 31, 2025, the accrued interests related to debt securities of ~~W~~ 36,562 million is excluded.

	2024
	Financial assets at FVTPL		Financial assets at FVOCI
(in thousands of Korean won)	Debt instruments[1,2,3]	Equity instruments[2]	Debt instruments[1,3]	Equity instruments
Carrying amount of transferred assets	4,245,358,415	6,046,174	1,811,592,215	—
Carrying amount of related liabilities	4,138,807,782	—	1,774,216,825	—

[1]	Transferred debt instruments under repurchase agreements.
[2]	Transferred equity instruments and debt instruments under securities lending agreements.
[3]	As at December 31, 2024, the accrued interests related to debt securities of ~~W~~ 44,110 million is excluded.

Meanwhile, the Group provided additional credit enhancements such as purchase agreements in addition to recourse limited to transferred assets to subsidiaries established for asset securitization purposes.

Details of carrying amounts of the underlying assets and the associated liabilities as of December 31, 2025 and 2024, are as follows:

(In thousands of Korean won)		2025	2024
Underlying assets	Financial assets at fair value through profit or loss	319,912,993	93,804,238
	Loans measured at amortized cost[1]	1,457,212,202	2,271,500,415

		1,777,125,195	2,365,304,653

Associated liabilities	Debentures	1,608,189,688	2,340,021,256

[1]	The amounts disclosed in above table are before deduction of allowances.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

38. Financial Risk Management

38.1 Summary

38.1.1 Overview of Financial Risk Management Policy

The financial risks that the Group is exposed to are credit risk, liquidity risk, market risk, operational risk and others.

The note regarding financial risk management provides information about the risks that the Group is exposed to, including the objectives, policies and processes for assessing and managing the risks and net operating capital ratio management. Additional quantitative information is disclosed throughout the notes to the consolidated financial statements.

The Group’s risk management system focuses on increasing transparency, developing the risk management environment, preventing transmission of risk to other related subsidiaries, and the preemptive response to risk due to rapid changes in the financial environment to support the Group’s long-term strategy and business decisions efficiently. Credit risk, liquidity risk, market risk, operational risk, and credit concentration risk are recognized as the Group’s key risks. These risks are measured and managed by quantification as regulatory capital and VaR (Value at Risk) using a statistical method.

38.1.2 Risk Management Organization

(a) Board of Directors

Board of Directors are the ultimate decision-making authority that appoint and dismiss Risk Management Committee, establish and amend the Risk Management Committee policies, establish the Group’s criteria for risk limit, decide on basic policy of risk management, and approve large-scale investments.

(b) Risk Management Committee

The Risk Management Committee consists of more than three directors appointed by the Board of Directors (including more than a half of external director). The Risk Management Committee executes the operations delegated by Board Of Directors in accordance with Risk Management Committee policy

(c) Risk Management Council

Risk Management Council consists of members appointed by Company’s executives, including the director who is responsible for risk management, compliance, planning/management. Also the organization is delegated by Risk Management Committee to perform deliberation/resolution for major policies and matters related to the risk.

(d) Risk management department

Risk management department carries out practical tasks, required for risk management of the Group, such as supporting the Risk Management Committee, reporting the Group’s risk level and computing net operating capital ratio.

38.1.3 Risk Management System

In order to establishing risk management structure, the Group built the total risk management system, ERMS (Enterprise Risk Management System), which is designed for reasonable price valuation against risks and the management of risk limitation to raise the soundness of assets and allocate resources efficiently. Moreover, the Group performs business with risk management basis in mainly by constructing RAPM (Risk Adjusted Performance Measure) and enlarging the portion of performance evaluation.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

38.1.4 Risk Management Strategy and Policy

As an allocation of risk capital and risk limit establishment process, the risk capital is allocated through resolution of Risk Management Committee meetings, and the amount of risk capital is anticipated for each risk sector, business sector and department by reflecting annual management strategy and business plans.

38.2 Credit Risk

38.2.1 Overview of Credit Risk

The Group is exposed to certain level of credit risk and the credit risk is the risk of possible loss to portfolio due to counterparty’s credit event and breach of covenant. Credit risk exposure occurs in investment activities such as loans, debt instruments, derivative transactions, and non-trading accounts, or can exist in relating to off-balance accounts.

38.2.2 Credit Risk Management

Credit risk is the risk of financial loss to the Group if a customer or counterparty of a financial instrument fails to meet its contractual obligations. If the trading department of the Group wants to deal with the counterparty that may cause the credit risk, the trading department submits product management plan and application in advance to get approval by the Risk Management Council and the Risk Management Committee. The deal is executed when the approval by the Risk Management Council and the Risk Management Committee is completed. Credit risk limit depends on 1) standard credit risk limit, 2) concentration limit on the same person and 3) credit rating and additional limit may be added by the trading department. In addition, credit VaR is measured in addition to the credit management listed above and credit VaR due to the internal model is operated by the credit manager measurement system of the risk metrics group. Limit management is performed on a daily basis and stress test is performed on a regular basis and in case of excess of the limit, trading department expedite the process with the procedure set by the risk management department.

38.2.3 Maximum Exposure to Credit Risk

The maximum exposure of credit risk related to the off-balance as at December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Agreement to purchase the commercial papers [1]	1,259,846,340	824,171,844
Guarantees and loan commitment	1,581,526,531	1,608,313,801

	2,841,372,871	2,432,485,645

[1]	According to the above arrangement, the Group holds the asset-backed short-term bonds amounting to ~~W~~ 86,450 million and ~~W~~ 278,820 million as at December 31, 2025 and 2024, respectively.

The Group does not disclose financial assets (except above contracts) whose carrying amount represents the maximum exposure to credit risk.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

38.2.4 Credit Risk Concentration Analysis

(a) Loans

Most of counterparties of loan transactions, before considering collaterals and other credit reinforcements, are concentrated in Korea. The ratios of loans to individuals and corporations and related allowances as at December 31, 2025 and 2024, are as follows:

	2025
(in thousands of Korean won)	Loans	Ratio (%)	Allowances	Carrying amount
Individuals	4,331,322,187	39.53	(6,163,898)	4,325,158,289
Corporations	6,626,428,703	60.47	(303,310,457)	6,323,118,246

	10,957,750,890	100.00	(309,474,355)	10,648,276,535

	2024
(in thousands of Korean won)	Loans	Ratio (%)	Allowances	Carrying amount
Individuals	2,941,709,421	24.98	(6,513,007)	2,935,196,414
Corporations	8,834,376,507	75.02	(226,106,675)	8,608,269,832

	11,776,085,928	100.00	(232,619,682)	11,543,466,246

The details of the Group’s loans by industry as at December 31, 2025 and 2024, are as follows:

	2025
(in thousands of Korean won)	Loans	Ratio (%)	Allowances	Carrying amount
Financial service	4,549,752,186	41.52	(247,339,457)	4,302,412,729
Manufacturing	240,473,566	2.19	(1,685,832)	238,787,734
Service	1,369,764,379	12.50	(53,293,224)	1,316,471,155
Others	466,438,573	4.26	(991,944)	465,446,629
Individuals	4,331,322,187	39.53	(6,163,899)	4,325,158,288

	10,957,750,891	100.00	(309,474,356)	10,648,276,535

	2024
(in thousands of Korean won)	Loans	Ratio (%)	Allowances	Carrying amount
Financial service	6,601,761,843	56.06	(182,838,151)	6,418,923,692
Manufacturing	560,526,792	4.76	(3,170,539)	557,356,253
Service	1,067,869,776	9.07	(38,517,398)	1,029,352,378
Others	604,218,096	5.13	(1,580,587)	602,637,509
Individuals	2,941,709,421	24.98	(6,513,007)	2,935,196,414

	11,776,085,928	100.00	(232,619,682)	11,543,466,246

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(b) Deposits, Securities (except equity instruments) and Derivatives

Most of deposits, securities (except equity instruments) and derivatives, before considering collaterals and other credit reinforcements, are concentrated in securities issued in Korea. The details of the Group’s securities (except equity instruments) by industry as at December 31, 2025 and 2024, are as follows:

	2025
(in thousands of Korean won)	Amount	Ratio (%)	Allowances	Carrying amount
Deposits measured at amortised cost
Banking and insurance	3,474,773,373	100.00	(1,059,769)	3,473,713,604

	3,474,773,373	100.00	(1,059,769)	3,473,713,604

Securities at FVTPL
Government and government funded institutions	14,054,984,211	37.59	—	14,054,984,211
Banking and insurance	12,115,937,613	32.40	—	12,115,937,613
Others	11,222,612,499	30.01	—	11,222,612,499

	37,393,534,323	100.00	—	37,393,534,323

Derivatives financial assets
Government and government funded institutions	18,369,732	1.14	—	18,369,732
Banking and insurance	1,530,397,620	94.78	—	1,530,397,620
Others	65,845,765	4.08	—	65,845,765

	1,614,613,117	100.00	—	1,614,613,117

Securities at FVOCI
Government and government funded institutions	2,523,115,968	31.69	—	2,523,115,968
Banking and insurance	2,592,129,018	32.56	—	2,592,129,018
Others	2,846,389,506	35.75	—	2,846,389,506

	7,961,634,492	100.00	—	7,961,634,492

	50,444,555,305		(1,059,769)	50,443,495,536

	2024
(in thousands of Korean won)	Amount	Ratio (%)	Allowances	Carrying amount
Deposits measured at amortised cost
Banking and insurance	2,540,156,180	100.00	(738,213)	2,539,417,967

	2,540,156,180	100.00	(738,213)	2,539,417,967

Securities at FVTPL
Government and government funded institutions	13,578,873,618	39.70	—	13,578,873,618
Banking and insurance	11,270,347,932	32.95	—	11,270,347,932
Others	9,353,587,907	27.35	—	9,353,587,907

	34,202,809,457	100.00	—	34,202,809,457

Derivatives financial assets
Government and government funded institutions	1,436,669	0.10	—	1,436,669
Banking and insurance	1,347,178,446	96.63	—	1,347,178,446
Others	45,588,586	3.27	—	45,588,586

	1,394,203,701	100.00	—	1,394,203,701

Securities at FVOCI
Government and government funded institutions	2,108,565,891	41.11	—	2,108,565,891
Banking and insurance	1,767,614,427	34.47	—	1,767,614,427
Others	1,252,342,610	24.42	—	1,252,342,610

	5,128,522,928	100.00	—	5,128,522,928

	43,265,692,266		(738,213)	43,264,954,053

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

38.2.5 Credit Quality of Financial Assets

(a) Loans

The credit quality of loans measured at amortised cost and loans measured at fair value through profit or loss as at December 31, 2025 and 2024, are as follows:

	2025
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying Credit loss model	The financial instruments not applying expected credit loss model	Total
		Non-impaired	Impaired
Loans measured at amortised cost [1]
Corporates
Grade 1	3,678,792,235	—	—	—	—	3,678,792,235
Grade 2	2,310,742,921	—	—	—	—	2,310,742,921
Grade 3	30,000,000	115,930,236	—	—	—	145,930,236
Grade 4	46,413,654	300,524,105	—	—	—	346,937,759
Grade 5	—	—	144,025,553	—	—	144,025,553

	6,065,948,810	416,454,341	144,025,553	—	—	6,626,428,704

Retails
Grade 1	4,325,038,175	—	—	—	—	4,325,038,175
Grade 2	120,924	—	—	—	—	120,924
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	6,163,088	—	—	6,163,088

	4,325,159,099	—	6,163,088	—	—	4,331,322,187

Loans measured at FVTPL
Corporates
Grade 1	—	—	—	—	960,390,430	960,390,430
Grade 2	—	—	—	—	—	—
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	—	—	—	—	960,390,430	960,390,430

	10,391,107,909	416,454,341	150,188,641	—	960,390,430	11,918,141,321

[1]	The amounts disclosed in above table are before deduction of allowances

	2024
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying Credit loss model	The financial instruments not applying expected credit loss model	Total
		Non-impaired	Impaired
Loans measured at amortised cost [1]
Corporates
Grade 1	4,388,199,086	—	—	—	—	4,388,199,086

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

Grade 2	2,599,570,638	15,388,889	—	—	—	2,614,959,527
Grade 3	21,023,545	644,666,419	—	—	—	665,689,964
Grade 4	42,091,180	108,462,000	—	—	—	150,553,180
Grade 5	—	—	77,351,386	—	—	77,351,386

	7,050,884,449	768,517,308	77,351,386	—	—	7,896,753,143

Retails
Grade 1	2,933,509,136	—	—	—	—	2,933,509,136
Grade 2	252,574	—	—	—	—	252,574
Grade 3	—	—	—	—	—	—
Grade 4	1,434,704	—	—	—	—	1,434,704
Grade 5	—	—	6,513,007	—	—	6,513,007

	2,935,196,414	—	6,513,007	—	—	2,941,709,421

Loans measured at FVTPL
Corporates
Grade 1	—	—	—	—	937,623,364	937,623,364
Grade 2	—	—	—	—	—	—
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	—	—	—	—	937,623,364	937,623,364

	9,986,080,863	768,517,308	83,864,393	—	937,623,364	11,776,085,928

[1]	The amounts disclosed in above table are before deduction of allowances

Ranges	Corporates	Retails
Grade 1	AAA ~ BBB+	1 ~ 5 grade
Grade 2	BBB ~ BB	6 ~ 8 grade
Grade 3	BB- ~ B	9 ~ 10 grade
Grade 4	B- ~ CCC	11 grade
Grade 5	Below CC	Below 12 grade

The effect of measured credit risk which is released due to enhancement of collateral and other credit supplements secured for loans as at December 31, 2025 and 2024, are as follows:

	2025
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying Credit loss model	The financial instruments not applying expected credit loss model	Total
		Non-impaired	Impaired
Guarantee	42,295,857	—	—	—	28,527,899	70,823,756
Real estate	—	—	292,871	—	—	292,871
Securities	8,098,039,146	—	—	—	444,339,137	8,542,378,283

	8,140,335,003	—	292,871	—	472,867,036	8,613,494,910

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

	2024
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying Credit loss model	The financial instruments not applying expected credit loss model	Total
		Non-impaired	Impaired
Guarantee	23,488,801	—	—	—	—	23,488,801
Real estate	242,619,244	92,237,004	290,222	—	—	335,146,470
Securities	8,083,758,642	2,258,741	—	—	752,340,997	8,838,358,380

	8,349,866,687	94,495,745	290,222	—	752,340,997	9,196,993,651

(b) Securities (debt instruments)

The credit quality of securities (debt instruments) as at December 31, 2025 and 2024, are as follows:

	2025
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	The financial instruments not applying expected credit loss model	Total
		Non-impaired	Impaired
Financial assets at FVOCI [1]
Grade 1	6,894,636,112	—	—	—	—	6,894,636,112
Grade 2	1,066,998,379	—	—	—	—	1,066,998,379
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	7,961,634,491	—	—	—	—	7,961,634,491

[1]	Before deduction of allowances

	2024
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	The financial instruments not applying expected credit loss model	Total
		Non-impaired	Impaired
Financial assets at FVOCI [1]
Grade 1	4,711,912,740	—	—	—	—	4,711,912,740
Grade 2	416,610,187	—	—	—	—	416,610,187
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	5,128,522,927	—	—	—	—	5,128,522,927

[1]	Before deduction of allowances

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

The Group’s standard for credit quality of securities(except equity investments) linked to credit rating presented by 3rd party credit rating institutions is as follows.

	Domestic			Foreign
Credit Quality	KIS	NICE	FnPricing	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A-To AA-	A- To AA-	A- To AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	Below BB-	Below BB-	Below BB-	Below B	Below B	Below B2

The classification of credit quality for debt instruments in Korean won is based on lowest credit rating among the one of three domestic credit rating institutions and the classification of credit quality for debt instruments in foreign currency is based on lowest credit rating among the one of three foreign credit rating institutions.

(c) Deposits

The credit quality of deposits as at December 31, 2025 and 2024, are as follows:

2025
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	Total
		Non-impaired	Impaired
Deposits measured at amortised cost [1]
Grade 1	3,474,773,373	—	—	—	3,474,773,373
Grade 2	—	—	—	—	—
Grade 3	—	—	—	—	—
Grade 4	—	—	—	—	—
Grade 5	—	—	—	—	—

	3,474,773,373	—	—	—	3,474,773,373

[1]	Before deduction of allowances

2024
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	Total
		Non-impaired	Impaired
Deposits measured at amortised cost [1]
Grade 1	2,540,156,180	—	—	—	2,540,156,180
Grade 2	—	—	—	—	—
Grade 3	—	—	—	—	—
Grade 4	—	—	—	—	—
Grade 5	—	—	—	—	—

	2,540,156,180	—	—	—	2,540,156,180

[1]	Before deduction of allowances

The Group’s standard for credit quality of deposits is same as the one of debt securities.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(d) Commitments

The credit quality of commitments as at December 31, 2025 and 2024, are as follows:

	2025
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	Total
		Non-impaired	Impaired
Guaranteed payment and commitment
Grade 1	942,025,741	—	—	—	942,025,741
Grade 2	1,268,934,683	—	—	—	1,268,934,683
Grade 3	78,914,494	22,725,000	—	—	101,639,494
Grade 4	493,607,523	35,165,430	—	—	528,772,953
Grade 5	—	—	—	—	—

	2,783,482,441	57,890,430	—	—	2,841,372,871

	2024
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	Total
		Non-impaired	Impaired
Guaranteed payment and commitment
Grade 1	663,275,523	—	—	—	663,275,523
Grade 2	1,100,207,671	911,111	—	—	1,101,118,782
Grade 3	84,500,179	49,243,753	—	—	133,743,932
Grade 4	514,287,729	20,059,679	—	—	534,347,408
Grade 5	—	—	—	—	—

	2,362,271,102	70,214,543	—	—	2,432,485,645

(e) Other receivables from securities transactions

Among loan and receivables which are classified as other financial assets, other receivables from securities transactions, as at December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Other receivables related to proprietary trading	219,109,166	209,127,588
Other receivables related to brokerage transactions	4,831,990,679	1,652,090,991

The Group recognizes receivables and payables between Korea Exchange (Clearing and Settlement Organization) and customers regarding securities brokerage transactions on the trade date. The Group is exposed to credit risks between the trade date and settlement date (generally less than two business days from the trade date) relating to investment brokerage business, which is standardized by related regulations. As a central counterparty, Korea Exchange mitigates the payment default risk by managing collective fund for default loss, and the Group mitigates customer default risk through margin requirements system. Also, if the customers can not pay by the settlement date, the Group can collect the receivables through covering. Therefore, credit risk that the Group actually bears is linked to the price fluctuation risk of securities between the trade date and the settlement date.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

In addition, related to standardized investment trading of securities, the Group recognizes the on-the-counter transactions on the Korea Exchange, the clearing and settlement institution, and over-the-counter transactions with the customer on the date which the sales contract is signed for the assets and liabilities. Accordingly, the Company is exposed to the risk of price fluctuation risk and credit risk of the securities subject to trading during the period between the date of execution of the sales contract and the settlement date.

38.3 Liquidity Risk

38.3.1 Overview of Liquidity Risk

Liquidity risk is the risk of insolvency or loss due to a disparity between the inflow and outflow of funds, unexpected outflow of funds, and obtaining funds at a high price or disposing of securities at an unfavorable price due to lack of available funds. The Group manages its liquidity risk through analysis of the contractual maturity of all financial assets, liabilities and off-statement of financial position items such as commitments and financial guarantee contracts. The Group discloses them by maturity groups: Up to one month, between over one month and three months, between over three months and twelve months, between over one year and five years, and over five years.

38.3.2 Liquidity Risk Management Policy

The Group has established an appropriate liquidity risk management framework for the management of the Group’s short-, medium- and long-term funding and liquidity management requirements. The Group manages liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities, by continuously monitoring forecast and actual cash flows and by matching the maturity profiles of financial assets and liabilities. Meanwhile, additional details of unused funding arrangement to reduce liquidity risk that the Group holds at its discretion are discussed in Note 41.

38.3.3 Analysis on Remaining Contractual Maturities of Financial Liabilities

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest to be received (paid) and, thus, differ from the amount in the financial statements which is based on the present value of expected cash flows in some cases.

The remaining contractual maturities of financial liabilities as at December 31, 2025 and 2024, are as follows:

	2025
(in thousands of Korean won)	On demand	Up to one month	One to three months	Three to 12 months	12 months to five years	More than five years	Total
Financial liabilities
Financial liabilities at FVTPL	2,910,712,724	—	—	—	—	—	2,910,712,724
Financial liabilities designated at FVTPL [1]	7,996,513,415	—	—	—	—	—	7,996,513,415
Derivatives (trading) [2]	2,085,411,738	—	—	—	—	—	2,085,411,738
Derivatives (hedge)	—	—	2,911,200	—	—	—	2,911,200
Deposit liabilities [3]	12,110,773,883	—	—	—	—	—	12,110,773,883
Borrowings	11,632,795,178	8,790,095,974	3,781,201,622	10,851,412,625	3,160,804,746	21,622,839	38,237,932,984
Other financial liabilities	24,423,633	5,559,191,643	7,877,257	28,506,287	63,014,136	3,026,869	5,686,039,826
Guaranteed payments and commitment [4]	2,841,372,871	—	—	—	—	—	2,841,372,871

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

[1]	Derivatives-linked securities as financial liabilities designated at FVTPL are classified as ‘on demand’ because derivatives-linked securities are subject to early settlement.
[2]	Derivatives are classified as ‘on demand’ because contract maturity is not necessary in understanding the cash flow timing of the derivatives
[3]	Deposits that are contractually repayable on demand or on short notice are classified as ‘on demand’ category.
[4]

With respect to the guaranteed payments and commitments, the amounts included above, which the Group might pay at maximum based on the contract, if the warrantee claims the entire amount of the guarantee, are classified on the basis of the earliest period when those agreements may be executed.

	2024
(in thousands of Korean won)	On demand	Up to one month	One to three months	Three to 12 months	12 months to five years	More than five years	Total
Financial liabilities
Financial liabilities at FVTPL	2,558,520,223	—	—	—	—	—	2,558,520,223
Financial liabilities designated at FVTPL [1]	8,010,047,059	—	—	—	—	—	8,010,047,059
Derivatives (trading) [2]	1,919,915,454	—	—	—	—	—	1,919,915,454
Derivatives (hedge)	—	—	—	4,309,200	—	—	4,309,200
Deposit liabilities [3]	7,725,858,827	—	—	—	—	—	7,725,858,827
Borrowings	10,611,705,622	7,715,085,405	2,850,887,493	9,780,216,826	2,876,120,052	20,323,297	33,854,338,694
Other financial liabilities	17,893,430	1,927,935,637	7,749,439	28,071,301	86,844,309	3,954,341	2,072,448,458
Guaranteed payments and commitment [4]	2,432,485,645	—	—	—	—	—	2,432,485,645

[1]	Derivatives-linked securities as financial liabilities designated at FVTPL are classified as ‘on demand’ because derivatives-linked securities are subject to early settlement.
[2]	Derivatives are classified as ‘on demand’ because contract maturity is not necessary in understanding the cash flow timing of the derivatives
[3]	Deposits that are contractually repayable on demand or on short notice are classified as ‘on demand’ category.
[4]

With respect to the guaranteed payments and commitments, the amounts included above, which the Group might pay at maximum based on the contract, if the warrantee claims the entire amount of the guarantee, are classified on the basis of the earliest period when those agreements may be executed.

38.4 Market Risk

38.4.1 Overview of Market Risk

Market risk refers to the risk that the value of a position held by the Group may fluctuate due to price fluctuations of market factors such as stock, interest rates, foreign exchange rates, commodity and others.

Market risk is daily managed by establishing the limitations considering products’ natures such as position limitations, loss limitations, VaR limitations, sensitivity limitations (duration, delta, gamma, vega, others) and others. Relevant business procedures are processed by written regulations and guidelines.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

38.4.2 Value at Risk (“VaR”)

The Exposure to market risk is measured by the Value at Risk (VaR). VaR is the potential loss that can occur in the holding position when the market price moves in an adverse direction within a given confidence level for a given holding period in the normal market.

Historical simulation model is used to calculate 10days VaR. Historical simulation model is based on past changes of market variables without assuming a specific probability distribution.

The Group uses the 10-day return of the past two-year time series of the asset risk factor and uses the 99% confidence level of the two-year time series of the portfolio. 10days VaR that is under 99% of confidence level that the Group uses reflects daily losses do not exceed the reported VaR with 99% chance.

The average, minimum and maximum amount of the Group’s VaR (99%, 10 days) as at December 31, 2025 and 2024, are as follows:

	2025
(in thousands of Korean won)	Average	Maximum	Minimum	December 31, 2025
Total VaR	46,894,143	65,355,956	30,981,690	45,316,446

	2024
(in thousands of Korean won)	Average	Maximum	Minimum	December 31, 2024
Total VaR	32,714,101	52,796,377	15,391,508	31,000,920

38.4.3 Risk Management by Market Risk Factors

The Group’s market risk is comprised of interest rate risk, foreign exchange rate risk and stock price risk.

(a) Stock price risk

Stock price risk arises from the Group’s foreign currency stocks and Korean won stocks.

Hedging instruments of Equity Linked Security and Equity Linked Warrant comprise most of stock trading portfolio and certain security proprietary trading is composed of trading securities on the exchange, futures contracts maturing in a month or two, and others under the restriction of position limitation, sale at loss, loss limitation, and others. Marketable stocks among non-trading positions and stock beneficiary certificates are included in stock price risk as market VaR is computed.

Risk Management Council allocates position and loss limitations, and risk management department monitors asset management department’s possible breach of limitations and other special matters on a daily basis.

(b) Interest rate risk

Trading position interest rate risk usually arises from debt instruments denominated in Korean won. The Group’s trading strategy is to benefit from short-term movements in the prices of debt instruments arising from changes in interest rates.

The product prices of the Group’s trading accounts are disclosed daily. The risks related to trading accounts are managed by using market price based method such as market VaR and sensitivity analysis.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(c) Foreign exchange rate risk

Foreign exchange rate risk arises through ownership of assets and liabilities, denominated in currencies other than Korean won, from non-trading positions, or through foreign currency forward contracts, currency swaps and foreign currency trading securities.

The Group computes foreign currency position’s net position regularly to follow the Regulation on Financial Investment Business and reports it to the supervisory body.

Also, the Group manages the risk for total position exposed to foreign exchange rate including non-trading position by using market price base method such as market VaR and sensitivity analysis.

38.4.4 Current Status of Interest Rate Risk Management

The Group is closely monitoring the outputs of various industry working groups and markets managing the transition to new interest rate index, including announcements from IBOR regulators and various consultative bodies involved in the transition to alternative interest rates. In response to these announcements, the group established and IBOR transition plan comparing end-to-end workflows across risk management, according, taxation, legal, information technology and customer management functions. In accordance with this plan, the Group has substantially completed the required transition and replacement processes. Oversight of the plan and monitoring of its progress are led by CFO(Chief Financial Officer), with significant matters reported to the Boarf of Directors. The objective of the plan is to identify the impacts and risks arising from interest rate benchmark reform across the Group’s business operations and to prepare for and execute an orderly transition to alternative reference interest rates.

As at December 31, 2025 and 2024, the Group has no financial instruments that had not yet transitioned to alternative reference interest rates.

38.5 Operational Risk

38.5.1 Concept

The Group defines operational risk to the extent of financial risk and non-financial risk incurred by unreasonable or wrong internal process, labor, system and external incidents.

38.5.2 Operational Risk Management

The purpose of operational risk management is to control activity through continuous improvement of internal controls, performing proactive preventive control, proliferation of culture of risk management by establishing internal control that could respond quickly against change of business environment. OMRS (Operational Risk Management System supports performing overall risk management such as recognition of operational risk, evaluation and monitoring. Periodically, through RCSA (Risk Control Self Assessment), management of KRI (Key Risk Indicator), management of data loss and related preparation of countermeasures, it controls the risks in advance, as well as collecting data for future advanced management method.

38.6 Capital Management

Main purpose of the capital risk management of the Group is optimizing use of capital and sustaining healthy financial status in order to maximize shareholder value. The Group has performed capital risk management through estimating net capital ratio based on ‘Capital Market and Financial Investment Business Act’, enforced in February 2009.

Net capital ratio is the net capital minus the total risk amount divided by the essential equity to sustain per each business unit. [(Net capital – total risk amounts) / essential equity to sustain per each business unit]. This formula is calculated based on the financial statements amount.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

The net capital is calculated by subtracting deductible items from and including additional item to financial investor’s net asset (asset-liability) as at date. The deductible item refers any asset that is difficult to be converted into cash immediately such as property, plant and equipment. The additional item includes any item recorded as liability without redemption obligation, internal reserves against future losses, items redeemable in kind and items that function as complemental capital.

Total amount of risk is quantification of all of possible losses from operation of business as a financial investor. Total amount of risk is comprised of the following ; market risks which quantify the possible losses due to fluctuation of stock price, interest rate, and exchange rate of the securities held by the investment firms ; credit risks which are the possible losses due to the breach of contract by the counterparties ; operation risks which are the possible losses due to accidents, errors, illegal conduct, and any other potential losses from deteriorated operation condition.

According to the Financial Investment Act, the regulation requires that net capital ratio must be maintained above 100% for the appropriation of the capital and it is required to improve the management if the financial investment firm does not meet the regulation for the net capital ratio.

39. Offsetting Financial Assets and Financial Liabilities

The Group enters into International Derivatives Swaps and Dealers Association (“ISDA”) master netting agreements or similar agreement with the Group’s derivative counterparties. The Group also enters into repurchase agreements and securities borrowing and lending agreements similar to the master netting agreement for derivatives. Master netting agreements provide protection in bankruptcy in certain circumstances and, where legally enforceable, enable receivables and payables with the same counterparty to be offset for accounting and risk management purposes.

	2025
(in thousands of Korean won)	Gross Amount	Offset amount	Net amounts presented in the statement of financial position	Amounts not offset		Net amount
				Recognized financial instruments	Cash collateral
Financial assets
Derivatives assets, others [1]	1,808,461,566	—	1,808,461,566	1,427,458,830	177,659,247	203,343,489
Securities purchased under reverse repurchase agreements	1,832,100,000	—	1,832,100,000	1,832,100,000	—	—
Other receivables [4]	4,899,327,214	4,315,518,767	583,808,447	—	—	583,808,447
Other receivables (Payment and settlement)	227,717,069	182,255,426	45,461,643	—	—	45,461,643

	8,767,605,849	4,497,774,193	4,269,831,656	3,259,558,830	177,659,247	832,613,579

Financial liabilities
Derivatives liabilities, others [1]	3,222,403,437	—	3,222,403,437	2,947,115,496	66,027,869	209,260,072
Securities sold under reverse resale agreements [2]	10,719,460,118	—	10,719,460,118	10,719,460,118	—	—
Securities sold [3]	2,910,712,724	—	2,910,712,724	2,910,712,724	—	—
Other payables [4]	4,480,531,619	4,315,518,767	165,012,852	—	—	165,012,852
Other payables (Payment and settlement)	182,255,426	182,255,426	—	—	—	—

	21,515,363,324	4,497,774,193	17,017,589,131	16,577,288,338	66,027,869	374,272,924

[1]	Both derivatives (trading) and derivatives (hedge) are included.
[2]	Securities sold under reverse resale agreements to the customers is included.
[3]	Securities sold is from securities borrowing and lending agreement.
[4]

In relation to customer brokerage transactions, the offset amount of receivables and liabilities arising from same-day transactions between the Korea Exchange and the Group is included. However, receivables of ~~W~~4,360,987 million and payables of ~~W~~4,183,015 million arising from same-day trans actions between customers and the Group are excluded.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

	2024
(in thousands of Korean won)	Gross Amount	Offset amount	Net amounts presented in the statement of financial position	Amounts not offset		Net amount
				Recognized financial instruments	Cash collateral
Financial assets
Derivatives assets, others [1]	1,390,150,719	—	1,390,150,719	1,114,549,100	193,074,080	82,527,539
Securities purchased under reverse repurchase agreements	2,091,017,404	—	2,091,017,404	2,091,017,404	—	—
Other receivables [4]	1,669,975,970	1,652,694,935	17,281,035	—	—	17,281,035
Other receivables (Payment and settlement)	136,966,708	123,672,076	13,294,632	—	—	13,294,632

	5,288,110,801	1,776,367,011	3,511,743,790	3,205,566,504	193,074,080	113,103,206

Financial liabilities
Derivatives liabilities, others [1]	2,902,445,355	—	2,902,445,355	2,676,007,223	76,853,200	149,584,932
Securities sold under reverse resale agreements [2]	9,419,893,685	—	9,419,893,685	9,419,893,685	—	—
Securities sold [3]	2,558,520,223	—	2,558,520,223	2,558,520,223	—	—
Other payables [4]	1,740,843,763	1,652,694,935	88,148,828	—	—	88,148,828
Other payables (Payment and settlement)	123,672,076	123,672,076	—	—	—	—

	16,745,375,102	1,776,367,011	14,969,008,091	14,654,421,131	76,853,200	237,733,760

[1]	Both derivatives (trading) and derivatives (hedge) are included.
[2]	Securities sold under reverse resale agreements to the customers is included.
[3]	Securities sold is from securities borrowing and lending agreement.
[4]

In relation to customer brokerage transactions, the offset amount of receivables and liabilities arising from same-day transactions between the Korea Exchange and the Group is included. However, receivables of ~~W~~1,922,392 million and payables of ~~W~~1,785,683 million arising from same-day trans actions between customers and the Group are excluded.

40. Lease

40.1 As a lessee

(a) The amounts recognized in the consolidated statement of financial position

The amounts related to lease recognized in the consolidated statement of financial position as at December 31, 2025 and 2024, are as follows;

(in thousands of Korean won)	2025	2024
Right-of-use assets [1]
Buildings	65,123,943	78,361,559
Vehicles	1,798,747	1,558,387
Others	3,557,333	1,651,891

	70,480,023	81,571,837

Lease liabilities	92,480,438	110,565,256

[1]	The amount is included in property and equipment in the consolidated statement of financial position.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

(b) The amounts recognized in the consolidated statement of profit or loss

The amounts related to lease recognized in the consolidated statement of profit or loss for the year ended December 31, 2025 and 2024, are as follows

(in thousands of Korean won)	2025	2024
Depreciation of the right-of-use assets
Buildings	27,491,861	25,889,842
Vehicles	1,390,454	1,326,898
Others	1,113,544	1,036,927

	29,995,859	28,253,667

Interest income from lease receivables (included in financial income)	594,103	779,142
Interest expense to lease liabilities (included in financial cost)	3,488,809	4,291,797
Lease payment for leases for which the underlying asset is of low value (included in administrative expenses, not-including lease for short-term period)	248,697	248,493
Variable lease payments which are not included in the measurement of lease liabilities (included in administrative expenses)	158,422	147,052

The total cash outflows for leases in 2025 and 2024 are ~~W~~ 39,895 million and ~~W~~ 37,734 million, respectively.

40.2 As a Lessor

(a) Financial Lease

As at December 31, 2025 and 2024, total investment on financial lease and present value of minimum lease payments and unrealized interest income of financial lease are as follows:

(in thousands of Korean won)	2025	2024
Total Investment on lease	16,555,000	23,129,979
Net Investment on lease	15,942,629	21,923,504
Present value of minimum lease payments	15,942,629	21,923,504
Unrealized interest income	612,371	1,206,474

(b) Operating Lease

As at December 31, 2025 and 2024, future minimum lease receipts expected under non-cancellable lease contracts are as follows:

(in thousands of Korean won)	2025	2024
Within 1 year	5,657,448	12,069,349
1 - 5 years	19,132,715	43,145,853
Over 5 years	5,633,095	2,871,151

	30,423,258	58,086,353

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

41. Contingent Liabilities and Commitments

As at December 31, 2025 and 2024, the Group is involved in pending lawsuits, as follows:

	2025		2024
(in thousands of Korean won)	Number of lawsuits	Amount	Number of lawsuits	Amount
Defendant	38	138,398,618	44	203,538,599
Plaintiff	13	226,629,322	16	236,163,306

The Group expects that these lawsuits do not have significant impact on the financial position.

The Group has entered into various agreements with financial institutions as at December 31, 2025 and 2024, as follows:

		Credit line
(in thousands of Korean won)	Financial institution	2025	2024
Overdraft (including daily overdraft)	Kookmin Bank and others	1,287,450,000	1,265,000,000
General loan	Kookmin Bank	40,000,000	40,000,000
Securities underwriting loan	KSFC	600,000,000	600,000,000
Working capital loan (general)	KSFC	475,000,000	475,000,000
Note trading at a discount (general)	KSFC	300,000,000	300,000,000
Note trading at a discount (trust)	KSFC	Limit of subscription deposits	Limit of subscription deposits
Bond dealer’s loan (general)	KSFC	300,000,000	300,000,000
Securities underwriting financing	KSFC	1,710,000,000	1,710,000,000
Committed line	Industrial and Commercial Bank of China, etc	480,634,000	452,746,000
Credit line	VIETCOMBANK and other	1,041,675,750	894,026,100

The guarantees and various commitment as at December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Agreement to purchase commercial papers [1]	1,259,846,340	824,171,844
Loan agreements	151,500,000	54,000,000
Credit line agreements	724,667,552	903,109,980
LOC and Investment commitments	705,358,979	651,203,821

	2,841,372,871	2,432,485,645

[1]	According to the above arrangement, the Group holds the asset-backed short-term bonds amounting to ~~W~~ 86,450 million and ~~W~~ 278,820 million as at December 31, 2025 and 2024, respectively.

The Group has been provided with ~~W~~ 18,557 million and ~~W~~ 14,622 million in guarantees related to provisional attachment and others by Seoul Guarantee Insurance as at December 31, 2025 and 2024, respectively.

The securities in custody as at December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024	Valuation method
Trustor securities	300,600,043,794	240,661,735,301	Fair value
Saver securities	2,059,709,772	1,122,794,510	Fair value
Beneficiary securities	45,102,838,605	41,779,858,329	Standard selling price

	347,762,592,171	283,564,388,140

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

As at December 31, 2025, the main lawsuits against the group as a defendant are as follows:

(in thousands of Korean won)	No. of lawsuits	Amount	Contents	Situation of lawsuits
Return of purchase price, etc Unjust gains (Fund in Australia)	3	59,926,668	The Group, as a selling company of qualified investor private equity fund that aims to lend money to corporations (borrowers) investing in apartment rental business for disabled people in Australia, intermediated ~~W~~ 326.5 billion of trusts and funds to the individuals and institutional investors. However, the local borrower’s breach of the contract made the fund inoperable and the Group was sued for unjust gains/return of sales price, etc.

1st lawsuit: 3rd trial in progress

 (1st trial : February 7, 2023. Judgment ordering payment of ~~W~~ 29.8 billion in investment principal and delayed interest thereon

 2nd trial : January 29, 2024. Judgment ordering payment of ~~W~~ 12 billion in investment principal and delayed interest thereon with different conclusion)

2nd lawsuit: 2nd trial in progress

 (1st trial : February 14, 2024. Judgment ordering payment of ~~W~~ 12.2 billion in investment principal and delayed interest thereon)

3rd lawsuit: 3rd trial in progress

 (1st trial : October 26, 2023. Judgment ordering payment of ~~W~~ 8.46 billion in remaining principal and delayed interest on ~~W~~ 8.29 billion in principal

 2nd: January 16, 2025. Judgment ordering the return of ~~W~~ 4.4 billion, a portion of 8.07 billion paid in there first trial)

Compensation for damages (Winners Delegated Customer)	1	4,469,546	8 clients who had signed an investment agency contract with Winners Asset Management Co.,LTD. and opened accounts with the Group to trade Nikkei 225 options claimed damages from the company, claiming that the short sales that Group conducted as a result of increased intraday risk due to the sharp decline in the Nikkei 225 index caused by COVID-19 in August 2020 was illegal.

2 plaintiffs filed an appeal

 (1st trial : February 2, 2023. Judgment dismissing all plaintiffs’ claims for damages

 2nd trial : October 30, 2025. Judgment dismissing all plaintiffs’ appeal against the first trial)

Damages and Unjust Gains (Winners Fund Investors)	4	7,202,350	Investors who invested in funds managed by Winners Asset Management Co.,LTD.filed lawsuits against the Group, which was an investment broker, claimed compensation for damages or return of unjust gains due to contract cancellation (60 plaintiffs in total)

1 cases: Appeal filed

 (1st trial : ① September 26, 2024. the Group wins in full ② September 18, 2025. the Group wins in full)

2 cases: 2nd trial in progress

 (1st trial : ① August 22, 2024. the Group wins in full ② November 28, 2025. the Group wins in full)

1 cases: 1st trial in progress

Damages and Unjust Gains (TA_DLS Trust)	7	9,082,031	Investors who invested in KB able DLS Trust (a specific money trust that includes derivative linked securities linked to TA-OPAL Fund, which TransAsia Management invests in trade finance loan receivables) argued that the Group’s sales staff misleaded that the principal was guaranteed by an insurance company’s guarantee, and claimed the return of unjust gains by the cancellation of the contract due to the error.	2 cases: Appeal filed (1st trial : ① July 23, 2025. the plaintiff win in partially. ② October 23, 2025. . the plaintiff win in partially . 5 cases: 1st trial in progress

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

Unjust Gains (Heritage Banzaran DLS)	3	38,768,140	The Group provided false information about the business capabilities of the operator (GPG), etc., thereby causing the plaintiff to misunderstand the key investment conditions of the DLS in this case. Therefore, the plaintiff requested to cancel the acquisition contract for the DLS in this case due to the mistake and claimed the return of the acquisition price of the DLS in this case and the delay damages as unjust gains.	3 cases: 1st trial In progress

The Fair Trade Commission is currently reviewing whether the Group has engaged in unfair joint activities with other banks and securities firms, and the results of the deliberation and decision are uncertain at this time.

During the year ended December 31, 2025, the Group underwent a regular tax audit by the Seoul Regional Tax Office for the fiscal years from 2020 to 2024, and paid ~~W~~ 19,398 million in corporate taxes and other taxes (including local income tax) in December 2025 and January 2026. Accordingly, the Group filed an appeal for ~~W~~ 15,249 million in February 2026, considering the items indicated in the tax notice. As at December 31, 2025, the Group did not recognize any tax liabilities for amounts it determined were likely to be refunded through an appeal. However, the final tax liability may change depending on the outcome of the appeal.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

42. Related Party Transactions

KB Financial Group Inc. owns 100% of ordinary shares of the KB Securities Co., Ltd. as at December 31, 2025 and 2024.

Significant balances and transactions, excluding loan and borrowing transactions, with related parties as at December 31, 2025 and 2024, are as follows:

(a) Receivables and payables

(in thousands of Korean won)	2025		2024
	Receivables	Payables	Receivables	Payables
The Parent Company
KB Financial Group Inc.	177,981,457	129,572,183	—	100,482,725
Others
Kookmin Bank	57,592,045	118,712,300	148,169,617	92,559,065
KB Asset Management Co., Ltd.	—	29,854	—	34,401
KB Real Estate Trust Co., Ltd.	—	355	—	417
KB Investment Co., Ltd.	751,581	131	848,476	165
KB Data System Co., Ltd.	5,356,594	356,049	925,927	331,681
KB Kookmin Card Co., Ltd.	14,395	9,066,102	455	8,427,724
KB Savings Bank Co., Ltd.	—	574	—	657
KB Capital Co., Ltd.	1,035,197	1,065,333	1,416,693	2,850,380
KB Insurance Co., Ltd	151,341,852	22,345,124	6,846,890	92,036,600
KB Life Insurance Co., Ltd.	44,486,042	18,286,691	1,062,706	4,440,280
KB Wisestar Private Real Estate Fund Investment Trust No. 1	—	—	5,274	—
Other funds	4,141,026	1,743,740	2,413,016	6,875,206

(b) Revenue and expenses

	2025		2024
(in thousands of Korean won)	Revenue	Expenses	Revenue	Expenses
Associates
KBTS Technology Venture Private Equity Fund	170,353	—	174,883	—
KB-SJ Tourism Venture Fund	788,468	—	272,001	—
KB SPROTT Renewable Private Equity Fund I	77,970	—	255,062	—
KB-Stonebridge Secondary Private Equity Fund	364,486	—	401,890	—
KB-UTC Inno-Tech Venture Fund	146,853	—	230,269	—
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	800,322	—	619,004	—
KB Material and Parts No. 1 PEF [1]	—	—	175,287	—
KB Special Purpose Acquisition Company No.21 [1]	—	—	135,842	—
KB-KTB Technology Venture Fund	398,659	—	341,826	—
KB-GeneN Medical Venture Fund 1	88,800	—	88,800	—
KB-BridgePole Venture Investment Fund [1]	—	—	100,973	—
KB-Kyobo New Mobility Power Fund [1]	—	—	75,523	—
KB-FT 1st Green Growth Investment Fund	135,415	—	135,639	—
KB-NP Green ESG New Technology Venture Capital Fund	1,095,469	—	1,133,636	—
KB Special Purpose Acquisition Company No.25	65,452	—	—	175,265

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

	2025		2024
(in thousands of Korean won)	Revenue	Expenses	Revenue	Expenses
KB Special Purpose Acquisition Company No.26 [1]	—	—	—	53,795
KB-SUSUNG 1st Investment Fund	142,365	—	192,368	—
KB Special Purpose Acquisition Company No.27	405,334	—	—	176,877
KB-BridgePole Venture Investment Fund #2	105,000	—	105,000	—
U-KB Credit No.1 Private Equity	967,500	—	970,151	—
KB Special Purpose Acquisition Company No.28 [1]	—	—	1,292,589	—
KB Special Purpose Acquisition Company No.29	143,758	—	1,735,480	—
AKK Robotech Valueup New Technology Investment Fund [1]	235,495	—	101,116	—
KB-SOLIDUS Healthcare Investment Fund	860,181	—	768,198	—
KB-CJ Venture Fund 1st	150,000	—	79,918	—
KB-SUSUNG 2nd Investment Fund	154,772	—	77,518	—
KB Global Commerce Private Equity Investment Fund [1]	—	—	—	—
KB KONEX Market Vitalization Fund [1]	—	—	—	—
KB Star REIT	9,442,306	—	—	—
KB Special Purpose Acquisition Company No.30	57,619	—	1,620,135	—
KB Special Purpose Acquisition Company No.31	177,402	—	2,111,082	—
KB-Cyrus Tourism Venture Fund	337,500	—	63,627	—
KB-IMM Newstar Real Estate Private Fund 1	2,277,815	—	—	—
KB Special Purpose Acquisition Company No.33	2,214,139	—	—	—
KBLB Middle Market Enterprises Innovation Private Equity Fund	1,199,742	—	—	—
Semicolon Susong Commissioned Real Estate Investment Trust	5,650,210	—	—	—
KB-Novus Genesis Private Equity Fund	103,905	—	—	—
AIM-KB-DOUBLE Connected Future Investment Fund	30,378	—	—	—
KB-SP Private Equity Fund IV [1]	62,547	—	—	—
E&I Holdings Co., Ltd [1]	3,446,057	—	—	—
IMM global Secondary 1-1 Equity Private Fund	3,511	—	—	—
KB-IMM Newstar Real Estate Private Fund 2	138,002	—	—	—
The Parent Company
KB Financial Group Inc.	1,421,759	65,443	778,875	99,196
Others
Kookmin Bank	75,750,216	222,486,519	176,460,934	152,374,594
KB Asset Management Co., Ltd.	903	911,493	782	839,780
KB Real Estate Trust Co., Ltd.	622	7,014	215,636	937
KB Investment Co., Ltd.	1,570,303	5	1,666,529	6
KB Data System Co., Ltd.	1,021	2,722,953	8,483	5,749,905
KB Kookmin Card Co., Ltd.	111,825	1,017,147	57,063	837,257
KB Savings Bank Co., Ltd.	996	69	23	23
KB Capital Co., Ltd.	811,018	77,590	492,222	41,598
KB Insurance Co., Ltd.	215,567,089	—	6,994,519	56,730,129
KB Life Insurance Co., Ltd.	44,935,958	2,604,916	1,112,355	469,723
KB Wisestar Private Real Estate Fund Investment Trust No. 1	9,549	—	110,292	—

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

	2025		2024
(in thousands of Korean won)	Revenue	Expenses	Revenue	Expenses
Other funds	17,455,819	168,140	23,588,133	—
Retirement pension	1,222,235	—	1,230,487	—
The Group
Employees	773,600	—	379,157	—

[1]	These companies are excluded from related parties during the year ended December 31, 2025 or 2024. The transaction amounts are up to the date of the exclusion.

(c) Significant loan and borrowing transactions with related parties for the years ended December 31, 2025 and 2024 are as follows:

	2025
(in thousands of Korean won)	Accounts	Beginning balance	Increase	Decrease	Other	Ending balance
Associates
KB Special Purpose Acquisition Company No.21 [1]	Hybrid bond with securities- like features	3,122,444	—	(3,122,444)	—	—
KB Special Purpose Acquisition Company No.25	Hybrid bond with securities- like features	1,849,919	—	—	65,453	1,915,372
KB Special Purpose Acquisition Company No.26 [1]	Hybrid bond with securities- like features	2,150,426	—	—	(2,150,426)	—
KB Special Purpose Acquisition Company No.27	Hybrid bond with securities- like features	5,876,876	—	—	405,334	6,282,210
KB Special Purpose Acquisition Company No.28 [1]	Hybrid bond with securities- like features	2,112,589	—	—	(2,112,589)	—
KB Special Purpose Acquisition Company No.29	Hybrid bond with securities- like features	3,015,480	—	—	143,758	3,159,238
KB Special Purpose Acquisition Company No.30	Hybrid bond with securities- like features	2,835,135	—	—	57,619	2,892,754
KB Special Purpose Acquisition Company No.31	Hybrid bond with securities- like features	4,301,082	—	—	177,402	4,478,484
KB Special Purpose Acquisition Company No.33	Hybrid bond with securities- like features	—	2,090,000	—	2,214,139	4,304,139
Others
Kookmin Bank	Deposits [2]	499,683,258	—	—	(123,829,944)	375,853,314
	Borrowings	121,654,100	1,028,552,673	(852,271,239)	—	297,935,534
PT Bank KB Bukopin Tbk	Borrowings	—	8,560,000	—	—	8,560,000
KB Kookmin Card Co., Ltd.	Debt Securities	—	10,001,122	(10,001,122)	—	—

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

KB Capital Co., Ltd.	Debt Securities	—	10,002,628	(10,002,628)	—	—
Executives	Deposit Liabilities	373,997	510,499	(217,242)	—	667,254
The Group
Employees	Loans to employees	23,488,800	20,235,774	(6,466,148)	—	37,258,426

[1]	These companies are not related parties of the Group as at December 31, 2025.
[2]	Transactions such as settlement payments for business reasons and deposits that can be deposited and withdrawn at any time between related parties are disclosed in net amounts.

	2024
(in thousands of Korean won)	Accounts	Beginning balance	Increase	Decrease	Other	Ending balance
Associates
KB Special Purpose Acquisition Company No.21	Hybrid bond with securities- like features	2,986,602	—	—	135,842	3,122,444
KB Special Purpose Acquisition Company No.22 [1]	Hybrid bond with securities- like features	2,984,646	—	—	(2,984,646)	—
KB Special Purpose Acquisition Company No.23 [1]	Hybrid bond with securities- like features	1,488,699	—	—	(1,488,699)	—
KB Special Purpose Acquisition Company No.25	Hybrid bond with securities- like features	2,025,184	—	—	(175,265)	1,849,919
KB Special Purpose Acquisition Company No.26	Hybrid bond with securities-like features	2,204,221	—	—	(53,795)	2,150,426
KB Special Purpose Acquisition Company No.27	Hybrid bond with securities- like features	6,053,752	—	—	(176,876)	5,876,876
KB Special Purpose Acquisition Company No.28	Hybrid bond with securities- like features	—	995,000	—	1,117,589	2,112,589
KB Special Purpose Acquisition Company No.29	Hybrid bond with securities- like features	—	1,490,000	—	1,525,480	3,015,480
KB Special Purpose Acquisition Company No.30	Hybrid bond with securities- like features	—	1,390,000	—	1,445,135	2,835,135
KB Special Purpose Acquisition Company No.31	Hybrid bond with securities- like features	—	2,190,000	—	2,111,082	4,301,082
Others
Kookmin Bank	Deposits [2]	383,027,563	—	—	116,655,695	499,683,258
	Borrowings	265,927,798	811,389,573	(955,663,271)	—	121,654,100
KB Kookmin Card Co., Ltd.	Debt Securities	30,127,334	—	(30,127,334)	—	—
KB Savings Bank Co., Ltd.	Borrowings	3,000,000	—	(3,000,000)	—	—

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

KB Insurance Co., Ltd	Borrowings	70,500,000	—	(70,500,000)	—	—
KB Capital Co., Ltd.	Borrowings	43,312,000	—	(43,312,000)	—	—
KB STAR CLASBY 1 st Inc.	Borrowings	72,000,000	—	(72,000,000)	—	—
Executives	Deposit Liabilities	635,217	283,283	(544,503)	—	373,997
The Group
Employees	Loans to employees	12,587,095	16,252,859	(5,351,154)	—	23,488,800
[1]	These companies are not related parties of the Group as at December 31, 2024.
[2]	Transactions such as settlement payments for business reasons and deposits that can be deposited and withdrawn at any time between related parties are disclosed in net amounts.

In addition to the above, the balance of hybrid securities held by KB Financial Group Inc., issued by the Group as at December 31, 2025, is ~~W~~ 530,000 million (2024 : ~~W~~ 530,000 million), and the related dividend payment for the year ended December 31, 2025 is ~~W~~ 26,600 million (2024 : ~~W~~ 31,913 million).

And the dividend paid by the Group to KB Financial Group Inc., the parent company, through disposal of retained earnings in 2025 during the year ended December 31, 2025 is ~~W~~ 580,000 million (2024 : ~~W~~ 150,000 million).

Meanwhile, the above financial transactions do not include details of increases or decreases in deposits that occur for business reasons between related parties.

(d) Other transactions with related parties for the years ended December 31, 2025 and 2024, are as follows:

(In thousands of Korean won)	2025
	Contribution	Collection and others
Associates
KB Special Purpose Acquisition Company No.21 [1]	—	10,000
KB Special Purpose Acquisition Company No.26 [1]	—	5,000
KB Special Purpose Acquisition Company No.28 [1]	—	5,000
KB Special Purpose Acquisition Company No.32	10,000	—
KB New Paradigm Agriculture Venture Fund	—	375,000
KB KONEX Market Vitalization Fund [1]	—	540,000
KB-KDBC New Technology Business Investment Fund	—	1,500,000
KB-SJ Tourism Venture Fund	—	190,000
KB-Stonebridge Secondary Private Equity Fund	—	1,248,439
KB-SP Private Equity Fund IV [1]	—	2,494,808
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	1,800,000	1,700,815
KB Digital Platform Fund	10,000,000	—
KB-SOLIDUS Healthcare Investment Fund	1,316,667	—
JS Private Equity Fund III	—	749,248
THE CHAEUL FUND NO.1 [1]	—	1,000,000
POSITVE Sobujang Venture Fund #1 [1]	—	879,121
KB-NP Green ESG New Technology Venture Capital Fund	3,480,000	1,136,153
Hisstory 2022 Fintech Fund [1]	—	2,000,000
KB Bio Private Equity Investment Fund IV [1]	—	7,500,000
KB-SUSUNG 1st Investment Fund	—	946,000
Shinhan-Eco Venture Fund 2nd	25,000	190,000
2023 JB Newtech No.2 Fund [1]	—	1,405,557
U-KB Credit No.1 Private Equity	11,953,489	—
AKK Robotech Valueup New Technology Investment Fund [1]	—	1,000,000
IMM global Secondary 1-1 Equity Private Fund	756,186	162,251

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

NOVORSEC-SJG Consumer Secondary Fund [1]	—	1,700,000
KBSBI Global High-tech Strategic Private Equity Investment Limited Partnership	10,215,000	—
KB-Cyrus Tourism Venture Fund	1,000,000	—
NICE DATA INTELLIGENCE VENTURE FUND [1]	—	1,000,000
Pectus Hanwha Fund No.2 [1]	—	2,000,000
KB-IMM Newstar Real Estate Private Fund 1	19,386,033	—
KBLB Middle Market Enterprises Innovation Private Equity Fund	4,284,000	—
YG AI Industrial Automation Solutions FUND	2,000,000	—
KB-Novus Genesis Private Equity Fund	2,300,000	—
KB Special Purpose Acquisition Company No.33	160,000	—
E&I Holdings Co., Ltd [1]	27,300,000	27,300,000
Korea Environment Technology Co., LTD [1]	—	107,427,843
Semicolon Susong Commissioned Real Estate Investment Trust	77,000,000	857,210
Others
KB BMO Senior Loan Private Special Asset Fund 2	—	6,588,099
KB Overseas Investment Private Real Estate Investment Trust No. 22	4,016,340	—
KB Wisestar Private Real Estate Fund Investment Trust No. 1	—	2,414,882
KB North America Jefferies Private Special Asset Investment Trust No.1	4,683,542	1,346,657
KB North America Jefferies Private Special Asset Investment Trust No.2	262,750	89,659
KB Corporation Dollar MMF(USD)	28,989,000	43,844,420
Mirae Asset ESG Infrastructure General Investors Private Equity Fund No. 1	22,857	10,442
KB BXC GREEN CREDIT Infra General Private Special Asset Fund 2	44,338	28,032
KB Apax Global Buyout Fund	1,912,740	—
KB Global Infra Private Special Asset Fund No.6	—	130,507
KB Overseas Investment Private Real Estate Investment Trust No. 35	50,606	—
KB Global Senior Loan Private Fund No.1(USD)	18,489,479	5,808,597
KB Wisestar General Real Estate Fund 24	14,700,000	14,700,000
KB Global Platform Fund	—	2,880,000
KB New Deal Innovation Fund	—	1,000,000
Paramark KB Fund I	1,830,000	411,000
KB Secondary Plus Fund	—	1,676,310
KB Prime Digital Platform Fund	1,125,000	—
KB Scale-up Fund No.2	3,500,000	—
KB Global Platform Fund No.2	2,400,000	—
Startup Korea KB Secondary Fund	1,500,000	1,961
Timefolio The Time-Frontier Star Specialized Private Investment Trust	10,097,349	490,175
KB Wisestar General Real Estate Fund 21	8,899,000	230,400
KB ValueRise Blind Private Real Estate Fund No.1	10,684,210	—
PineStreet Global Corporate FoF 28-2(AOP II)	141,706	1,265
KB BX Europe Infra Private SpecialAsset Fund 1(EUR)	4,177,909	—
KB RISE Short-Term MSB ETF	71,909,225	71,909,111
KB Wisestar General Real Estate Fund 28	20,500,000	—

[1]	These companies are not related parties of the Group as at December 31, 2025.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

Associates
KB Special Purpose Acquisition Company No.22 [1]	—	10,000
KB Special Purpose Acquisition Company No.28	5,000	—
KB Special Purpose Acquisition Company No.29	10,000	—
KB Special Purpose Acquisition Company No.30	10,000	—
KB Special Purpose Acquisition Company No.31	10,000	—
KB New Paradigm Agriculture Venture Fund	—	825,000
KB KONEX Market Vitalization Fund	—	75,000
KB-KDBC New Technology Business Investment Fund	—	300,000
KBTS Technology Venture Private Equity Fund	—	704,000
KB-SJ Tourism Venture Fund	—	4,030,000
KB-Stonebridge Secondary Private Equity Fund	—	190,539
KB-UTC Inno-Tech Venture Fund	—	112,500
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	4,482,000	3,889,195
KB Material and Parts No. 1 PEF [1]	—	3,400,000
KB Global Commerce Private Equity Investment Fund [1]	—	7,000,000
KB-KTB Technology Venture Fund	2,000,000	—
KB Digital Platform Fund	10,000,000	—
KB-SOLIDUS Healthcare Investment Fund	1,300,000	—
KB-BridgePole Venture Investment Fund [1]	—	136,000
KB-Kyobo New Mobility Power Fund [1]	—	3,000,000
JS Private Equity Fund III	—	754,979
POSITVE Sobujang Venture Fund #1	—	1,120,879
KB-NP Green ESG New Technology Venture Capital Fund	7,920,000	—
LAKEWOOD-AVES Fund No.1 [1]	—	2,000,000
KB-SUSUNG 1st Investment Fund	—	924,000
Friend 55 New Technology Business Investment Fund [1]	—	1,200,000
Bitgoeul Cheomdan Green 1st Co., Ltd.	152,000	—
DSIP-Pharos Bioenergy Fund [1]	—	4,000,000
Shinhan-Eco Venture Fund 2nd	225,000	—
2023 JB Newtech No.2 Fund	—	394,443
U-KB Credit No.1 Private Equity	279,070	—
Timefolio Athleisure Investment Fund	4,000,000	—
COMPA Global Scale-Up Fund No.3	1,000,000	—
AKK Robotech Valueup New Technology Investment Fund	1,000,000	—
YG MCE PROJECT No.1 Fund	1,500,000	—
HI YG Win-win Fund No.2	2,000,000	—
KB-CJ Venture Fund 1st	1,800,000	—
Elohim-Bilanx aerospace No.1 Fund	2,000,000	—
KB-SUSUNG 2nd Investment Fund	2,000,000	—
IMM global Secondary 1-1 Equity Private Fund	2,819,038	—
LIB Material Investment Fund	4,098,144	—
NOVORSEC-SJG Consumer Secondary Fund	1,700,000	—
KBSBI Global High-tech Strategic Private Equity Investment Limited Partnership	5,059,098	—
KB-Cyrus Tourism Venture Fund	1,000,000	—
IBKS Design Fund	2,000,000	—
NICE DATA INTELLIGENCE VENTURE FUND	1,000,000	—
Pectus Hanwha Fund No.2	2,000,000	—
KB-IMM Newstar Real Estate Private Fund 1	20,897,275	—
G Payment Joint Stock Company	—	1,504,288
Korea Environment Technology Co., LTD	107,427,843	—
Others
KB BMO Senior Loan Private Special Asset Fund 2	—	5,119,216

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

KB Overseas Investment Private Real Estate Investment Trust No. 22	2,728,938	853,778
KB Global Platform Fund	—	2,540,000
Paramark KB Fund I	2,710,000	—
KB Prime Digital Platform Fund	900,000	—
KB Scale-up Fund No.2	1,500,000	—
KB Global Platform Fund No.2	3,600,000	—
KB Overseas Investment Private Real Estate Investment Trust No. 35	50,535	—
KB North America Jefferies Private Special Asset Investment Trust No.2	38,129	—
KB KBSTAR Money Market Active	10,090,203	81,692,923
KB KBSTAR US Short-Term IG Corporate Bond ETF	—	30,915,000
KB Wise star General Real Estate Fund 22	—	96,145,931
Mirae Asset ESG Infrastructure General Investors Private Equity Fund No. 1	372,857	—
KB BXC GREEN CREDIT Infra General Private Special Asset Fund 2	64,458	—
KB Apax Global Buyout Fund	2,669,708	—
KB Global Infra Private Special Asset Fund No.6	2,006,602	—
KB Global Senior Loan Private Fund No.1(USD)	5,996,748	—
Startup Korea KB Secondary Fund	1,500,000	—
REKSA DANA VALBURY STABLE GROWTH FUND	—	126,277

[1]	These companies are not related parties of the Group as at December 31, 2024.

(e) Details of guarantees and assets pledged as collateral to related parties as at December 31, 2025 and 2024 are as follows:

- Guarantees

	Limit amount
(in thousands of Korean won)	Details	2025	2024
KB Star Galaxy Towers REIT	Funding replenishment agreement B	—	40,000,000

- Assets pledged as collateral

(in thousands of Korean won)		2025		2024
	Details of assets pledged	Carrying amount	Collateralized amount	Carrying amount	Collateralized amount
Other related parties
Kookmin Bank	Time deposits and others	173,000,000	167,000,000	173,000,000	167,000,000
	Bonds denominated in Korean won	100,962,906	105,126,000	19,197,211	20,000,000
	Stocks denominated in Korean won	105,943,750	119,887,500	—	—
	Investment Properties	25,022,287	25,022,287	32,449,970	22,992,136
KB Insurance Co., Ltd	Bonds denominated in Korean won	—	—	92,936,186	91,962,000

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

- Assets received as collateral

(in thousands of Korean won)	Details of assets pledged	2025	2024
		Collateralized amount	Collateralized amount
Other related parties
Kookmin Bank	Bonds denominated in Korean won	585,760,000	108,891,000
KB Insurance Co., Ltd.	Bonds denominated in Korean won	277,790,000	10,000,000
KB Life Insurance Co., Ltd.	Bonds denominated in Korean won	143,738,832	—

As at December 31, 2025, the Group has ~~W~~ 140,000 million (2024 : ~~W~~ 144,362 million) of credit line such as loan agreement. . And the Group has entered into a CLS (Foreign Exchange Simultaneous Settlement) third-party service agreement with Kookmin Bank Co., Ltd., and according to the related agreement, it can receive intraday liquidity of USD 500 million on the condition of repayment on the settlement date.

(f) Details of unused loan commitments provided to the related parties as at December 31, 2025 and 2024, are as follows:

(In thousands of Korean won)	Details	Amounts
		2025	2024
KB BMO Senior Loan Private Special Asset Fund 2	Purchase agreements of securities	22,076	22,616
KB Global Infra Private Special Asset Fund No.6	Purchase agreements of securities	2,993,171	2,993,171
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Purchase agreements of securities	462,000	2,262,000
Paramark KB Fund I	Purchase agreements of securities	290,000	2,120,000
KB-SOLIDUS Healthcare Investment Fund 1	Purchase agreements of securities	—	1,316,667
KB Digital Platform Fund	Purchase agreements of securities	12,000,000	22,000,000
KB-NP Green ESG New Technology Venture Capital Fund	Purchase agreements of securities	420,000	3,900,000
KB Prime Digital Platform Fund	Purchase agreements of securities	—	1,125,000
KB Scale-up Fund No.2	Purchase agreements of securities	2,000,000	5,500,000
KB Overseas Investment Private Real Estate Investment Trust No. 22	Purchase agreements of securities	3,530,738	7,709,267
KB Global Platform Fund No.2	Purchase agreements of securities	5,400,000	7,800,000
KB North America Jefferies Private Special Asset Investment Trust No.1	Purchase agreements of securities	1,570,513	6,416,289
KB North America Jefferies Private Special Asset Investment Trust No.2	Purchase agreements of securities	82,659	337,699
Mirae Asset ESG Infrastructure General Investors Private Equity Fund No. 1	Purchase agreements of securities	604,238	727,095
U-KB Credit No.1 Private Equity	Purchase agreements of securities	12,953,488	24,906,977
KB Wisestar Private Real Estate Fund Investment Trust No. 1	Purchase agreements of securities	—	19,000

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

Shinhan-Eco Venture Fund 2nd	Purchase agreements of securities	425,000	450,000
KB Apax Global Buyout Fund	Purchase agreements of securities	12,158,512	13,069,562
KB-CJ Venture Fund 1st	Purchase agreements of securities	4,200,000	4,200,000
KB-Cyrus Tourism Venture Fund	Purchase agreements of securities	3,000,000	4,000,000
KB Global Senior Loan Private Fund No.1(USD)	Purchase agreements of securities	18,420,801	38,119,931
KB Overseas Investment Private Real Estate Investment Trust No. 35	Purchase agreements of securities	184,387	241,039
KB Development Blind General Private Real Estate Investment Trust No.2	Purchase agreements of securities	—	360,000
Startup Korea KB Secondary Fund	Purchase agreements of securities	7,000,000	8,500,000
IMM global Secondary 1-1 Equity Private Fund	Purchase agreements of securities	10,847,438	11,814,216
PineStreet Global Corporate FoF 28-2	Purchase agreements of securities	143,227	200,526
KBSBI Global High-tech Strategic Private Equity Investment Limited Partnership	Purchase agreements of securities	14,725,902	24,940,902
KB-IMM Newstar Real Estate Private Fund 1	Purchase agreements of securities	8,716,692	28,102,725
KBLB Middle Market Enterprises Innovation Private Equity Fund	Purchase agreements of securities	15,716,000	—
KB ValueRise Blind Private Real Estate Fund No.1	Purchase agreements of securities	1,815,790	—
KB BX Europe Infra Private SpecialAsset Fund 1(EUR)	Purchase agreements of securities	4,136,158	—
KB-IMM Newstar Real Estate Private Fund 2	Purchase agreements of securities	25,490,182	—
KB Wisestar General Real Estate Fund 21	Purchase agreements of securities	11,101,000	—
KB-ANDA Deep Tech Venture Fund	Purchase agreements of securities	6,250,500	—

The Group received credit card commitment amounting to ~~W~~ 30,000 million(~~W~~ 23,000 million as at December 31, 2024) from KB Kookmin Card Co., Ltd. as at December 31, 2025.

(g) Debt instruments purchased or sold via the Group by the related party for the years ended December 31, 2025 and 2024, are as follows.

	2025
(in thousands of Korean won)	Sale	Purchase [1]
KB Financial Group Inc.	—	210,000,000
Kookmin Bank	10,734,429,024	10,324,889,295
KB Insurance Co., Ltd	1,405,912,442	189,055,117
KB Life Insurance Co., Ltd	832,968,613	335,653,115
KB Capital Co., Ltd.	—	260,320,000
KB Kookmin Card Co., Ltd.	—	90,000,000

[1]	Debt instruments issued by the related parties and purchased by the Group are included.

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

	2024
(in thousands of Korean won)	Sale	Purchase [1]
KB Financial Group Inc.	—	20,000,000
Kookmin Bank	8,981,924,390	8,213,942,162
KB Insurance Co., Ltd.	969,601,763	395,133,652
KB Life Insurance Co., Ltd.	538,960,937	431,117,063
KB Capital Co., Ltd.	—	220,000,000
KB Kookmin Card Co., Ltd.	—	130,000,000

[1]	Debt instruments issued by the related parties and purchased by the Group are included.

(h) The key management includes directors, members of BOD, CFO, person in charge for internal audit and their compensation for the years ended December 31, 2025 and 2024, are as follows.

(in thousands of Korean won)	2025	2024
Salaries	26,372,671	17,868,966
Post-employment benefits	857,002	845,549
Share-based payment	29,144,965	24,598,629

	56,374,638	43,313,144

43. Supplemental Cash Flow Information

Adjustments for non-cash items of cash flows from operating activities for the years ended December 31, 2025 and 2024, are as follows.

(in thousands of Korean won)	2025	2024
Interest income	(1,767,447,056)	(1,786,484,002)
Interest expenses	1,148,067,884	1,179,191,195
Dividend income and distribution income	(116,166,843)	(91,056,529)
Tax expenses	224,506,293	158,272,193
Gains on valuation of financial assets (liabilities) required to be mandatorily measured at FVTPL	(1,846,047,283)	(593,355,209)
Losses on valuation of financial assets (liabilities) required to be mandatorily measured at FVTPL	757,388,551	523,121,917
Gains on valuation of financial assets (liabilities) designated at FVTPL	(49,800,640)	(138,878,158)
Losses on valuation of financial assets (liabilities) designated at FVTPL	236,511,091	187,567,451
Gains on valuation of derivative financial assets (liabilities)	(2,201,611,473)	(1,224,670,567)
Losses on valuation of derivative financial assets (liabilities)	2,482,180,251	1,422,207,317
Gains or losses on disposal of financial assets at FVOCI	(24,498,535)	(12,705,258)
Provision for allowances for loan losses	88,926,716	54,050,191
Depreciation	59,613,156	56,885,629
Amortization	58,477,146	54,692,261
Foreign currency translations	(70,588,288)	(137,779,851)
Others	92,567,066	113,535,980

	(927,921,964)	(235,405,440)

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

Changes in operating assets and liabilities of cash flows for the years ended December 31, 2025 and 2024, are as follows.

(in thousands of Korean won)	2025	2024
Deposits in financial institutions	(796,908,552)	(41,876,130)
Financial assets required to be mandatorily measured at FVTPL	(4,253,091,457)	(1,121,560,056)
Derivative financial instruments	(342,484,895)	(329,637,150)
Loans measured at amortised cost	(173,999,549)	(142,436,152)
Other assets	(3,525,638,264)	1,197,627,263
Deposit liabilities	4,312,800,785	413,778,005
Financial liabilities required to be mandatorily measured at FVTPL	11,909,296	(185,579,133)
Financial liabilities designated at FVTPL	(205,049,772)	(21,982,796)
Defined benefit obligation	(24,515,202)	(22,923,860)
Securities sold under repurchase agreements	791,868,208	325,265,250
Other liabilities	3,693,643,525	(1,552,482,049)

	(511,465,877)	(1,481,806,808)

Changes in liabilities of cash flows from financing activities for the years ended December 31, 2025 and 2024, are as follows.

	2025
(in thousands of Korean won)	Borrowings	Debentures	Guarantee deposits	Lease liabilities	Others	Total
Beginning balance (net)	24,083,885,354	3,457,691,424	15,879,110	110,565,256	55,089,625	27,723,110,769
Cash Transactions	2,861,360,138	1,168,100,000	492,762	(38,314,233)	16,665,222	4,008,303,889
Exchanges in foreign currency	(18,155,048)	(10,530,000)	(7,185)	175,035	—	(28,517,198)
Changes in consolidation scope	(411,417,840)	—	(6,031,442)	—	(21,238)	(417,470,520)
Non-cash transactions	—	(1,457,133)	221,855	20,054,380	(24,654,948)	(5,835,846)

Ending balance(net)	26,515,672,604	4,613,804,291	10,555,100	92,480,438	47,078,661	31,279,591,094

	2024
(in thousands of Korean won)	Borrowings	Debentures	Guarantee deposits	Lease liabilities	Others	Total
Beginning balance (net)	22,505,037,220	2,556,301,933	16,255,758	108,095,746	92,117,465	25,277,808,122
Cash Transactions	1,685,010,913	848,655,508	(565,526)	(46,492,571)	(32,697,143)	2,453,911,181
Exchanges in foreign currency	28,537,841	54,036,492	26,348	(485,759)	—	82,114,922
Changes in consolidation scope	(134,700,620)	—	—	—	(57,391,789)	(192,092,409)
Non-cash transactions	—	(1,302,509)	162,530	49,447,840	53,061,092	101,368,953

Ending balance(net)	24,083,885,354	3,457,691,424	15,879,110	110,565,256	55,089,625	27,723,110,769

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

44. Non-cash Transactions

Significant non-cash transactions from investing activities and financing activities which are not included in consolidated statements of cash flows for the years ended December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Increase due to gains on valuation of financial assets at FVOCI	43,057,273	7,160,042

45. Interests in Unconsolidated Structured Entities

Information about interests in unconsolidated structured entities, which the Group does not have control over, including the nature, purpose and activities of the structured entity and how the structured entity is financed, is as follows:

Nature	Purpose	Activities	Method of financing
Asset-backed securitization	• Early cash generation through transfer of securitization assets • Fees earned as services to SPC, such as providing lines of credit and ABCP purchase commitments	• Fulfillment of Asset-backed securitization plan • Purchase and transfer of securitization assets • Issuance and repayment of ABS and ABCP	• Issuance of ABS and ABCP based on securitization assets
Project financing	• Granting PF loans to SOC and real estate • Granting loans to ships/ aircrafts SPC	• Construction of SOC and real estate • Building ships/ construction and purchase of aircrafts	• Loan commitments through Credit Line, providing lines of credit and investment agreements
Trust	Management of financial trusts; • Development trust • General unspecified money trust • Principal non-guaranteed trust	• Development, management, and disposal of trusted real estate assets • Payment of trust fees and allocation of trust profits.	• Sales of financial trusts
Investment funds	• Investment in beneficiary certificates • Investment in PEF and partnerships	• Management of fund assets • Payment of fund fees and allocation of fund profits	• Sales of beneficiary certificate instruments • Investment of managing partners and limited partners

Details of the size of the interest in unconsolidated structured entities and the nature of risks related are as follows:

	2025
(in thousands of Korean won)	Asset-backed securitization	Investment fund	Others	Total
Total assets of unconsolidated structured entities	28,050,654,761	45,393,658,753	6,258,050,875	79,702,364,389
Assets recognized in the consolidated financial statements of the Group
Loans	1,355,306,045	119,127,758	187,729,852	1,662,163,655
Securities	5,220,766,756	2,264,299,591	5,100,000	7,490,166,347

KB SECURITIES CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025 and 2024

Investments in associates	—	375,198,960	—	375,198,960
Derivative financial assets	—	—	—	—
Other assets	9,894,795	—	—	9,894,795

	6,585,967,596	2,758,626,309	192,829,852	9,537,423,757

Liabilities recognized in the consolidated financial statements of the Group
Derivatives financial liabilities	—	—	—	—
Other liabilities	347,666	—	99,046	446,712

	347,666	—	99,046	446,712

Maximum exposure to loss
Holding assets	6,585,967,596	2,758,626,309	192,829,852	9,537,423,757
Payment guarantee and loan commitments	825,879,042	498,872,419	—	1,324,751,461

	7,411,846,638	3,257,498,728	192,829,852	10,862,175,218

The way that the maximum exposure to loss is determined	Amount of credit offerings and purchase agreement	Amount of investment commitment	Amount of investment commitment

	2024
(in thousands of Korean won)	Asset-backed securitization	Investment fund	Others	Total
Total assets of unconsolidated structured entities	27,494,499,486	36,922,739,184	1,747,360,472	66,164,599,142
Assets recognized in the consolidated financial statements of the Group
Loans	1,215,820,606	101,876,459	391,718,184	1,709,415,249
Securities	4,527,878,198	1,855,322,317	4,390,000	6,387,590,515
Investments in associates	—	299,527,388	—	299,527,388
Derivative financial assets	7,741,844	4,110,593	—	11,852,437
Other assets	4,153,655	188,710	—	4,342,365

	5,755,594,303	2,261,025,467	396,108,184	8,412,727,954

Liabilities recognized in the consolidated financial statements of the Group
Derivatives financial liabilities	—	—	—	—
Other liabilities	514,822	—	—	514,822

	514,822	—	—	514,822

Maximum exposure to loss
Holding assets	5,755,594,303	2,261,025,467	396,108,184	8,412,727,954
Payment guarantee and loan commitments	611,068,184	528,516,403	—	1,139,584,587

	6,366,662,487	2,789,541,870	396,108,184	9,552,312,541

The way that the maximum exposure to loss is determined	Amount of credit offerings and purchase agreement	Amount of investment commitment	Amount of investment commitment